Exhibit 99.1
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
Important: If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.
If you have sold or transferred all your shares in Brilliance China Automotive Holdings Limited, you should at once hand this circular together with the form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.
This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company.
The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
(1) CONNECTED TRANSACTION — SUBSCRIPTION OF SHARES
BY A CONNECTED PERSON;
AND
(2) WHITEWASH WAIVER
Independent Financial Adviser to the Independent Board Committee and
Independent Shareholders

A letter from the independent board committee of Brilliance China Automotive Holdings Limited is set out on page 11 of this circular.
A letter from Partners Capital International Limited, the independent financial adviser, containing its advice to the independent board committee and the independent shareholders of Brilliance China Automotive Holdings Limited is set out on pages 12 to 27 of this circular.
A notice convening a special general meeting to be held at Room Tian Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 13th January, 2009 at 9:00 a.m. is set out on pages 113 to 114 of this circular. Whether or not you are able to attend the special general meeting, you are requested to complete the accompanying form of proxy in accordance with the instructions printed thereon and return it to the office of the branch registrar of Brilliance China Automotive Holdings Limited in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806-07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the special general meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the special general meeting or any adjourned meeting (as the case may be) should you so wish.

*	for identification purposes only
23rd December, 2008

DEFINITIONS
     In this circular, unless otherwise defined, terms used herein shall have the following meaning:

“Announcement”	the announcement dated 2nd December, 2008 made by the Company in relation to the Subscription and the Whitewash Waiver;

“associates”	has the meaning ascribed thereto in the Listing Rules;

“Board”	the board of Directors;

“Bye-Laws”	the bye-laws of the Company;

“Company”	Brilliance China Automotive Holdings Limited (*), an exempted company incorporated in Bermuda with limited liability, whose securities are listed on the Stock Exchange;

“connected persons”	has the meaning ascribed thereto in the Listing Rules;

“Convertible Bonds”	the zero coupon guaranteed convertible bonds due 2011 with a principal amount of US$182,678,000 issued by Brilliance China Finance Limited, a wholly-owned subsidiary of the Company;

“Directors”	the directors of the Company;

“Executive”	The Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegates;

“Group”	the Company and its subsidiaries;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC;

“Huachen”	Huachen Automotive Group Holdings Company Limited, the controlling shareholder of the Company which as at the Latest Practicable Date is interested in approximately 39.41% of the issued share capital of the Company;

“Independent Board Committee”	the independent committee of the Board, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, all of whom are independent non-executive Directors, formed to advise the Independent Shareholders as to the Subscription and the Whitewash Waiver;

“Independent Financial Adviser”	Partners Capital International Limited, a corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO, being the independent financial adviser appointed for the purpose of advising the Independent Board Committee and the Independent Shareholders as to the Subscription and the Whitewash Waiver;

“Independent Shareholders”	Shareholders other than (i) Huachen and its associates and parties acting in concert with it; and (ii) those who are involved or interested in the Subscription;

“Last Trading Day”	the last full trading day immediately before the signing of the Subscription Agreement, ie. 28th November, 2008;

“Latest Practicable Date”	19th December, 2008, the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Ordinary Resolutions”	the ordinary resolutions to be proposed at the SGM for the approval of the Subscription Agreement, the Whitewash Waiver and the issue and allotment of the Subscription Shares, and each an “Ordinary Resolution”;

“PRC”	The People’s Republic of China and for the sole purpose of this circular shall exclude Hong Kong, Macau Special Administrative Region of the PRC and Taiwan;

“RMB”	renminbi, the lawful currency of the PRC;

“Relevant Period”	the period commencing from 2nd June, 2008 (being the date falling six months immediately prior to the date of the Announcement) and ending on the Latest Practicable Date;

“SFO”	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“SGM”	the special general meeting of the Company to be held at Room Tian Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 13th January, 2009 at 9:00 a.m. for the purpose of considering, and if thought fit, approving (i) the Subscription Agreement; (ii) the Whitewash Waiver; and (iii) the issue and allotment of the Subscription Shares;

“Shareholder(s)”	holder(s) of Shares;

“Shares”	shares at par value of US$0.01 each in the share capital of the Company;

“Shenyang	(Shenyang Brilliance JinBei Automobile Co., Ltd.*), a sino-

Automotive”	foreign equity joint venture established in the PRC on 19th July, 1991 and a subsidiary of the Company whose equity interests are owned as to 51% by the Company and as to 39.1% by JinBei. The principal activities of Shenyang Automotive are the manufacture, assembly and sale of minibuses and sedans as well as automotive components in the PRC;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscription”	the subscription of the Subscription Shares as contemplated under the Subscription Agreement;

“Subscription Agreement”	the subscription agreement dated 1st December, 2008 entered into between the Company and Huachen in respect of the Subscription;

“Subscription Monies”	approximately RMB500 million (equivalent to approximately HK$565 million);

“Subscription Price”	HK$0.43 each Subscription Share;

“Subscription Shares”	1,313,953,488 new Shares to be issued and allotted under the Subscription Agreement;

“subsidiary”	has the meaning ascribed thereto under the Companies Ordinance;

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers;

“US$”	United States dollars, the lawful currency of the United States of America; and

“Whitewash Waiver”	a waiver from the Executive pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code, in respect of the obligations of Huachen and parties acting in concert with it to make a mandatory general offer for all the securities of the Company not already owned by Huachen and parties acting in concert with it which would otherwise arise as a result of the issue and allotment of the Subscription Shares under the Subscription Agreement.
     In this circular, RMB1.00 is taken to be equivalent to HK$1.13. The conversion rate is for the purpose of illustration only and does not constitute a representation that any amounts have been, could have been, or may be exchanged at the aforementioned or any other rates.

*	for identification purposes only

LETTER FROM THE BOARD
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)

Executive Directors:	Registered Office:
Mr. Wu Xiao An	Canon’s Court
(also known as Mr. Ng Siu On) (Chairman)	22 Victoria Street
Mr. Qi Yumin (Chief Executive Officer)	Hamilton HM12
Mr. He Guohua	Bermuda
Mr. Wang Shiping

Head office and principal place
Non-executive Director:	of business:
Mr. Lei Xiaoyang	Suites 1602—05
Chater House
Independent Non-executive Directors:	8 Connaught Road Central
Mr. Xu Bingjin	Hong Kong
Mr. Song Jian
Mr. Jiang Bo

23rd December, 2008
To the Shareholders

Dear Sir or Madam,
(1) CONNECTED TRANSACTION — SUBSCRIPTION OF SHARES
BY A CONNECTED PERSON;
AND
(2) WHITEWASH WAIVER
INTRODUCTION
     On 2nd December, 2008, the Board announced that the Company and Huachen, a controlling Shareholder which is interested in approximately 39.41% of the issued share capital of the Company, entered into the Subscription Agreement on 1st December, 2008 in relation to the subscription of 1,313,953,488 new Shares at HK$0.43 each Subscription Share.
     Huachen is a controlling Shareholder and hence a connected person under the Listing Rules. The Subscription contemplated under the Subscription Agreement constitutes a connected transaction under Chapter 14A of the Listing Rules and is subject to the approval of the Independent Shareholders taken on poll at the SGM.
     Under Rule 26 of the Takeovers Code, the issue of the Subscription Shares to Huachen pursuant to the Subscription Agreement will trigger a conditional mandatory offer by Huachen for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it. Application has been made by Huachen to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to the approval of the Independent Shareholders taken on poll at the SGM.
     An Independent Board Committee, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, being all the independent non-executive Directors of the Company, has been established to advise the Independent Shareholders as to the Subscription and the Whitewash Waiver. The letter from the Independent Board Committee setting out its advice and recommendations to the Independent Shareholders on the Subscription and the Whitewash Waiver is set out on page 11 of this circular.

*	for identification purposes only

     Partners Capital International Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Subscription and the Whitewash Waiver. The letter from the Independent Financial Adviser setting out its advice and recommendations to the Independent Board Committee and the Independent Shareholders on the Subscription and the Whitewash Waiver is set out on pages 12 to 27 of this circular.
     The purpose of this circular is to provide Shareholders with details of the Subscription and the Whitewash Waiver and a notice to Shareholders convening the SGM to approve (i) the Subscription Agreement; (ii) the Whitewash Waiver; and (iii) the issue and allotment of the Subscription Shares.
THE SUBSCRIPTION
The Subscription Agreement
     On 1st December, 2008, the Company and Huachen, a controlling Shareholder which is interested in approximately 39.41% of the issued share capital of the Company, entered into the Subscription Agreement in relation to the subscription of 1,313,953,488 new Shares at HK$0.43 each Subscription Share.
     Huachen is a state-owned limited liability company which was established under the laws of the PRC on 16th September, 2002 and is wholly beneficially owned by the Liaoning Provincial Government of the PRC. The principal activities of Huachen is investment holding. The directors of Huachen are Mr. Qi Yumin, Mr. Wu Xiao An (also known as Mr. Ng Siu On) and Mr. He Guohua, all of whom are executive Directors; and Mr. Qin Li, Mr. Zhao Jian and Mr. Tang Qi.
Subscription Price
     The subscription price of HK$0.43 each Subscription Share was determined on an arm’s length basis. The Directors consider the Subscription Price to be fair and reasonable. The net price of each Subscription Share is HK$0.42.
     The Subscription Monies in the total amount of approximately RMB500 million (equivalent to approximately HK$565 million) is to be settled in cash by Huachen by no later than the date of completion of the Subscription.
     The Subscription Price represents:
(i)	a premium of approximately 10.3% to the closing price of HK$0.39 per Share for the morning trading session of the Stock Exchange on 1st December, 2008, the date of the Subscription Agreement;

(ii)	a premium of approximately 13.2% to the closing price of HK$0.38 per Share as stated in the daily quotation sheet of the Stock Exchange on the Last Trading Day;

(iii)	a premium of approximately 24.6% to the average closing price of approximately HK$0.345 per Share as stated in the daily quotation sheet of the Stock Exchange for the last five trading days up to and including the Last Trading Day;

(iv)	a premium of approximately 28.0% to the average closing price of approximately HK$0.336 per Share as stated in the daily quotation sheet of the Stock Exchange for the last 10 trading days up to and including the Last Trading Day;

(v)	a premium of approximately 35.2% to the average closing price of approximately HK$0.318 per Share as stated in the daily quotation sheet of the Stock Exchange for the last 30 trading days up to and including the Last Trading Day; and

(vi)	a discount of approximately 3.4% to the closing price of HK$0.445 per Share as stated in the daily quotation sheet of the Stock Exchange on the Latest Practicable Date.
Ranking of the Subscription Shares
     The Subscription Shares, when issued and fully paid, will rank pari passu among themselves and with Shares in issue at the time of issue and allotment of the Subscription Shares and ex any dividend or other distribution which has been or may be declared with a record date prior to the date of issue and allotment of the Subscription Shares. The Subscription Shares will be issued and allotted pursuant to a specific mandate to be approved by the Independent Shareholders at the SGM.

     There is no restriction on subsequent sale of the Subscription Shares.
The Subscription Shares
     The Subscription Shares represent approximately 35.80% and 26.36% of the existing issued share capital of the Company and the issued share capital of the Company as enlarged by the Subscription Shares, respectively.
     The Subscription Shares will be issued under a specific mandate to be considered by the Independent Shareholders at the SGM. Application has been made by the Company to the Listing Committee of the Stock Exchange for the grant of the listing of, and permission to deal in, the Subscription Shares.
Conditions of the Subscription Agreement
     Completion of the Subscription Agreement is conditional upon:
(i)	the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Subscription Shares;

(ii)	the granting of the Whitewash Waiver by the Executive; and

(iii)	the Independent Shareholders approving by way of poll at the SGM the Subscription Agreement, the Whitewash Waiver and the issue and allotment of the Subscription Shares to Huachen and the implementation of the transactions contemplated under the Subscription Agreement.
     The above conditions cannot be waived by the parties to the Subscription Agreement. In the event that the conditions to the Subscription Agreement are not fulfilled by 22nd May, 2009, or such later date as may be agreed between the Company and Huachen, all rights, obligations and liabilities of the parties in respect of or under the Subscription Agreement shall cease and terminate, and no party shall have any claim of any nature whatsoever against the other parties under the Subscription Agreement (except in respect of any antecedent breach of any obligation under the Subscription Agreement) other than the refund of the Subscription Monies to Huachen or to deal with the Subscription Monies in such manner as to be agreed between Huachen and the Company upon the occurrence of such event.
     As at the Latest Practicable Date, none of the conditions has been fulfilled.
     Completion shall take place on the third business day after fulfillment of the conditions and shall be no later than 27th May, 2009.
USE OF PROCEEDS
     The gross proceeds from the Subscription is approximately RMB500 million (equivalent to approximately HK$565 million). After deducting expenses relating to the Subscription, net proceeds in the amount of approximately RMB490 million (equivalent to approximately HK$553.7 million) will be used to reduce the outstanding indebtedness of the Group and for working capital of Shenyang Automotive.
REASONS FOR THE SUBSCRIPTION
     The Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The Group would like to raise funds to reduce debt and increase working capital to improve its liquidity and cash flow position. The price of the Shares has been adversely impacted by the current financial turmoil and negative market sentiment. The Company wishes to issue Shares at a premium. Huachen is prepared to subscribe for the Subscription Shares at a premium to the trading price of the Shares and inject cash to further support the business of the Group. The Subscription will provide the Group with additional cash to strengthen its financial position, and to better equip the Group in weathering through the current economic downturn.

SHAREHOLDING STRUCTURE
     The following table sets out the shareholding structure of the Company before and after completion of the Subscription:

			Immediately after completion of the
			Subscription (taking into account the
			issue and allotment of the Subscription
			Shares and assuming no exercise of the
			subscription rights attaching to the
			outstanding options and the conversion
	Existing shareholding		rights of the Convertible Bonds)
		Approximate		Approximate
	Number of	percentage		percentage
	Shares	%	Number of Shares	%

Huachen and parties acting in concert with it (Note 1)	1,446,121,500	39.41	2,760,074,988	55.38
Templeton Asset Management Ltd. (Note 2)	517,937,632	14.11	517,937,632	10.39
Public Shareholders	1,705,706,768	46.48	1,705,706,768	34.23

Total	3,669,765,900	100.00	4,983,719,388	100.00

Notes:

1.	The 1,446,121,500 Shares are held by Huachen. The parties acting in concert with Huachen have no interest in the share capital of the Company.

2.	The 517,937,632 Shares in long position are held in the capacity as investment manager.

3.	As at the Latest Practicable Date, none of the Directors is interested in any Shares.

4.	As at the Latest Practicable Date, Mr. Wu Xiao An (also known as Mr. Ng Siu On), an executive Director and the Chairman, holds options to subscribe for 2,800,000 Shares, exercisable at any time during a 10-year period from 2nd June, 2001 at the subscription price of HK$1.896 per Share.

5.	Save for the options to subscribe for 2,800,000 Shares mentioned in note 4 above and the Convertible Bonds, as at the Latest Practicable Date, the Company did not have other outstanding options, derivatives, warrants or securities which are convertible or exchangeable into Shares.
     As at the Latest Practicable Date, apart from the outstanding options to subscribe for 2,800,000 Shares held by Mr. Wu Xiao An (also known as Mr. Ng Siu On) referred to in note 4 above, none of Huachen or parties acting in concert with it have any share options granted by the Company nor any other outstanding derivatives in respect of the securities of the Company.
INTENTION OF HUACHEN REGARDING THE GROUP
     It is the intention of Huachen that the Group will continue with its existing principal activities as stated in the paragraph headed “Reasons for the Subscription” above. Huachen believes that the Subscription will provide further support to the business of the Group as well as providing the Group with additional cash to strengthen its financial position. Huachen has no intention to inject any assets or business into the Group, introduce any major change to the existing business, or dispose or re-deploy the assets of the Group other than in its ordinary course of business, and intends that the employees of the Company and its subsidiaries will continue to be employed by the Group.
WHITEWASH WAIVER
     Upon completion of the Subscription, Huachen’s interest in the Company will increase from approximately 39.41% to approximately 55.38%. The parties acting in concert with Huachen have no interest in the share capital of the Company. Under Rule 26 of the Takeovers Code, the issue of the Subscription Shares to Huachen pursuant to the Subscription Agreement will trigger a conditional mandatory offer by Huachen for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it. Application has been made by Huachen to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, will be subject to, among other things, the approval of the Independent Shareholders taken on poll at the SGM. Huachen and parties acting in concert with it and those who are involved in or interested in the Subscription will abstain from voting on the resolution to approve the Whitewash Waiver at the SGM.

     As Huachen and parties acting in concert with it will be interested in more than 50% of the voting rights of the Company, Huachen and parties acting in concert with it may increase their holdings in the Company without incurring any further obligations under Rule 26 of the Takeovers Code to make a general offer for the securities of the Company.
     None of Huachen or parties acting in concert with it has acquired any voting rights of the Company during the Relevant Period.
     Save for the Subscription Agreement, there are no arrangements (whether by way of option, indemnity or otherwise) in relation to the Shares or shares of Huachen and which might be material to the Whitewash Waiver. Other than the Subscription Agreement, there are no agreements or arrangements to which Huachen is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a pre-condition or a condition to the Whitewash Waiver.
     None of Huachen or parties acting in concert with it has borrowed or lent any securities of the Company.
REQUIREMENTS OF THE LISTING RULES
     Huachen is a controlling Shareholder and hence a connected person under the Listing Rules. The Subscription contemplated under the Subscription Agreement constitutes a connected transaction under Chapter 14A of the Listing Rules and is subject to the approval of the Independent Shareholders taken on poll at the SGM.
     As at the Latest Practicable Date, Huachen is interested in approximately 39.41% of the issued share capital of the Company. In accordance with the requirements of the Listing Rules, Huachen and its associates will abstain from voting on the resolutions to approve the Subscription Agreement at the SGM.
THE SGM
     A notice convening the SGM to be held at Room Tian Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 13th January, 2009 at 9:00 a.m. for the purpose of considering, and if thought fit, the passing of the Ordinary Resolutions set out on pages 113 to 114 of this circular.
     The Ordinary Resolutions in respect of the Subscription, the Whitewash Waiver and the issue and allotment of the Subscription Shares will be put forward to the Independent Shareholders at the SGM to vote by way of a poll. As at the Latest Practicable Date, Huachen and its associates and parties acting in concert with it are interested in approximately 39.41% of the issued share capital of the Company, and is entitled to exercise control over the voting rights of 1,446,121,500 Shares and will abstain from voting on the Ordinary Resolutions at the SGM.
     There is enclosed a form of proxy for use at the SGM. Whether or not the Shareholders intend to be present at the SGM, they are requested to complete the form of proxy and return it to the office of the branch registrar of the Company in Hong Kong, Computershare Hong Kong Investor Services Limited, at Rooms 1806—07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding of the SGM or any adjourned meeting (as the case may be). Completion and delivery of the form of proxy will not prevent the Shareholders from attending and voting at the SGM or adjourned meeting (as the case may be) if they so wish.
PROCEDURES BY WHICH A POLL MAY BE DEMANDED
     Pursuant to the bye-law 70 of the Bye-Laws, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Listing Rules or demanded (before or at the declaration of the results of the show of hands or on the withdrawal of any other demand for a poll):
(i)	by the Chairman of the meeting; or

(ii)	by at least three Shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the meeting; or

(iv)	by any Shareholder or Shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
     Pursuant to Rule 13.39(3) of the Listing Rules, if the Chairman of the meeting and/or the Directors individually or collectively hold proxies in respect of shares holding 5% or more of the total voting rights at a particular meeting, and if on a show of hands a meeting votes in the opposite manner to that instructed in those proxies, the Chairman and/or the Directors and the Chairman holding proxies as aforesaid collectively shall demand a poll; provided that if it is apparent from the total proxies held that a vote taken on a poll will not reverse the vote taken on a show of hands, then the Directors and/or the Chairman shall not be required to demand a poll.
RECOMMENDATION
     The Independent Board Committee, comprising all the independent non-executive Directors, namely Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, who have no direct or indirect interest in the Whitewash Waiver, has been formed to advise the Independent Shareholders on the terms of the Subscription and the Whitewash Waiver. Mr. Wu Xiao An (also known as Mr. Ng Siu On), is a director of Huachen, Mr. Qi Yumin is a director, the Chairman and President of Huachen, Mr. He Guohua is a director and Vice President of Huachen, Mr. Wang Shiping is a Vice President of Huachen and Mr. Lei Xiaoyang is the Deputy Chief Economist and the General Manager of the Department of Assets Operation of Huachen. Accordingly, none of the Directors other than the independent non- executive Directors is considered to be sufficiently independent to become a member of the Independent Board Committee. Your attention is drawn to the advice of the Independent Board Committee set out in its letter on page 11 of this circular. Partners Capital International Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Subscription and the Whitewash Waiver. Your attention is also drawn to the letter from the Independent Financial Adviser setting out its advice and recommendations to the Independent Board Committee and the Independent Shareholders on the Subscription and the Whitewash Waiver as set out on pages 12 to 27 of this circular.
     The Directors (including the independent non-executive Directors) believe that the terms of the Subscription Agreement are fair and reasonable. Having considered the above factors, the Board is of the view that the Subscription is in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors also recommend the Independent Shareholders to vote in favour of the Ordinary Resolutions.
ADDITIONAL INFORMATION
     Your attention is drawn to the additional information set out in the appendices to this circular.
By order of the Board
Brilliance China Automotive Holdings Limited
Wu Xiao An
(also known as Ng Siu On)
Chairman

*	for identification purposes only

LETTER FROM THE INDEPENDENT BOARD COMMITTEE
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
23rd December, 2008
To the Independent Shareholders
Dear Sir or Madam,
(1) CONNECTED TRANSACTION — SUBSCRIPTION OF SHARES
BY A CONNECTED PERSON;
AND
(2) WHITEWASH WAIVER
     We have been appointed as the Independent Board Committee to advise you in connection with the Subscription and the Whitewash Waiver, details of which are set out in the Letter from the Board in the circular to Shareholders dated 23rd December, 2008 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.
     We wish to draw your attention to the Letter from the Board and the letter from Partners Capital International Limited as set out on pages 12 to 27 of this circular. Having considered the principal factors and reasons considered by the Independent Financial Adviser and its advice as set out in its letter of advice, we are of the opinion that the terms of the Subscription are fair and reasonable in so far as the Independent Shareholders are concerned and in the interests of the Company and the Independent Shareholders. We therefore recommend that you vote in favour of the Ordinary Resolutions to be proposed at the SGM to approve the Subscription, the Whitewash Waiver and the issue and allotment of the Subscription Shares.

Yours faithfully,
Xu Bingjin
Independent non-executive Director
Song Jian Independent non-executive Director	Jiang Bo Independent non-executive Director

*	for identification purposes only

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER
     The following is the text of a letter received from the Independent Financial Adviser setting out its opinion to the Independent Board Committee and the Independent Shareholders in respect of the Subscription and the Whitewash Waiver for inclusion in this circular.

Partners Capital International Limited Unit 3906, 39/F, COSCO Tower 183 Queen’s Road Central Hong Kong
23 December 2008
To the Independent Board Committee and the Independent Shareholders
Dear Sirs,
CONNECTED TRANSACTION — SUBSCRIPTION OF SHARES
BY A CONNECTED PERSON
AND
WHITEWASH WAIVER
INTRODUCTION
     We refer to our engagement to advise the Independent Board Committee and the Independent Shareholders in respect of the Subscription and the Whitewash Waiver, particulars of which are set out in the letter from the Board (the “Letter from the Board”) of the circular to the Shareholders dated 23 December 2008 (the “Circular”) and in which this letter is reproduced. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as given to them under the definitions section of the Circular.
     As set out in the Letter from the Board, on 1 December 2008, the Company and Huachen, a controlling Shareholder which is interested in approximately 39.41% of the issued share capital of the Company, entered into the Subscription Agreement in relation to the subscription of 1,313,953,488 new Shares at HK$0.43 each Subscription Share. Immediately following the completion of the Subscription (the “Completion”), Huachen and parties acting in concert with it will be interested in 2,760,074,988 Shares, which represent approximately 55.38% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares. As such, in the absence of the Whitewash Waiver, Huachen would incur an obligation pursuant to Rule 26 of the Takeovers Code to make a mandatory general offer in respect of all the securities of the Company (other than those held by or agreed to be acquired by Huachen and parties acting in concert with it) in accordance with Rule 26 of the Takeovers Code. An application has been made by Huachen to the Executive for the Whitewash Waiver pursuant to the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent Shareholders at the SGM by way of poll, which Huachen and parties acting in concert with it will abstain from voting on the relevant resolution. In this regard, Partners Capital International Limited has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the terms of the Subscription and the Whitewash Waiver.
     In accordance with Rule 2.1 of the Takeovers Code, the Independent Board Committee, comprising Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo, was formed to advise the Independent Shareholders in respect of the Subscription and the Whitewash Waiver.
     The appointment of Partners Capital International Limited as the independent financial adviser in respect of the Subscription and the Whitewash Waiver has been approved by the Independent Board Committee. In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide the Independent Board Committee with an independent opinion as to whether the terms of the Subscription and the grant of the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned and whether the Subscription and the grant of the Whitewash Waiver are in the interests of the Company and the Shareholders as a whole.
     We are not in the same group as the financial or other professional adviser (including a stockbroker) to Huachen or the Company and is not connected with the directors, chief executive and substantial shareholders of the Company and Huachen or any of their respective subsidiaries or their respective associates or their respective party acting, or presumed to be acting, in concert and we had not had, a significant connection, financial or otherwise, with either Huachen or the Company, or the controlling shareholder(s) of either of them, of a kind reasonably likely to create, or to create the perception of, a conflict of interest or reasonably likely to affect the objectivity of our advice. Therefore, Partners Capital International Limited is considered eligible to give independent advice on the Subscription and the Whitewash Waiver. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company or the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective associates.
     In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true, accurate and complete in all material aspects at the time they were made and continue to be true, accurate and complete in all material aspects as at the date of the Circular. We have also relied on our discussion with the management of the Company regarding the Group and the respective terms and conditions of the Subscription, including the information and representations contained in the Circular. We have also assumed that all statements of belief, opinion and intention made by the Directors and the Company in the Circular were reasonably made after due enquiry. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Group, Huachen and their respective associates nor have we carried out any independent verification of the information supplied.
PRINCIPAL FACTORS AND REASONS CONSIDERED
     In arriving at our opinion regarding the terms of the Subscription and the Whitewash Waiver, we have considered the following principal factors and reasons:
     1. Review of financial performance
The following is a summary of the financial results of the Group for each of the three years ended 31 December 2007 and the six months ended 30 June 2008:

				Six months
				ended
	Year ended 31 December			30 June
	2005	2006	2007	2008
	(Audited)	(Audited)	(Audited)	(Unaudited)
	RMB’000	RMB’000	RMB’000	RMB’000

Turnover	5,468,990	10,484,754	14,149,149	5,210,123
Profit/(loss) before taxation	(1,156,445)	(656,764)	211,567	244,290
Profit/(loss) attributable to Shareholders	(649,608)	(398,422)	97,086	282,943
Earnings/(loss) per Share (RMB)
— Basic	(0.1771)	(0.1086)	0.02646	0.07710

Net tangible assets attributable to Shareholders	5,177,466	4,786,652	4,699,482	4,952,256
Net tangible assets attributable to Shareholders per Share (RMB) (Note)	1.411	1.304	1.281	1.349
Source: annual reports of the Company for each of the three years ended 31 December 2007 and interim report of the Company for the six months ended 30 June 2008.
Note: calculated based on the total number of Shares as at the date of the Announcement of 3,669,765,900 Shares.
•	Audited consolidated results for the year ended 31 December 2005
     For the year ended 31 December 2005, the Group recorded a turnover of approximately RMB5,469.0 million, representing a drop of approximately 16.4% as compared with that of the preceding financial year ended 31 December 2004. For the same financial year, the Group recorded a net loss attributable to Shareholders of approximately RMB649.6 million as compared to the net profit attributable to Shareholders of approximately RMB48.6 million for the year ended 31 December 2004.
     According to the annual report of the Company for the year ended 31 December 2005, the decrease in sales was primarily due to a decrease in average unit selling prices and volume of Shenyang Automotive’s minibuses and Zhonghua sedans in 2005. Shenyang Automotive sold approximately 60,000 minibuses in 2005, representing a decrease of approximately 2.6% from approximately 61,630 minibuses sold in 2004. In addition, Shenyang Automotive sold approximately 9,000 Zhonghua sedans in 2005, representing a decrease of approximately 18.0% from approximately 10,980 sedans sold in 2004.
     Cost of sales decreased by approximately 9.5% from approximately RMB5,487.0 million in 2004 to approximately RMB4,964.8 million in 2005. The decrease was primarily due to the decrease in unit sales of minibuses and Zhonghua sedans. Furthermore, the unit production costs of minibuses have decreased as a result of the reduction of materials and component costs in 2005. The overall gross profit margin of the Group decreased from approximately 16.1% in 2004 to approximately 9.2% in 2005.
     Other operating expenses increased by approximately 26.2% from approximately RMB70.6 million in 2004 to approximately RMB89.1 million in 2005. The increase was mainly due to the impairment loss of certain fixed assets in two of the subsidiaries. In addition, the Group recognised an impairment loss on goodwill in a subsidiary in the amount of RMB50.0 million in 2005. Moreover, Interest expense net of interest income increased by approximately 41.2% from approximately RMB123.7 million in 2004 to approximately RMB174.7 million in 2005. The increase was mainly due to the increase in effective finance expenses from the convertible bonds due 2008 resulting from the adoption of the new Hong Kong Accounting Standard 39 in 2005. As a result, the Group recorded a loss attributable to equity holders of the Company of approximately RMB649.6 million in 2005 as compared to a profit attributable to equity holders of the Company of approximately RMB48.6 million in 2004.
•	Audited consolidated results for the year ended 31 December 2006
     For the year ended 31 December 2006, the Group recorded a turnover of approximately RMB10,484.8 million, representing an increase of approximately 91.7% as compared with that for the year ended 31 December 2005. For the same financial year, the Group recorded a net loss attributable to Shareholders of approximately RMB398.4 million as compared to the net loss attributable to Shareholders of approximately RMB649.6 million for the year ended 31 December 2005.
     According to the annual report of the Company for the year ended 31 December 2006, the increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s minibuses and, especially, Zhonghua sedans in 2006. Shenyang Automotive sold 66,245 minibuses in 2006, representing an increase of approximately 10.4% from approximately 60,000 minibuses sold in 2005 whilst Shenyang Automotive sold 62,281 Zhonghua sedans in 2006, representing an increase of approximately 592.0% from approximately 9,000 sedans sold in 2005. Despite the increase in sales and decrease in unit costs, the overall gross profit margin of the Group decreased from approximately 9.2% in 2005 to approximately 5.4% in 2006, as a result of the significant increase in sales of Zhonghua sedans which have yet to reach profitability in 2006, as well as a shift in product mix to lower-margin products.
     Other revenue increased by approximately 114.3% from approximately RMB135.9 million in 2005 to approximately RMB291.2 million in 2006. The increase was primarily due to the increase in sales of scrap materials. In addition, the Group’s share of operating results of associates and jointly controlled entities (excluding an impairment loss on goodwill in a jointly controlled entity) increased by approximately 204.7% from approximately RMB49.0 million in 2005 to approximately RMB149.3 million in 2006. This was mainly attributable to the increased profits contributed by BMW Brilliance Automotive Ltd. (“BMW Brilliance”), the Group’s 49.5% indirectly owned jointly controlled entity, and an associate in 2006. The Group also recognised an impairment loss on goodwill in a jointly controlled entity in the amount of approximately RMB73.3 million in 2006 in relation to one of the Group’s engine joint ventures. Net profits contributed to the Group by BMW Brilliance increased by approximately 237.7% from approximately RMB31.6 million in 2005 to approximately RMB106.7 million in 2006. The BMW joint venture achieved sales of 23,600 BMW sedans in 2006, an increase of approximately 34.8% as compared to 17,501 BMW sedans in 2005. As a result, the Group’s loss attributable to equity holders of the Company decreased by approximately 38.7% from approximately RMB649.6 million in 2005 to approximately RMB398.4 million in 2006.

•	Audited consolidated results for the year ended 31 December 2007
     For the year ended 31 December 2007, the Group recorded a turnover of approximately RMB14,149.1 million, representing an increase of approximately 34.9% as compared with that of the preceding financial year. For the same financial year, the Group recorded a net profit attributable to Shareholders of approximately RMB97.1 million as compared to the net loss attributable to Shareholders of approximately RMB398.4 million for the year ended 31 December 2006.
     According to the annual report of the Company for the year ended 31 December 2007, the increase in sales was primarily due to increases in unit sales of Shenyang Automotive’s Zhonghua sedans and minibuses in 2007. Shenyang Automotive sold 73,415 minibuses in 2007, representing an increase of approximately 10.8% from 66,245 minibuses sold in 2006 whilst Shenyang Automotive sold 106,770 Zhonghua sedans in 2007, representing an increase of approximately 71.4% from 62,281 sedans sold in 2006.
     Cost of sales rose by approximately 30.9% from approximately RMB9.9 billion in 2006 to approximately RMB13.0 billion in 2007. The increase was primarily due to the increase in unit sales of both the Zhonghua sedans and minibuses. The average unit cost for both the Zhonghua sedans and minibuses decreased in 2007, mainly due to improvement in production efficiency together with the decrease in unit cost of components due to economies of scale. As a result, the overall gross profit margin of the Group improved from approximately 5.2% in 2006 to approximately 8.0% in 2007.
     Other revenue increased by approximately 26.8% from approximately RMB291.2 million in 2006 to approximately RMB369.2 million in 2007. The increase was primarily due to the increase in sales of scrap materials and incentives provided by the government. General and administrative expenses decreased by approximately 18.5% from approximately RMB632.7 million in 2006 to approximately RMB515.6 million in 2007, mainly as a result of increased capitalization of research and development costs incurred during the year as well as certain bad debt write offs which were recorded in 2006.
     Net finance costs decreased by approximately 38.7% from approximately RMB201.3 million in 2006 to approximately RMB123.3 million in 2007 due to reduced short-term borrowing in 2007 as well as higher foreign exchange gains realized from our U.S. dollar denominated Convertible Bonds. The Group’s share of operating results of associates and jointly controlled entities increased by approximately 28.8% from approximately RMB149.3 million in 2006 (excluding an impairment loss on goodwill in a jointly controlled entity) to approximately RMB192.3 million in 2007. This was mainly attributable to the increased profits contributed by BMW Brilliance. As a result, the Group recorded a profit before taxation amounting to approximately RMB211.6 million in 2007 and recorded a net profit attributable to Shareholders of approximately RMB97.1 million as compared to the net loss attributable to Shareholders of approximately RMB398.4 million for the year ended 31 December 2006.
•	Unaudited consolidated results for the six months ended 30 June 2008
     For the six months ended 30 June 2008, the turnover of the Group dropped by 32.7% to approximately RMB5,210.1 million when compared with that of the preceding corresponding period. During the same period, the Group recorded a net profit attributable to Shareholders of approximately RMB282.9 million as compared to the net loss attributable to Shareholders of approximately RMB125.7 million for the six months ended 30 June 2007.
     According to the interim report of the Company for the six months ended 30 June 2008, the decrease in turnover was primarily due to a decrease in unit sales of Shenyang Automotive’s Zhonghua sedans during the period in 2008. Shenyang Automotive sold 33,520 minibuses in the first half of 2008, representing a decrease of approximately 4.3% from 35,038 units sold during the same period in 2007 whilst Shenyang Automotive sold 33,221 Zhonghua sedans in the first half of 2008, representing a decrease of approximately 44.9% from 60,287 units sold during the corresponding period last year. The overall unaudited gross profit margin of the Group decreased to approximately 5.6% for the first half of 2008 from approximately 7.3% in the same period in 2007. The Zhonghua sales volume fell below its breakeven level in the first half of 2008, resulting in a loss for that segment and a lower gross margin overall.
     Unaudited other revenue decreased by approximately 37.9% from approximately RMB169.6 million in the first six months of 2007 to approximately RMB105.3 million for the same period in 2008. The decrease was primarily due to the decrease in sales of scrap materials and subsidy income recognised during the period. The Group’s unaudited share of operating results of associates and jointly controlled entities increased by approximately 42.9% from approximately RMB90.4 million in the first half of 2007 to approximately RMB129.2 million for the same period in 2008. This was mainly attributable to the increased profits contributed by BMW Brilliance in the first half of 2008. Unaudited net profits contributed to the Group by BMW Brilliance increased by approximately 106.8% from approximately RMB53.0 million in the first half of 2007 to approximately RMB109.6 million for the same period this year. The BMW joint venture achieved sales of 16,543 BMW sedans in the first six months of 2008, an increase of approximately 1.7% as compared to 16,260 BMW sedans for the same period in 2007. The higher net profits contributed to the Group in the first half of 2008 was mainly a result of reduced tariffs on imported components and reduced expenses incurred for component localisation.
     In the first half of 2008, the Group recognised a gain of RMB215.0 million on the change in fair value of the embedded conversion option of the convertible bonds in accordance with Hong Kong Financial Reporting Standards. This compares to a loss of RMB282.5 million recorded in the first half of 2007. The gain resulted from the change in fair value during the period was primarily due to a drop in the Company’s share price between 31 December 2007 and 30 June 2008. As a result, the Group recorded an unaudited profit attributable to equity holders of the Company of approximately RMB282.9 million for the first half of 2008 as compared to the net loss attributable to Shareholders of approximately RMB125.7 million for the six months ended 30 June 2007.
•	Further analysis
     As set out in the Letter from the Board, the Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. As advised by the Company, the Group intended to extend its auto business chain downstream into the aftermarket sector in 2008. The Group suffered significant losses during the two financial years ended 31 December 2005 and 31 December 2006 but achieved a turnaround since 2007.
     According to the statistics from the China Association of Automobile Manufacturers of the PRC, the total number of sedans sold for the nine months ended 30 September 2008 amounted to approximately 3.8 million vehicles, representing an increase of approximately 10.2% from that of the corresponding period in year 2007. During the same period, the total number of automobiles exported from the PRC amounted to approximately 557,500 vehicles representing an increase of approximately 34.7% from that of the corresponding period in year 2007. In addition, the monthly sales and production of automobile of the PRC in October 2008 amounted to approximately 0.72 million vehicles and approximately 0.70 million vehicles respectively, representing an increase of approximately 3.37% and a reduction of approximately 1.15% as compared to those of the corresponding period in year 2007 respectively.
     On the other hand, according to Autodata, a leading publisher and supplier of technical information for automotive professionals, the monthly retail sales of light vehicles of United States of America in November 2008 amounted to 746,789 vehicles, representing a significant decrease of approximately 36.7% as compared to that of the corresponding period in year 2007. Besides, according to the statistics from Japan Automobile Dealers Association, the monthly sales of new automobile in Japan in November 2008 amounted to 215,783 vehicles, representing a decrease of approximately 27.3% as compared to that of the corresponding period in year 2007. Such level of November sales volume was the lowest since 1969. Furthermore, according to the Committee of French Automobile Manufacturers, the new cars registration in France amounted to 145,918 vehicles, representing a decline of approximately 14% as compared to that of the corresponding period in year 2007. Based on the above, we consider that the automobile markets worldwide showed signs of slowing down and even recession. Based on our discussion with the Company, the Directors expect that market conditions will remain challenging in the near future as a result of credit tightening and slower economic growth.
     Based on the above, we concur with the Directors’ view that the automobile market in the PRC will be highly likely to remain challenging and we consider that there is an uncertainty as to whether the Group can sustain its profitability in future given the current market conditions.
2.	Background of and reasons for the Subscription
     As set out in the Letter from the Board, the Group is engaged in the manufacture and sale of minibuses and automotive components and sedans. The Group would like to raise funds to reduce debt and increase working capital to improve its liquidity and cash flow position. The price of the Shares has been adversely impacted by the current financial turmoil and negative market sentiment. Huachen is prepared to subscribe for the Subscription Shares at a premium to the trading price of the Shares and inject cash to further support the business of the Group. The Subscription will provide the Group with additional cash to strengthen its financial position and to better equip the Group in weathering through the current economic downturn.
     As such, by entering into the Subscription Agreement with Huachen to raise net proceeds in the amount of approximately RMB490 million (equivalent to approximately HK$553.7 million) which will be used to reduce the outstanding indebtedness of the Group and for working capital of Shenyang Automotive, we consider that it represents a valuable opportunity for the Group to raise additional funding and is beneficial to the Company and Shareholders as a whole.
     As set out in the interim report of the Company for the six months ended 30 June 2008, on 7 June 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited (“BCF”), issued the Convertible Bonds with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million based on the applicable exchange rate at the time of issue). The Convertible Bonds are listed on the Singapore Exchange Securities Trading Limited. The Convertible Bonds are convertible into fully paid ordinary shares at par value of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6 July 2006, and up to and including 8 May 2011, unless the Convertible Bonds have previously been redeemed or previously have matured. Pursuant to the terms of the Convertible Bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53 with effect from 10 March 2008. The Convertible Bonds will mature on 7 June 2011. All but not some of the aggregate outstanding principal amount of the Convertible Bonds is redeemable at the option of BCF at the early redemption amount (calculated at principal amount of the Convertible Bonds plus a yield at 7% per annum, compounded semi-annually) if certain event(s) occurred.
     On the other hand, the Convertible Bonds may be redeemed in whole but not in part at the option of the relevant holders on 7 June 2009 at 122.926% of their respective principal amount. To exercise such right, the holders of the Convertible Bonds must complete, sign and deposit at the specified office of any paying agent a duly completed and signed notice of redemption, in the then current form obtainable from the specified office of any paying agent together with the certificate evidencing the Convertible Bonds to be redeemed not earlier than 60 days and not later than 30 days prior to 7 June 2009. In addition, the Convertible Bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the Shares cease to be listed or admitted to trading in the Stock Exchange.
     In view of the current economic condition, the current outlook of the automobile market in 2009 and the expected stock market sentiment in 2009, the Company expects that it is unlikely that the price of the Shares would stay above the conversion price of HK$1.53, which represents a premium of 292.3% over the closing price of HK$0.39 per Share for the morning trading session on 1 December 2008, the date of the Subscription Agreement, by 7 June 2009 and the holders of the Convertible Bonds would highly likely exercise their options to request for redemption (the “Forced Redemption”) by the Company. As at 30 June 2008, the Group had cash and cash equivalents and short-term bank deposits in the amount of approximately RMB1,634.4 million (equivalent to approximately HK$1,846.9 million) and capital commitment contracted for but not provided for in the amount of RMB615.8 million (equivalent to approximately HK$695.9 million) respectively. In the event that all of the holders of the Convertible Bonds exercise their options to request for redemption by the Company, the Company expects that there would be a substantial drawing of cash of the Company by that time in the amount of approximately RMB1,527.0 million (which was calculated based on the rate of the Forced Redemption at 122.926% and the principal of amount of US$182,678,000 (equivalent to approximately RMB1,242.2 million based on the applicable exchange rate of approximately RMB6.8 to US$1 as at the Latest Practicable Date)). Based on the aggregate cash and cash equivalents available of approximately RMB1,634.4 million as at 30 June 2008, but without taking into account any further movement in the cash balance subsequent to 30 June 2008, and assuming all the holders of the Convertible Bonds opt for the Forced Redemption, the Group may be short of working capital as a result of the Forced Redemption. Therefore, the Directors are taking a proactive step to secure additional funding to prepare for the possible Forced Redemption by way of the Subscription. The aggregate of the proceeds of RMB500 million from the Subscription and the aggregate cash balance of approximately RMB1,634.4 million as at 30 June 2008 would be sufficient to settle the cash required for the possible Forced Redemption but the Company may be unable to fulfill its other payment obligations if there were not enough cash inflow from operations and/or other means before 7 June 2009. Nevertheless, the completion of the Subscription would improve the Company’s potential cash flow problem.
     On the other hand, we were advised by the Directors that they had considered various financing alternatives for raising additional fund, including arrangement of new bank loans, placing of new shares, rights issue and etc. However, taking on additional bank borrowings may increase the Group’s current gearing ratio and it is difficult to obtain facilities from banks in light of the current financial turmoil and negative market sentiment. On the other hand, rights issue may incur substantial costs to the Company in the form of underwriting commission, as a typical rights issue or open offer would involve engagement of underwriter. The substantial cost may not be favourable to the Company and the Independent Shareholders and it is also difficult to find an underwriter under the current market conditions. In addition, we observed that rights issue often involve a discount in the subscription price, which may have an adverse impact on the Shares. Furthermore, the Company has endeavoured to procure for independent investors for the Company from time to time but in light of the current market conditions, no investment plan could materialise with the independent investors. In light of the above and in view that the issue of the Subscription Shares will enlarge and strengthen the capital base of the Company, the Directors consider that the Subscription is the best financing alternative available to the Company at the moment to finance the reduction of the outstanding indebtedness of the Group and increase the working capital of Shenyang Automotive.
     We concur with the Directors’ view and consider that the Subscription represents the best available option to obtain additional funding and working capital in light of the current financial turmoil and negative market sentiment and we consider that the Subscription serves as an acceptable means to furnish the Group with additional funding for the possible Forced Redemption and is beneficial to the Company and Shareholders as a whole.
3.	Terms of the Subscription
(i)	Share price performance and trading liquidity
     Pursuant to the Subscription Agreement, the Subscription Price of HK$0.43 each Subscription Share was determined after arm’s length negotiations between the Company and Huachen. The net price of each Subscription Share is HK$0.42. The Subscription Monies in the total amount of approximately RMB500 million (equivalent to approximately HK$565 million) is to be settled in cash by Huachen by not later than the date of completion of the Subscription. We note that the Subscription Price represents:
(a)	a premium of approximately 10.3% over the closing price of HK$0.39 per Share for the morning trading session on 1 December 2008, the date of the Subscription Agreement;

(b)	a premium of approximately 13.2% over the closing price of HK$0.38 per Share as quoted on the Stock Exchange on the Last Trading Day;

(c)	a premium of approximately 24.6% over the average closing price of HK$0.345 per Share as quoted on the Stock Exchange for the 5 consecutive trading days up to and including the Last Trading Day;

(d)	a premium of approximately 28.0% over the average closing price of HK$0.336 per Share as quoted on the Stock Exchange for the 10 consecutive trading days up to and including the Last Trading Day;

(e)	a premium of approximately 35.2% over the average closing price of approximately HK$0.318 per Share as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day;

(f)	a discount of approximately 70.3% to the audited consolidated net tangible asset value per Share of approximately RMB1.281 per Share (equivalent to approximately HK$1.448 per Share) as at 31 December 2007 as announced by the Company;

(g)	a discount of approximately 71.8% to the unaudited consolidated net tangible asset value per Share of approximately RMB1.349 per Share (equivalent to approximately HK$1.524 per Share) as at 30 June 2008 as announced by the Company; and

(h)	a discount of approximately 3.4% to the closing price of HK$0.445 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

•	Share price performance
     In view that the 12-month benchmarking period is a commonly used tenure for analysis purpose, we consider that it is relevant to review the closing price level of the Shares traded on the Stock Exchange during the 12 month period from 1 December 2007 to 28 November 2008

(being the Last Trading Day) and further up to the Latest Practicable Date (the “Review Period”) as follows:
     Source: Infocast
     During the Review Period, the lowest closing price was HK$0.242 per Share recorded on 27 October 2008 and the highest closing price was HK$1.92 per Share recorded on 8 January 2008. The Shares had been traded above the Subscription Price of HK$0.43 per Share during the first ten months of the Review Period from December 2007 to early October 2008, with a range from approximately HK$0.45 to HK$1.92 per Share. The share price was generally declining during the Review Period and the share price reached a bottom of HK$0.242 on 27 October 2008. Thereafter, the share price started to rebound. The trading of the Shares was suspended with effect from 2:30 pm on 1 December 2008 pending the publication of the Announcement and the trading of the Shares resumed on 3 December 2008. The Subscription Price represents a premium of approximately 77.7% over the lowest closing price per Share and a discount of approximately 77.6% to the highest closing price per share during the Review Period. The Subscription Price also represents a discount of approximately 3.4% to the closing price of the Shares of HK$0.445 on the Latest Practicable Date.
•	Liquidity
     For the purpose of assessing the trading liquidity of the Shares, the following chart shows the daily trading volume of the Shares during the Review Period:
Source: Infocast

					Percentage	Percentage of
					of average	average daily
					daily	turnover over
					turnover	total number
					over total	of Shares
				Number of	number of	held by the
	Highest	Lowest	Average	trading	Shares in	Independent
	daily	daily	daily	days with	issue	Shareholders
Month	turnover	turnover	turnover	no turnover	(note 1)	(note 2)
	(in number	(in number	(in number	(in days)	(%)	(%)
	of Shares)	of Shares)	of Shares)

2007
December	24,734,894	2,828,000	8,117,127	0	0.221%	0.365%

2008
January	65,506,000	3,956,000	13,989,009	0	0.381%	0.629%
February	33,712,000	1,312,000	9,392,302	0	0.256%	0.422%
March	21,507,500	3,274,000	10,305,231	0	0.281%	0.463%
April	28,722,744	3,771,490	11,436,294	0	0.312%	0.514%
May	26,782,000	2,544,000	10,394,637	0	0.283%	0.467%
June	28,984,750	2,134,000	9,211,885	0	0.251%	0.414%
July	26,996,298	3,652,000	12,592,767	0	0.343%	0.566%
August	16,826,480	1,316,000	6,239,918	0	0.170%	0.281%
September	18,282,000	938,000	7,319,432	0	0.199%	0.329%
October	15,726,000	2,922,000	7,761,332	0	0.211%	0.349%
November	119,312,000	4,216,000	24,276,985	0	0.662%	1.092%
December (1 December morning trading session and 3 December to the Latest Practicable Date)	99,420,000	16,932,700	47,943,637	0	1.306%	2.156%
Source: Infocast

Notes:

1.	Based on the total number of issued Shares of 3,669,765,900 Shares as at the date of the Announcement.

2.	Based on the total number of Shares held by the Independent Shareholders of 2,223,644,400 Shares as at the Latest Practicable Date.
     During the Review Period, save for the period during the afternoon trading session on 1 December 2008 to 2 December 2008, there was trading of the Shares on every trading day on the Stock Exchange. However, as illustrated in the table above, the trading volume of the Shares during the Review Period has been generally thin. During the period from January 2008 to July 2008, the daily average trading volume amounted to roughly 10 million Shares, representing approximately 0.27% of the total number of issued Shares and approximately 0.45% of the total number of Shares held by the Independent Shareholders respectively. During the period from August 2008 to October 2008, the highest daily average trading volume amounted to 7.7 million Shares recorded in October 2008, only representing approximately 0.21% of the total number of issued Shares and approximately 0.35% of the total number of Shares held by the Independent Shareholders respectively. Despite the relatively higher trading volume in November 2008
(especially on 18, 21 and 28 November 2008) and after publication of the Announcement, we consider the liquidity of the Shares was generally thin during most of the time in the Review Period.

(ii)	Comparison of Subscription Price with comparables
•	Price/earnings multiple
     As the Group is engaged in the manufacture and sale of minibuses and automotive components and sedans, reference to price/earnings multiple is the most common approach adopted by the investment community in valuing such kind of revenue-generating entities. For the purpose of assessing the reasonableness of the Subscription Price by reference to the price/ earnings multiple, we have identified (to the best of our knowledge) eight companies listed on the Main Board of the Stock Exchange which are principally engaged in the manufacture and sales of automobile in the PRC (the “Comparables”) and such list of Comparables represents an exhaustive list and the businesses of the Comparables are closely comparable to that of the Company. The details of the Comparables are set out below:

				Latest
		Closing share	Approximate	published	Price/
		price as at	Market	earnings	earnings
Company name	Year end date	28 November 2008	Capitalisation	per share	multiple
		(HK$)	(HK$ million)	(HK$)	(times)

AviChina Industry Technology Company Limited	31 December	0.630	2,925.5	(0.250)	N/A
Denway Motors Limited	31 December	2.000	15,037.4	0.326	6.13
Dongfeng Motor Group Company Limited	31 December	1.760	15,164.4	0.494	3.56
Geely Automobile Holdings Limited	31 December	0.485	2,522.5	0.064	7.58
Great Wall Motor Company Limited	31 December	2.230	2,442.5	1.026	2.17
Qingling Motors Company Limited	31 December	0.710	1,762.4	0.072	9.86
Sinotruk (Hong Kong) Limited	31 December	4.540	10,329.4	0.801	5.67
Weichai Power Company Limited	31 December	13.100	6,820.6	3.079	4.25

				Mean	5.60
				Median	5.67

The Company	31 December	0.38	1,394.5	0.030	12.67
Subscription Price (HK$)		0.43		0.030	14.33
Source: www.hkex.com.hk and Infocast
     Upon comparison, we note that the price/earnings multiple represented by the Subscription Price of 14.33 times lies well above the range of the price/earnings multiples of the Comparables from 2.17 times to 9.86 times and lies well above the mean and median of those of the Comparables, which were calculated with reference to the respective closing price of the shares of the Comparables as at 28 November 2008, being the last full trading day prior to the signing of the Subscription Agreement.

     For further comparison, we set out below the price/earnings multiples of the Comparables calculated with reference to the respective average closing share price of the Comparables for the 180 consecutive trading days up to and including 28 November 2008:

		Average closing
		share price as
		quoted on the Stock
		Exchange for the	Approximate
		180 consecutive	Market	Latest
		trading days up to	Capitalisation	published	Price/
		and including 28	based on average	earnings	earnings
Company name	Year end date	November 2008	closing price	per share	multiple
		(HK$)	(HK$ million)	(HK$)	(times)

AviChina Industry Technology Company Limited	31 December	1.16	5,386.6	(0.250)	N/A
Denway Motors Limited	31 December	2.90	21,804.2	0.326	8.90
Dongfeng Motor Group Company Limited	31 December	3.18	27,399.3	0.494	6.44
Geely Automobile Holdings Limited	31 December	0.74	3,848.8	0.064	11.56
Great Wall Motor Company Limited	31 December	5.41	5,925.4	1.026	5.27
Qingling Motors Company Limited	31 December	1.15	2,854.6	0.072	15.97
Sinotruk (Hong Kong) Limited	31 December	7.15	16,267.7	0.801	8.93
Weichai Power Company Limited	31 December	20.06	10,444.3	3.079	6.52

				Mean	9.08
				Median	8.90

The Company	31 December	0.93	3,412.9	0.030	31.00
Subscription Price (HK$)		0.43		0.030	14.33
Source: www.hkex.com.hk and Infocast
     Upon comparison, we note that the price/earnings multiple represented by the Subscription Price of 14.33 times lies within the range of the price/earnings multiples of the Comparables from 5.27 times to 15.97 times and lies well above the mean and median of those of the Comparables, which were calculated with reference to the respective average closing share price of the Comparables as quoted on the Stock Exchange for the 180 consecutive trading days up to and including 28 November 2008, being the last full trading day prior to the signing of the Subscription Agreement.

•	Net asset value
     In addition to price/earnings multiple, we also assess the Subscription Price by reference to the net asset value as it is also common in the investment community to value a company by reference to its net asset value. However, we consider that Independent Shareholders should focus on the profitability and/or earning potential of a company principally engaged in manufacturing due to its recurring revenue generating nature. Besides, the size of the net asset value may not have direct linkage to the profitability and/or earning potential of such company. Although it may not be most relevant to value a company principally engaged in manufacturing by reference to its net assets in general, we consider that it provides another angle for analysis and we have reviewed and tabulated below the premium/(discounts) of the closing share prices of the Comparables as at 28 November 2008 over/(to) their respective net tangible asset value as reported in their latest published financial reports:

			Latest	Premium/(discount) of the closing
			published	share price on
		Closing share	net tangible	28 November 2008 over/(to) the
		price as at	asset value	latest published net tangible
Company name	Year end date	28 November 2008	per share	asset value per share
		(HK$)	(HK$)

AviChina Industry Technology Company Limited	31 December	0.630	0.66	(4.58)%
Denway Motors Limited	31 December	2.000	1.69	18.17%
Dongfeng Motor Group Company Limited	31 December	1.760	2.33	(24.49)%
Geely Automobile Holdings Limited	31 December	0.485	0.52	(7.32)%
Great Wall Motor Company Limited	31 December	2.230	6.84	(67.39)%
Qingling Motors Company Limited	31 December	0.710	3.09	(77.06)%
Sinotruk (Hong Kong) Limited	31 December	4.540	5.76	(21.21)%
Weichai Power Company Limited	31 December	13.100	14.98	(12.52)%

			Mean	(24.55)%
			Median	(16.87)%

The Company	31 December	0.38	1.52	(75.08)%
Subscription Price (HK$)		0.43	1.52	(71.71)%
Source: www.hkex.com.hk and Infocast
     The premium/(discounts) of the closing share prices as at 28 November 2008, being the last full trading day prior to the signing of the Subscription Agreement, over/(to) the net tangible asset value per share of the Comparables range from a discount of approximately 77.06% to a premium of approximately 18.17%. We note that the shares of the majority of the Comparables have been trading at discounts to their respective net tangible asset value per share and the Shares have been also trading at discount to net tangible asset value per Share.
     Upon comparison, we note that the discount of the Subscription Price to the unaudited consolidated net tangible asset value per Share as at 30 June 2008 of approximately 71.71% lies at the low end of the range of those of the Comparables and falls below the median of those of the Comparables. We also note that the discounts of share price to the respective consolidated net tangible asset value per share of half of the Comparables fall below the median of those of the Comparables.
     For further comparison, we set out below the premium/(discounts) of the respective average closing share price of the Comparables for the 180 consecutive trading days up to and including 28 November 2008 of the Comparables over/(to) their respective net tangible asset value as reported in their latest published financial reports

				Premium/(discount)
				of the average
				closing share price
				as quoted on the
				Stock Exchange for
		Average closing		the 180 consecutive
		share price as		trading days up to
		quoted on the Stock		and including
		Exchange for the	Latest	28 November 2008
		180 consecutive	published	over/(to) the
		trading days	net tangible	latest published
		up to and including	asset value	net tangible asset
Company name	Year end date	28 November 2008	per share	value per share
		(HK$)	(HK$)

AviChina Industry Technology Company Limited	31 December	1.16	0.66	75.69%
Denway Motors Limited	31 December	2.90	1.69	71.35%
Dongfeng Motor Group Company Limited	31 December	3.18	2.33	36.43%
Geely Automobile Holdings Limited	31 December	0.74	0.52	25.14%
Great Wall Motor Company Limited	31 December	5.41	6.84	(20.90)%
Qingling Motors Company Limited	31 December	1.15	3.09	(62.84)%
Sinotruk (Hong Kong) Limited	31 December	7.15	5.76	24.08%
Weichai Power Company Limited	31 December	20.06	14.98	33.95%

			Mean	22.86%
			Median	29.55%

The Company	31 December	0.93	1.52	(39.01)%
Subscription Price (HK$)		0.43	1.52	(71.71)%
Source: www.hkex.com.hk and Infocast
     The premia/(discounts) of the average closing share price as quoted on the Stock Exchange for the 180 consecutive trading days up to and including 28 November 2008, being the last full trading day prior to the signing of the Subscription Agreement, over/(to) the net tangible asset value per share of the Comparables range from a discount of approximately 62.84% to a premium of approximately 75.69%.
     Upon comparison, we note that the discount of the average closing share price for the 180 consecutive trading days up to and including 28 November 2008 of the Shares to the unaudited consolidated net tangible asset value per Share as at 30 June 2008 of approximately 39.01% lies within the range of the Comparables but falls below the median of those of the Comparables. We further note that the discount of the Subscription Price to the unaudited consolidated net tangible asset value per Share as at 30 June 2008 of approximately 71.71% falls below the range and the median of those of the Comparables.
     Notwithstanding the significant discount of the Subscription Price to the unaudited consolidated net tangible asset value per Share as at 30 June 2008 as compared to those of the Comparables, we note that the Shares have been trading at significant discount to the Comparables in general historically as indicated by both the discounts represented by the closing price of the Share as at the Last Trading Day and the average closing share price as quoted on the Stock Exchange for the 180 consecutive trading days up to and including 28 November 2008 respectively. Thus, even though the Subscription Price represents a premium of approximately 13.2% over the closing price of HK$0.38 per Share as quoted on the Stock Exchange on the Last Trading Day and a premium of approximately 35.2% over the average closing price of approximately HK$0.318 per Share as quoted on the Stock Exchange for the 30 consecutive trading days up to and including the Last Trading Day respectively, we note that the Subscription Price still represents a significant discount to the unaudited consolidated net tangible asset value per Share as at 30 June 2008 as compared to those of the Comparables. However, in view of the fact that it may not be most relevant to value a company principally engaged in manufacturing by reference to its net assets in general, we consider that the Independent Shareholders should also take into account the result from the price-earnings multiple approach when making references to the Comparables instead of considering the net asset value approach on a standalone basis in order to reach an informed view.
     As each of the Comparables may not be entirely comparable to the Group in terms of the scale of operations, market capitalisation, track record, asset base, future prospects and other relevant criteria and all of these factors may affect the valuation of a company as illustrated by the various results in our comparison, the above comparison is for illustrative purposes only. Accordingly, in forming our opinion, we have considered the findings of the above comparison together with other factors stated in this letter as a whole.
     Based on the above analysis and from the sole perspective assessment of the Subscription Price with reference to the Comparables in terms of price/earnings multiple and the net asset value as a whole, we consider that the Subscription Price is acceptable so far as the Independent Shareholders are concerned.
4.	Financial effects of the Subscription on the Group
•	Cashflow
     According to the interim report of the Company for the six months ended 30 June 2008, the Group had cash and cash equivalents, short-term bank deposits and pledged short-term bank deposits of approximately RMB3,671.9 million as at 30 June 2008. Upon completion of the Subscription, the liquidity and cash position of the Group will be improved as the Subscription will facilitate the Company to raise net proceeds of approximately RMB490 million (equivalent to approximately HK$553.7 million). Accordingly, the cash position, net current assets and current ratio of the Company are expected to be improved upon completion of the Subscription.
•	Earnings
     Save for the expenses relating to the Subscription, the completion of the Subscription will not have any immediate material impact on the earnings of the Company. Hence, immediately upon completion of the Subscription, there will be no effect on the earnings of the Company. As set out in the Letter from the Board, the net proceeds from the Subscription in the amount of approximately RMB490 million (equivalent to approximately HK$553.7 million) will be used to reduce the outstanding indebtedness of the Group and for working capital of Shenyang Automotive. Accordingly, upon reduction of the indebtedness of the Group, it is expected that the interest expenses of the Group will be reduced which would result in improvement in the earning position of the Company.
•	Net Asset Value
     According to the interim report of the Company for the six months ended 30 June 2008, the unaudited consolidated net asset value of the Group as at 30 June 2008 was RMB6,517.8 million. Upon completion of the Subscription, the net asset value of the Company will be improved as the Subscription would increase the share capital of the Company. Accordingly, the completion of the Subscription will have a positive impact on the net asset value of the Group.
•	Gearing
     According to the interim report of the Company for the six months ended 30 June 2008, the gearing ratio of the Group as at 30 June 2008 was approximately 0.82 time, as derived by dividing the total interest-bearing liabilities of the Group as at 30 June 2008 of approximately RMB5,335.2 million by the net assets of approximately RMB6,517.8 million as at 30 June 2008.
     Upon completion of the Subscription, the net asset value of the Group would be increased as a result of the Subscription whilst the interest-bearing liabilities of the Group would remain the same. Thus, the gearing level of the Group will be improved upon completion of the Subscription.
     Based on the above, the Subscription would have an overall positive effect on the financial position of the Group in terms of cashflow, net asset value, and gearing upon Completion. Meanwhile, the Subscription will not have any material impact on earnings of the Group. On such basis, we are of the view that the Subscription is in the interests of the Company and the Shareholders as a whole.
5.	Potential dilution effect on the shareholding of the Company
     As set out in the tables showing the shareholdings changes of the Company under the section headed “Shareholding structure” as contained in the Letter from the Board, the shareholding of the existing public Shareholders as at the Latest Practicable Date was approximately 46.48%. Pursuant to the Subscription Agreement, 1,313,953,488 new Shares, representing approximately 35.8% of the existing share capital of the Company and 26.4% of the share capital of the Company as enlarged by the issue of the Subscription Shares, will be issued to Huachen. On such basis, the shareholdings of the existing public Shareholders will be diluted from approximately 46.48% to 34.23% upon completion of the Subscription.
     We were advised by the Directors that they had considered various financing alternatives for raising additional fund. Due to the reasons stated in details in the section headed “Background of and reasons for the Subscription” above, the Directors consider that the Subscription is the best financing alternative available to the Company at the moment to finance the reduction of the outstanding indebtedness of the Group, in particular, the Convertible Bonds which may be redeemable by the Group at the options of the holders of Convertible Bonds at 122.926% of the principal amount on 7 June 2009, and increase the working capital of the Company.
     Taking into account the above factors, in particular, the following:
(a)	the current financial turmoil and negative market sentiment;

(b)	the issue of the Subscription Shares will enlarge and strengthen the capital base of the Company as well as greatly enhance the net asset position and gearing position of the Group; and

(c)	the Directors consider that the Subscription is the best financing alternative available to the Company at the moment to raise funding for the Company;
we are of the opinion that the Subscription is an acceptable means of fund raising by the Company and the shareholding dilution to the Independent Shareholders is acceptable so far as the Independent Shareholders are concerned.
6.	The Whitewash Waiver
(a)	Background
     As at the Latest Practicable Date, Huachen and parties acting in concert with it are beneficially interested in 1,446,121,500 Shares, representing approximately 39.41% of the existing issued share capital of the Company. Immediately following the Completion, Huachen and parties acting in concert with it will be interested in 2,760,074,988 Shares, representing approximately 55.38% of the issued share capital of the Company as enlarged by the issue of the Subscription Shares. As such, in the absence of the Whitewash Wavier, Huachen would incur an obligation pursuant to Rule 26 of the Takeovers Code to make a mandatory general offer in respect of all the securities of the Company (other than those held by or agreed to be acquired by Huachen and parties acting in concert with it) in accordance with Rule 26 of the Takeovers Code.
     An application has been made by Huachen to the Executive for the Whitewash Waiver pursuant to the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the Independent Shareholders at the SGM by way of poll, which Huachen and parties acting in concert with it will abstain from voting on the relevant resolution.

(b)	The Whitewash Waiver as a condition of the Subscription Agreement
     It is a condition precedent to the completion of the Subscription Agreement that the Whitewash Waiver is granted by the Executive and approved by Independent Shareholders. If the Whitewash Waiver is not granted by the Executive or not approved by Independent Shareholders, the Subscription Agreement will lapse and the Subscription will not proceed.
(c)	The Subscriber and parties acting in concert with it shall remain as the largest group of Shareholders
     As at the Latest Practicable Date, Huachen and parties acting in concert with it are beneficially interested in 1,446,121,500 Shares, representing approximately 39.41% of the existing issued share capital of the Company. Upon the Completion (assuming that no further Shares are issued by the Company between the Latest Practicable Date and Completion), the beneficial shareholding interest of Huachen (and parties acting in concert with it) in the Company will increase from approximately 39.41% to 55.38%. On such basis, Independent Shareholders should note that Huachen is already the largest Shareholder prior to the Subscription and shall remain as the largest Shareholder upon completion of the Subscription.
     The granting and approval of the Whitewash Waiver will enable the Group and all the Shareholders, including the Independent Shareholders, to take the opportunity to enjoy the financial benefits upon Completion which include, among other things, (i) the significant improvement in cash and working capital position of the Group; (ii) the increase in net assets and the enhancement of the equity base of the Group; (iii) the reduction in the gearing level of the Group upon completion of the Subscription; and (iv) the significant reduction in the gearing level of the Group upon repayment of the debt by proceeds from the Subscription. Accordingly, we consider that the granting of the Whitewash Waiver is fair and reasonable so far as the Company and the Independent Shareholders are concerned.
RECOMMENDATION
     After taking into account the above principal factors and reasons, we consider that the Subscription was entered into on normal commercial terms and the terms of the Subscription Agreement are fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Company and Shareholders as a whole. On the basis that the grant of the Whitewash Waiver is a condition of the Subscription Agreement, we also consider that the grant of the Whitewash Waiver is fair and reasonable and in the interest of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to, and we recommend the Independent Shareholders to, vote in favour of the resolution to approve the Subscription Agreement and the Whitewash Waiver.

Yours faithfully,
For and on behalf of
Partners Capital International Limited
Alan Fung
Managing Director

APPENDIX I FINANCIAL INFORMATION OF THE GROUP
SUMMARY OF FINANCIAL RESULTS
     The following is a summary of the audited results of the Group for the three years ended 31st December, 2007 as extracted from the annual reports of the Group for the respective years. Grant Thornton (Note 1), auditors of the Company for the three years ended 31st December, 2007 expressed unqualified opinion on the financial statements of the Company for the three years ended 31st December, 2007:

	Year Ended 31st December,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000
	(Amounts in thousands except
	earnings/loss per share)

Income Statement Data:

Turnover	14,149,149	10,484,754	5,468,990

Profit (loss) before taxation	211,567	(656,764)	(1,156,445)
Taxation	(45,208)	(47,879)	(89,097)

Profit (loss) for the year	166,359	(704,643)	(1,245,542)
Less: Minority interests	69,273	(306,221)	(595,934)

Profit (loss) attributable to equity holders of the Company	97,086	(398,422)	(649,608)

Basic earnings (loss) per Share (Note 2)	RMB0.02646	RMB(0.1086)	RMB(0.1771)
Diluted earnings (loss) per Share (Note 3)	RMB0.02639	RMB(0.1086)	RMB(0.1771)

Balance Sheet Data:

	Consolidated
	As at 31st December,
	2007	2006	2005
	RMB’000	RMB’000	RMB’000

Total assets	16,869,927	14,863,191	14,806,946

Total liabilities	10,610,528	8,838,051	8,089,496

Net assets	6,259,399	6,025,140	6,717,450

During the three years ended 31st December, 2007, no dividend or interim dividend was declared by the Company.
There was no exceptional/extraordinary items for each of the three years ended 31st December, 2007.

Notes:

1.	Moores Rowland Mazars were first appointed as auditors of the Company on 20th December, 2004. On 1st June, 2007, Moores Rowland Mazars changed its name to Moores Rowland. On the same day, Moores Rowland combined its business with Grant Thornton. The Board of Directors of the Company appointed Grant Thornton as auditors of the Company effective 24th September,

2007. Grant Thornton was re-elected as auditors of the Company at the annual general meeting held on 20th June, 2008 and will hold office until the conclusion of the annual general meeting of the Company to be held in 2009.

2.	The calculation of basic earnings (loss) per Share is based on the profit (loss) attributable to equity holders of the Company for the relevant year, divided by weighted average number of Shares in issue during the year.

3.	Diluted earnings per Share for 2007 is based on profit attributable to Shareholders for the relevant year and the weighted average number of Shares used in the calculation is 3,679,573,000 (3,669,022,000 Shares in issue plus the weighted average number of 10,551,000 Shares deemed issued under the Company’s share option scheme). The effect of deemed conversion of the Convertible Bonds is not considered in the calculation of the diluted earnings per Share as the effect is anti-dilutive in 2007. Diluted per Share figure for 2006 and 2005 is not considered as the effect of both deemed conversion of the convertible bonds and deemed issue of Shares pursuant to the exercise of the subscription rights attaching to the then outstanding options is anti-dilutive.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31ST DECEMBER, 2007
     The following is extracted from the Group’s 2007 annual report relating to the audited consolidated financial statements for the year ended 31st December, 2007:
Consolidated Income Statement
For the year ended 31st December, 2007

		2007	2006
	Note(s)	RMB’000	RMB’000

Turnover	6	14,149,149	10,484,754
Cost of sales		(13,015,230)	(9,939,960)

Gross profit		1,133,919	544,794
Other revenue	6	369,192	291,166
Selling expenses		(606,928)	(601,257)
General and administrative expenses		(515,610)	(632,696)
Staff option costs		(32,243)	(11,281)
Other operating expenses		(149,238)	(139,721)

Operating profit (loss)	7	199,092	(548,995)

Interest income	6,8	125,470	90,738
Finance costs, net	9	(123,323)	(201,282)
Share of results of:
Associates		37,617	49,918
Jointly controlled entities		154,644	99,402
Impairment loss on goodwill in a jointly controlled entity	22	—	(73,343)
Change in fair value of embedded conversion option of convertible bonds	32	(181,933)	(73,202)

Profit (Loss) before taxation		211,567	(656,764)
Taxation	10	(45,208)	(47,879)

Profit (Loss) for the year		166,359	(704,643)

Attributable to:
Equity holders of the Company	11	97,086	(398,422)
Minority interests		69,273	(306,221)

		166,359	(704,643)

Dividends		—	—

Earnings (Loss) per share
— basic	13	RMB0.02646	RMB(0.1086)

— diluted	13	RMB0.02639	N/A

Balance Sheets
As at 31st December, 2007

			Consolidated		Company
			2007	2006	2007	2006
	Note		RMB’000	RMB’000	RMB’000	RMB’000

Non-current assets
Intangible assets	14		1,054,652	802,812	167,669	166,518
Goodwill	15		295,529	295,529	—	—
Property, plant and equipment	16		3,309,616	3,627,498	688	1,243
Construction-in-progress	17		257,017	233,104	—	—
Land lease prepayments	18		118,720	120,099	—	—
Interests in subsidiaries	19		—	—	7,121,588	7,162,842
Interests in associates	20		383,429	366,650	—	—
Interests in jointly controlled entities	21		1,210,019	1,024,016	—	—
Prepayments for a long-term investment	23		600,000	600,000	—	—
Available-for-sale financial assets	24		26,129	23,736	21,991	19,598
Other non-current assets			9,343	7,450	—	—

Total non-current assets			7,264,454	7,100,894	7,311,936	7,350,201

Current assets
Cash and cash equivalents			1,373,416	1,468,075	7,937	3,438
Short-term bank deposits			518,000	616,787	—	46,760
Pledged short-term bank deposits	25		1,971,665	1,625,149	—	—
Inventories	26		2,469,033	1,346,843	—	—
Accounts receivable	27		805,187	632,158	—	—
Accounts receivable from affiliated companies	38	(c)	684,221	953,637	—	—
Notes receivable	28		416,495	197,668	—	—
Notes receivable from affiliated companies	38	(d)	260,155	81,477	—	—
Other receivables	29		491,237	423,017	2,277	4,735
Dividends receivable from affiliated companies	38	(e)	97,173	97,173	—	—
Prepayments and other current assets			273,828	143,583	652	812
Income tax recoverable			18,482	815	—	—
Other taxes recoverable			125,179	117,830	—	—
Advances to affiliated companies	38	(f)	101,402	58,085	26,365	6,365

Total current assets			9,605,473	7,762,297	37,231	62,110

			Consolidated		Company
			2007	2006	2007	2006
	Note		RMB’000	RMB’000	RMB’000	RMB’000

Current liabilities
Accounts payable	30		3,421,891	2,299,267	—	—
Accounts payable to affiliated companies	38	(g)	952,847	983,293	—	—
Notes payable			2,828,373	2,141,947	—	—
Notes payable to affiliated companies	38	(h)	207,774	37,288	—	—
Customer advances			150,354	425,778	—	—
Other payables			419,710	403,040	—	—
Dividends payable			3,085	3,297	3,085	3,297
Accrued expenses and other current liabilities			152,150	159,222	4,380	7,016
Short-term bank borrowings	31		370,000	500,000	—	—
Income tax payable			9,555	11,411	—	—
Other taxes payable			71,095	81,841	—	—
Advances from affiliated companies	38	(i)	56,134	55,389	6,665	7,308

Total current liabilities			8,642,968	7,101,773	14,130	17,621

Net current assets			962,505	660,524	23,101	44,489

Total assets less current liabilities			8,226,959	7,761,418	7,335,037	7,394,690

Non-current liabilities
Convertible bonds	32		1,752,233	1,547,070	—	—
Deferred government grants			81,555	109,502	—	—
Advances from a subsidiary	33		—	—	1,307,720	1,397,766
Advances from affiliated companies	38	(i)	133,772	79,706	—	—

Total non-current liabilities			1,967,560	1,736,278	1,307,720	1,397,766

NET ASSETS			6,259,399	6,025,140	6,027,317	5,996,924

Capital and reserves
Share capital	36	(a)	303,488	303,388	303,488	303,388
Share premium	37		2,040,430	2,038,423	2,040,430	2,038,423
Reserves	37		3,705,745	3,543,182	3,683,399	3,655,113

Total equity attributable to equity holders of the Company			6,049,663	5,884,993	6,027,317	5,996,924
Minority interests			209,736	140,147	—	—

TOTAL EQUITY			6,259,399	6,025,140	6,027,317	5,996,924

Wu Xiao An (also known as Ng Siu On) Director	Lei Xiaoyang Director

Consolidated Statement of Changes in Equity
For the year ended 31st December, 2007

	2007	2006
	RMB’000	RMB’000

Total equity as at 1st January,	6,025,140	6,717,450

Items directly recognised in equity
Changes in fair value of available-for-sale financial assets	2,393	1,052
Share of jointly controlled entity’s gain recognised directly in equity	31,591	—

	33,984	1,052

Profit (Loss) for the year	166,359	(704,643)

Total recognised profits (losses) for the year	200,343	(703,591)

Movements in equity arising from capital transactions
Issue of shares under share option scheme	2,107	—
Exercise of share option scheme	(434)	—
Share option costs	32,243	11,281

	33,916	11,281

Total equity as at 31st December,	6,259,399	6,025,140

Total recognised profits (losses) for the year
Attributable to:
Equity holders of the Company	130,754	(397,370)
Minority interests	69,589	(306,221)

	200,343	(703,591)

Consolidated Cash Flow Statement
For the year ended 31st December, 2007

			2007	2006
	Note		RMB’000	RMB’000

Operating activities
Cash generated from operations	39	(a)	1,755,776	1,271,656
Interest received			138,088	87,522
Enterprise income tax paid			(65,858)	(39,240)
Enterprise income tax refunded			1,127	123

Net cash generated from operating activities			1,829,133	1,320,061

Investing activities
Payments for acquisition of property, plant and equipment and construction-in-progress			(294,489)	(286,314)
Payments for acquisition of intangible assets			(390,481)	(150,471)
Decrease in short-term bank deposits			98,787	437,045
(Increase) Decrease in pledged short-term bank deposits			(346,516)	307,500
Proceeds from disposal of associates			—	1,350
Dividend received from an associate			21,000	21,000
Dividend received from a jointly controlled entity			—	60,000
Payments for land lease prepayments			(7,279)	—
Proceeds from disposal of land lease prepayments			6,618	—
Proceeds from disposal of property, plant and equipment			6,921	3,314
(Increase) Decrease in other non-current assets			(1,893)	1,719
Increase in advances to affiliated companies			(43,317)	(12,944)

Net cash (used in) generated from investing activities			(950,649)	382,199

Net cash inflow before financing activities			878,484	1,702,260

	2007	2006
	RMB’000	RMB’000

Financing activities
Increase in advances from affiliated companies	29,974	102,480
Issue of convertible bonds	—	1,431,923
Buy back and redemption of convertible bonds due 2008	—	(1,598,320)
Issue of notes payable	2,420,000	4,530,000
Repayments of notes payable	(3,300,000)	(5,532,500)
Proceeds from short-term bank loans	430,000	650,000
Repayments of short-term bank loans	(560,000)	(646,500)
Issue of share capital from exercise of share option	1,673	—
Interest paid	(106,924)	(92,744)
Receipts of government grants	112,134	78,076

Net cash used in financing activities	(973,143)	(1,077,585)

(Decrease) Increase in cash and cash equivalents	(94,659)	624,675

Cash and cash equivalents, as at 1st January,	1,468,075	843,400

Cash and cash equivalents, as at 31st December,	1,373,416	1,468,075

Notes to the Financial Statements
For the year ended 31st December, 2007
1.	CORPORATE INFORMATION

Brilliance China Automotive Holdings Limited (the “Company”) was incorporated in Bermuda on 9th June, 1992 with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the “SEHK”). The Company’s American depositary shares (“ADSs”) were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.

The Company is an investment holding company. The principal activities of the Company’s subsidiaries (together with the Company referred to as the “Group”) are the manufacture and sale of minibuses, sedans and automotive components in the People’s Republic of China (the “PRC”).

2.	PRINCIPAL ACCOUNTING POLICIES
(a)	Statement of compliance

These financial statements have been prepared in accordance with applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the SEHK. A summary of the significant accounting policies adopted by the Group is set out below.

These financial statements have been prepared on a basis consistent with the accounting policies adopted in the 2006 financial statements, except for the adoption for the first time HKFRS 7 “Financial instruments: Disclosures” and the amendment to HKAS 1 “Presentation of financial statements: Capital disclosures”. Although the adoption of these HKFRSs do not have any material impact on the Group’s and Company’s financial statements, there are some additional disclosures requirements as follows:

As a result of the adoption of HKFRS 7, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments, compared with the information previously required to be disclosed by HKAS 32 “Financial instruments: Disclosure and presentation”.

The amendment to HKAS 1 introduces disclosure requirements to provide information about the level of capital and the Group’s and the Company’s objectives, policies and processes for managing capital.

(b)	Basis of measurement

The measurement basis used in the preparation of the financial statements is historical cost, except for available-for-sale financial assets and derivative financial instruments, which are measured at fair value as explained in note 2(h)(i) and (iv) below.

(c)	Basis of consolidation
(i)	Consolidation

The consolidated financial statements of the Group include the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries acquired or disposed of are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All intercompany transactions and balances and any unrealised gains or losses arising from intercompany transactions are eliminated on consolidation.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, and in respect of which the Group has not agreed any additional terms with the holders of those interests which would result in the Group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. Minority interests are presented in the consolidated balance sheet and consolidated statement of changes in equity within equity, separate from equity attributable to equity holders of the Company.

Minority interests in the results of the Group are presented on the face of the consolidated income statement as an allocation of the total profit or loss for the year between minority interests and equity holders of the Company.

Losses applicable to the minority in excess of the minority’s interest in the subsidiary’s equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

(ii)	Subsidiaries

Subsidiaries are those entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less accumulated impairment losses. The carrying amount of the investment is reduced to its recoverable amount on an individual basis. Results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(iii)	Associates and jointly controlled entities

An associate is an entity, not being a subsidiary or a joint venture, in which an equity interest is held for long-term and the Group or Company has significant influence over its management. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control over those policies.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group and other parties, where the contractual arrangement establishes that the Group and one or more of the other parties share joint control over the economic activities of the entity and none of the participating parties has unilateral control over the economic activities.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post acquisition change in the Group’s share of the associate’s or the jointly controlled entity’s net assets. The consolidated income statement includes the Group’s share of the post-acquisition, post-tax results of the associates and jointly controlled entities for the year, including any impairment loss on goodwill relating to the investment in associates and jointly controlled entities recognised for the year.

Unrealised profits and losses resulting from transactions between the Group and its associates or jointly controlled entities are eliminated to the extent of the Group’s interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the consolidated income statement.

(iv)	Translation of foreign currencies

Items included in the financial statements of each of the Group entities, including the Company, subsidiaries, associates and jointly controlled entities, are all measured using Renminbi (“RMB”) which is the currency of the primary economic environment in which the entity operates (“the functional currency”).

Transactions in currencies other than the functional currencies are translated into functional currencies at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in other currencies at the balance sheet date are re-translated into functional currencies at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the income statement.

(v)	Goodwill

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity prior to 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquiree at the date of acquisition.

(d)	Intangibles
(i)	Goodwill

Goodwill arising on acquisition of a subsidiary, an associate or a jointly controlled entity on and after 1st January, 2005 represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the acquiree at the date of acquisition. Such goodwill is carried at cost less any accumulated impairment losses.

For goodwill capitalised prior to 1st January, 2005, the Group has discontinued amortisation from 1st January, 2005 onwards, and such goodwill and goodwill arising on and after 1st January, 2005, if any, are tested for impairment annually, and whenever there is an indication that the cash generating unit to which the goodwill relates may be impaired. An impairment loss on goodwill is not reversed in a subsequent period.

Capitalised goodwill arising on acquisition of a subsidiary is presented separately in the consolidated balance sheet. Capitalised goodwill arising on acquisition of an associate or a jointly controlled entity is included in the cost of the investment of the relevant associate or jointly controlled entity.

On disposal of a cash generating unit of a subsidiary, an associate or a jointly controlled entity, any attributable amount of purchased goodwill is included in the calculation of gain or loss on disposal.

(ii)	Research and development costs

Research costs are charged to the income statement as incurred. Costs incurred on development projects relating to the design and testing of new or improved products are capitalised as an intangible asset where the technical feasibility and intention of completing the product under development has been demonstrated and the resources are available to do so; and costs are identifiable and there is an ability to sell or use the asset for generating future economic benefits. Such development costs included the costs of materials, direct labour, and an appropriate proportion of overheads and borrowing costs, where applicable, and are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over a period which reflects the pattern in which the related economic benefits are recognised. Development costs that do not meet the above criteria are charged to the income statement as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period.

(iii)	Acquired intangible assets

Acquired intangible assets with finite useful lives are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is provided on a straight-line basis over the estimated useful lives of 7 to 20 years.

(e)	Property, plant and equipment

Property, plant and equipment, other than construction-in-progress, are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Repairs and maintenance are charged to the income statement during the year in which they are incurred.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as income or expense in the income statement.

Depreciation is provided to write off the cost less accumulated impairment losses of property, plant and equipment, other than construction-in-progress, special tools and moulds, over their estimated useful lives as set out below from the date on which they are available for use and after taking into account their estimated residual values of 10%, using the straight-line method. Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of the item is allocated on a reasonable basis and depreciated separately:

Buildings	5%
Machinery and equipment (excluding special tools and moulds)	10%
Furniture, fixtures and office equipment	20%
Motor vehicles	20%
The costs of special tools and moulds included in machinery and equipment less accumulated impairment losses are depreciated over their estimated productive volume.

(f)	Construction-in-progress

Construction-in-progress represents factories and office buildings for which construction work has not been completed and machinery pending installation and which, upon completion, management intends to hold for production or own use. Construction-in-progress is carried at cost which includes development and construction expenditure incurred and interest and other direct costs attributable to the development less accumulated impairment losses. On completion, the construction-in-progress is transferred to property, plant and equipment at cost less accumulated impairment losses. Construction-in-progress is not depreciated until such time as the assets are completed and ready for their intended use.

(g)	Land lease prepayments

Lease prepayments represent amounts paid for land use rights. Land use rights are stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is charged to income statement from the date of initial recognition on a straight-line basis over the respective periods of the rights.

(h)	Financial instruments

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the instruments and on a trade date basis. A financial asset is derecognised when the Group’s contractual rights to future cash flows from the financial asset expire or when the Group transfers the contractual rights to future cash flows to a third party. A financial liability is derecognised only when the liability is extinguished.
(i)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated at this category or not classified in any of the other categories of financial assets. They are measured at the fair value with changes in value recognised as a separate component of equity until the assets are sold, collected or otherwise disposed of, or until the assets are determined to be impaired, at which time the cumulative gain or loss previously recognised directly in equity is transferred to the income statement. Available-for-sale financial assets that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses.

(ii)	Accounts and other receivables

Accounts and other receivables are initially recognised at fair value and thereafter stated at amortised cost using effective interest method less allowance for impairment of doubtful debts, except where the receivables are interest-free advances made to related parties without any fixed repayment terms or the effect of the discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(iii)	Impairment of financial assets

At each balance sheet date, the Group assesses whether there is objective evidence that financial assets, other than those at fair value through profit or loss, are impaired. The impairment loss of financial assets carried at amortised cost is measured as the difference between the assets’ carrying amount and the present value of estimated future cash flow discounted at the financial assets’ original effective interest rate.

When an available-for-sale financial asset is impaired, an amount comprising the difference between its acquisition cost (net of any principal repayment and amortisation) and current fair value, less any previously recognised impairment loss, is transferred from equity to the income statement. Reversal of impairment loss of available-for-sale equity instrument is recognised in equity. Reversal of impairment loss of available-for-sale debt instruments are made through the income statement, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

For an available-for-sale financial asset that is carried at cost, the amount of impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss shall not be reversed. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired.

A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments considered indicators that the trade receivable is impaired.

(iv)	Derivative financial instruments

Derivative financial instruments are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in income statement, except when the derivatives qualify for cash flow hedge accounting or hedge the net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

(v)	Convertible bonds

Convertible bonds that can be converted into share capital at the option of the holders, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments which contain both a liability component and an equity component.

At initial recognition the liability component is calculated as the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. Any excess of proceeds over the amount recognised as the liability component is recognised as the equity component.

Transaction costs that relate to the issue of a compound financial instrument are allocated to the liability and equity components in proportion to the allocation of proceeds.

The liability component is subsequently carried at amortised cost. The finance cost recognised in the income statement is calculated using the effective interest method. The equity component is recognised as a separate component of equity until the bond either is converted or the bond is redeemed.

If the bond is converted, the amount previously recognised in equity, together with the carrying amount of the liability component at the time of conversion, is transferred to share capital and share premium as consideration for the shares issued. If the bond is redeemed, the amount previously recognised in equity is released directly to retained earnings.

(vi)	Other financial liabilities

The Group’s other financial liabilities include accounts and notes payables, other payables, bank loans and other borrowings. These financial liabilities are recognised initially at their fair value and subsequently measured at amortised cost, using effective interest method, unless the effect of discounting would be insignificant, in which case they are stated at cost.

(vii)	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer of the contract to make specified payments to reimburse the holder of the contract for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument. Financial guarantee contract is initially recognised as deferred income within trade and other payable at fair value, where such information is available. Otherwise, it is recognised at consideration received and receivable. Subsequently, it is measured at the higher of the amount initially recognised, less accumulated amortisation, and the amount of the provision, if any, that is required to settle the commitment at the balance sheet date.
(i)	Impairment of other assets

At each balance sheet date, the Group reviews internal and external sources of information to determine whether its tangible and intangible assets (other than goodwill), investments in subsidiaries, associates and jointly controlled entities and prepayments have suffered an impairment loss or impairment loss previously recognised no longer exists or may be reduced. If any such indication exists, the recoverable amount of the asset is estimated, based on the higher of its fair value less costs to sell and value in use. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the smallest group of assets that generates cash flows independently (i.e. a cash-generating unit).

If the recoverable amount of an asset or a cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

A reversal of impairment losses is limited to the carrying amount of the asset or cash-generating unit that would have been determined had no impairment loss been recognised in prior years. Reversal of impairment losses is recognised as income immediately.

(j)	Inventories

Inventories comprise raw materials, work-in-progress and finished goods and are stated at the lower of cost and net realisable value. Costs comprise all costs of purchase, direct labour, and an appropriate proportion of all production overhead and other costs incurred in bringing the inventories to their present location and condition. Costs are calculated on the standard costing basis, except for costs of work-in-progress and finished goods of sedans and minibuses which are calculated by the specific identification basis. Net realisable value is determined on the basis of anticipated sales proceeds in the ordinary course of business less the estimated costs of completion and the estimated selling expenses.

(k)	Cash and cash equivalents and short-term deposits

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

Deposits with banks or other financial institutions with maturity more than three months and within one year at acquisition are classified as short-term deposits.

(l)	Provisions

Provision is recognised when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of obligation can be made. Expenditure for which a provision has been recognised is charged against the related provision in the year in which the expenditure is incurred. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the effect of the time value of money is material, the amount provided is the present value of the expenditures expected to be required to settle the obligation. Where the Group expects a provision is to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

The Group recognises a provision for repairs or replacement of products still under warranty at the balance sheet date. Minibuses are sold with 24-month or 50,000 kilometres (2006: Same) first-to-occur limited warranty. Zhonghua sedans, Junjie sedans and Kubao are sold with 36-month or 60,000 kilometres (2006: Same) first-to-occur limited warranty. Zunchi sedans are sold with 10-year or 200,000 kilometres (2006: Same) first-to-occur limited warranty. During the warranty period, the Group pays service stations for parts and labour costs covered by the warranty.

The costs of the warranty obligation are accrued at the time the sales are recognised, based on the estimated costs of fulfilling the total obligations, including handling and transportation costs. The factors used to estimate warranty expenses are reviewed periodically in light of actual experience.

Movements in the provision for warranty during the year are as follows:

	2007	2006
	RMB’000	RMB’000

As at 1st January,	27,348	22,460
Accrual for warranties during the year	73,832	42,102
Settlements during the year	(72,690)	(37,214)

As at 31st December,	28,490	27,348

(m)	Government grants

Conditional government grant is recognised in the balance sheet initially as deferred government grants when there is reasonable assurance that the grants will be received and that the Group will comply with the conditions attached. Grants that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the costs of construction-in-progress, development of new or improved products, property, plant and equipment and land lease prepayments are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

Unconditional grant is recognised in the income statement as revenue when the grant becomes receivable.

(n)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the lease periods.

Assets leased out under operating leases are included in property, plant and equipment in the balance sheet. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the lease terms.

(o)	Employee benefits
(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity leave are not recognised until the time of leave.

(ii)	Bonus plans

Bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Pension obligations

The Group’s contributions to defined contribution retirement plans administered by the government of the PRC are recognised as an expense in the income statement. The assets of the schemes are held separately from those of the Group in independently administered funds. Further information is set out in note 35.

Contributions made to the Mandatory Provident Fund Scheme for the Group’s employees in Hong Kong are charged to the income statement when incurred.

(iv)	Share-based payments

The Group’s employees, including directors, receive remuneration in the form of share-based payment transactions, whereby the employees rendered services in exchange for shares or rights over shares. The cost of such transactions with employees is measured by reference to the fair value of equity instrument at grant date. The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in share options reserve within equity. The fair value is determined using the Black-Scholes option pricing model, taking into account the terms and conditions of the transactions, other than conditions linked to the price of the shares of the Company.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the year in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award. During the vesting period, the number of share options that is expected to vest ultimately is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the income statement for the year of the review, with a corresponding adjustment to the share options reserve within equity.
(p)	Income tax

Income tax in the income statement comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Tax rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from investments in subsidiaries, associates and jointly controlled entities, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

(q)	Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

A contingent asset is not recognised but is disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When the inflow is virtually certain, an asset is recognised.

(r)	Revenue recognition

Revenue is recognised when it is probable that economic benefits associated with a transaction will flow to the Group and the revenue and costs, if applicable, can be measured reliably and on the following bases:
(i)	Sale of goods

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title is passed.

(ii)	Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(iii)	Dividend income

Dividend income is recognised when the right to receive payment is established.

(iv)	Subsidy income

Accounting policy for recognition of subsidy income is set out in note 2(m) to the financial statements.
(s)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceased when substantially all activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or completed.

All other borrowing costs are charged to the income statement in the period in which they are incurred.
(t)	Segment reporting

In accordance with the Group’s internal financial reporting requirements, management determines that business segments be presented as the primary reporting format. As the Group’s sale and manufacturing bases are located in the PRC, management considers that secondary reporting format by geographical segments is not necessary.

Unallocated costs represent corporate expenses. Segment assets consist primarily of intangible assets, property, plant and equipment, land lease prepayments, construction-in-progress, inventories, receivables and operating cash, and exclude corporate assets. Segment liabilities comprise operating liabilities, and exclude corporate liabilities. Capital expenditure comprises additions to long-term prepayments, intangible assets, property, plant and equipment, land lease prepayments and construction-in-progress.
(u)	Related parties

For the purpose of these financial statements, a party is considered to be related to the Group if:
(i)	directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Group; or has an interest in the Group that gives it significant influence over the Group; or has joint control over the Group;

(ii)	the party is an associate of the Group;

(iii)	the party is a joint venture in which the Group is a venturer;

(iv)	the party is a member of the key management personnel of the Group or its shareholders;

(v)	the party is a close member of the family of any individual referred to in (i) or (iv);

(vi)	the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (iv) or (v); or

(vii)	the party is a post-employment benefit plan for the benefit of employees of the Group, or any entity that is a related party of the Group.
3.	FUTURE CHANGES IN HKFRSs

The Group has not early adopted the following standards or interpretations that have been issued but are not yet effective.

Effective for
accounting periods
beginning on or
after

HKAS 1 (Revised) “Presentation of Financial Statements”	1st January, 2009
HKAS 23 (Revised) “Borrowing Costs”	1st January, 2009
HKAS 27 (Revised) “Consolidated and Separate Financial Statements”	1st July, 2009
Amendment to HKFRS 2 “Share-based Payment — Vesting Conditions and Cancellations”	1st January, 2009
HKFRS 3 (Revised) “Business Combinations”	1st July, 2009
HKFRS 8 “Operating Segments”	1st January, 2009

Effective for
accounting periods
beginning on or
after

HK(IFRIC)-Int 11 “HKFRS 2 — Group and Treasury Share Transactions”	1st March, 2007
HK(IFRIC)-Int 12 “Service Concession Arrangements”	1st January, 2008
HK(IFRIC)-Int 13 “Customer Loyalty Programmes	1st July, 2008
HK(IFRIC)-Int 14 “HKAS 19 — The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”	1st January, 2008
Among these new standards and interpretations, HKAS 1 (Revised) is expected to be relevant to the Group’s financial statements.
Amendment to HKAS 1 Presentation of Financial Statements
This amendment affects the presentation of owner changes in equity and introduces a statement of comprehensive income. Preparers will have the option of presenting items of income and expense and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of other comprehensive income). This amendment does not affect the financial position or results of the Group but will give rise to additional disclosures. Management is currently assessing the detailed impact of this amendment on the Group’s financial statements.
The directors of the Company are currently assessing the impact of the other new standards and interpretations but are not yet in a position to state whether they would have material impact on the Group’s financial statements.
4.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

In the process of applying the accounting policies set out in note 2, management is required to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
(i)	Depreciation and amortisation

The net book value of the Group’s property, plant and equipment and intangible assets as at 31st December, 2007 was approximately RMB3,310 million (2006: RMB3,627 million) and RMB1,055 million (2006: RMB803 million) respectively. The Group depreciates its property, plant and equipment on a straight line basis, after taking into account their estimated residual value, at the rates of 5% to 20% per annum. The intangible assets are amortised on a straight-line basis over their estimated useful lives of 7 to 20 years. The estimated useful lives reflect the directors’ estimate of the periods that the Group intend to derive future economic benefits from the use of the Group’s property, plant and equipment and intangible assets.
(ii)	Impairment test of assets

The Group determines whether an asset is impaired where an indication of impairment exists. This requires an estimation of the value in use of the asset. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the assets and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

Details of the basis and assumptions used in estimating the recoverable amounts of the Group’s property, plant and equipment, intangible assets, goodwill in subsidiaries, associates and jointly controlled entities are set out in notes 14(e) and 22.
(iii)	Allowances for inventories

The Group’s management reviews inventory aging analysis at each balance sheet date and makes allowance for obsolete and slow-moving items of inventories that are no longer suitable for use in production. The management estimates the net realisable value for such finished goods and work-in-progress based principally on the selling prices of the respective finished goods and current market conditions. The management carries out an inventory review on a product-by-product basis at each balance sheet date and makes allowance for obsolete items.

The amount being reversed is limited to the extent that it does not result in the carrying amount of the inventory that exceeding what the cost would have been had the provision not been recognised at the date the provision reversed.

(iv)	Allowances for bad and doubtful debts

The policy for allowance for the Group’s bad and doubtful debts is based on the evaluation of collectability and aging analysis of accounts. A considerable amount of judgement is required in assessing the ultimate realisation of these receivables, including the current creditworthiness and the past collection history of each customer. If the financial conditions of customers of the Group were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

(v)	Warranty provisions

The Group makes provisions under the warranties it gives on sale of its minibuses, sedans and related parts taking into account the Group’s recent claim experience. As the Group is continually upgrading its product designs and launching new models it is possible that the past claim experience is not indicative of future claims that it will receive in respect of past sales. Any increase or decrease in the provision would affect profit or loss in future years. Details of provisions are set out in note 2(l).

(vi)	Fair value of embedded conversion option of convertible bonds and share options

There are a number of assumptions used in estimating the fair value of embedded conversion option of convertible bonds and share options, details of which are set out in notes 32 and 36(c) respectively.

5.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s major financial instruments include accounts and notes receivable, other receivables, accounts and notes payable, other payables, convertible bonds and interest-bearing borrowings. Details of the policies on how to mitigate the risks from these financial instruments are set out below. The Group’s management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.
(i)	Credit risk

The Group’s credit risk primarily consists of accounts receivable and other receivables from a variety of customers including state and local agencies, municipalities and private industries and its affiliated companies and guarantee for loans drawn by its affiliated companies.

In order to minimise credit risk, credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit limits with credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follow-up collection with customers. Customers considered to be high risk are traded on cash basis or when bank guaranteed notes are received.

The Group reviews regularly the recoverable amount of each individual receivable and adequate provision is made for balance determined to be unrecoverable.

The Group has no significant concentration of credit risk except that about 18% and 18% (2006: 25% and 15%) of total accounts and notes receivables as at 31st December, 2007 were due from Shanghai Shenhua Holdings Co., Ltd. and Hua Yi Xin Automotive Trading Limited respectively.

In 2007, sales to Shanghai Shenhua Holdings Co., Ltd. and Hua Yi Xin Automotive Trading Limited accounted for 7% and 23% (2006: 8% and 7%) of total sales of the Group respectively.

The credit risk on liquid funds is limited because the counterparties are authorised banks in the PRC.
(ii)	Liquidity risk

In managing liquidity risk, the Group monitors and maintains a level of cash and cash equivalents considered adequate by the management to finance the Group’s operations, expected expansion and product developments. The Group relies on borrowings as a significant source of liquidity. The management monitors the utilisation of borrowings and ensures compliance with loan covenants.

As at 31st December, 2007 and 31st December, 2006, the remaining contractual maturities of the Group’s financial liabilities, based on undiscounted cash flows, are summarised below:

				More than 2
		Within 1	More than 1	years but	More
	Carrying	year or on	year but less	less	than
	amount	demand	than 2 years	than 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31st December, 2007
Accounts payable	3,421,891	3,421,891	—	—	—
Accounts payable to affiliated companies	952,847	952,847	—	—	—
Notes payable	2,828,373	2,828,373	—	—	—
Notes payable to affiliated companies	207,774	207,774	—	—	—
Other payables	419,710	419,710	—	—	—
Dividends payable	3,085	3,085	—	—	—
Accrued expenses and other current liabilities	152,150	152,150	—	—	—
Short-term bank borrowings	370,000	370,000	—	—	—
Advances from affiliated companies	189,906	56,134	7,772	29,154	96,846
Convertible bonds	1,752,233	—	—	1,884,738	—

	10,297,969	8,411,964	7,772	1,913,892	96,846

				More than 2
		Within 1	More than 1	years but	More
	Carrying	year or on	year but less	less	than
	amount	demand	than 2 years	than 5 years	5 years
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31st December, 2006 Accounts payable	2,299,267	2,299,267	—	—	—
Accounts payable to affiliated companies	983,293	983,293	—	—	—
Notes payable	2,141,947	2,141,947	—	—	—
Notes payable to affiliated companies	37,288	37,288	—	—	—
Other payables	403,040	403,040	—
Dividends payable	3,297	3,297	—	—	—
Accrued expenses and other current liabilities	159,222	159,222	—	—	—
Short-term bank borrowings	500,000	500,000	—	—	—
Advances from affiliated companies	135,095	55,389	6,240	26,124	47,342
Convertible bonds	1,547,070	—	—	2,040,581	—

	8,209,519	6,582,743	6,240	2,066,705	47,342

(iii)	Currency risk

Since all operating subsidiaries, associates and jointly controlled entities of the Group operate in the PRC, receivables are largely denominated in Renminbi. Although certain payables are denominated in foreign currencies such as Japanese Yen, U.S. Dollar and Euro for purchases of equipment and components from overseas, the amounts are not considered significant to the total payables. The recent appreciating trend of Renminbi versus the Japanese Yen, U.S. Dollar or Euro made purchases of foreign-produced components and payments denominated in foreign currencies less expensive to the Group, thereby marginally improving its results of operations. The appreciating trend of Renminbi is also favourable to the Group in reducing currency risk in repaying the convertible bonds which are denominated in U.S. Dollar.

On the other hand, the management is also aware that as the Group’s overseas sales denominated in other currencies, mainly U.S. Dollar, are expected to increase, the strengthening RMB will have a negative impact to the Group in the future. The management is considering all possible measures to minimise currency risk in relation to overseas sales in the future, including hedging.

As at 31st December, 2007, had Renminbi had weakened/strengthened by 5% against the U.S. Dollar with all other variables held constant, post-tax profit for the year would have been RMB87.6 million (2006: RMB77.3 million) lower/higher, mainly as a result of foreign exchange loss/gain on translation of convertible bonds denominated in U.S. Dollar. The management monitors the foreign exchange exposure and will consider hedging significant foreign currency should the need arise.
(iv)	Interest rate risk
The Group’s exposure to market risk for changes in interest rates relates primarily to the Group’s interest- bearing bank loans and discounted bank guaranteed notes.

Funds not required by the Group in the short-term are kept as temporary demand or time deposits in commercial banks and the Group does not hold any market risk-sensitive instruments for speculative purposes.

Interest rate risk from borrowings is generally lowered by the issue of long-term convertible bonds with fixed coupon rate for long-term funding requirements as compared with bank borrowings with floating interest rate.

Assuming the cash and cash equivalents, short-term deposits, pledged short-term bank deposits, short-term bank borrowings and notes payable for financing as outstanding at 31st December, 2007 were outstanding for the whole year, a 50 basis point increase or decrease would decrease or increase the profit after tax of the Group for the year and retained earnings by approximately RMB11.2 million (2006: increase or decrease loss approximately RMB6.5 million). The 50 basis point increase or decrease represents management’s assessment of a reasonably possible change in interest rates over the period until the next annual balance sheet date. The analysis is performed on the same basis for 2006.
(v)	Summary of financial instruments by category
The carrying amounts of the Group’s financial assets and liabilities are categorised as follows:

	Loans and	Available-for-sale
	receivables	financial assets	Total
	RMB’000	RMB’000	RMB’000

Financial assets at 31st December, 2007
Available-for-sale financial assets	—	26,129	26,129
Cash and cash equivalents	1,373,416	—	1,373,416
Short-term bank deposits	518,000	—	518,000
Pledged short-term bank deposits	1,971,665	—	1,971,665
Accounts receivable	805,187	—	805,187
Accounts receivable from affiliated companies	684,221	—	684,221
Notes receivable	416,495	—	416,495
Notes receivable from affiliated companies	260,155	—	260,155
Other receivables	491,237	—	491,237
Dividends receivable from affiliated companies	97,173	—	97,173
Advances to affiliated companies	101,402	—	101,402

	6,718,951	26,129	6,745,080

	Loans and	Available-for-sale
	receivables	financial assets	Total
	RMB’000	RMB’000	RMB’000

Financial assets at 31st December, 2006
Available-for-sale financial assets	—	23,736	23,736
Cash and cash equivalents	1,468,075	—	1,468,075
Short-term bank deposits	616,787	—	616,787
Pledged short-term bank deposits	1,625,149	—	1,625,149
Accounts receivable	632,158	—	632,158
Accounts receivable from affiliated companies	953,637	—	953,637
Notes receivable	197,668	—	197,668
Notes receivable from affiliated companies	81,477	—	81,477
Other receivables	423,017	—	423,017
Dividends receivable from affiliated companies	97,173	—	97,173
Advances to affiliated companies	58,085	—	58,085

	6,153,226	23,736	6,176,962

	Liabilities at fair	Financial
	value through	liabilities	Other
	the profit and	measured at	Financial
	loss	amortised costs	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Financial liabilities at 31st December, 2007
Accounts payable	—	3,421,891	—	3,421,891
Accounts payable to affiliated companies	—	952,847	—	952,847
Notes payable	—	2,828,373	—	2,828,373
Notes payable to affiliated companies	—	207,774	—	207,774
Other payables	—	419,710	—	419,710
Dividends payable	—	3,085	—	3,085
Short-term bank borrowings	—	—	370,000	370,000
Advances from affiliated companies	—	189,906	—	189,906
Convertible bonds	1,752,233	—	—	1,752,233

	1,752,233	8,023,586	370,000	10,145,819

	Liabilities at fair	Financial
	value through	liabilities	Other
	the profit and	measured at	financial
	loss	amortised costs	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Financial liabilities at 31st December, 2006
Accounts payable	—	2,299,267	—	2,299,267
Accounts payable to affiliated companies	—	983,293	—	983,293

	Liabilities at fair	Financial
	value through	liabilities	Other
	the profit and	measured at	financial
	loss	amortised costs	liabilities	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Notes payable	—	2,141,947	—	2,141,947
Notes payable to affiliated companies	—	37,288	—	37,288
Other payables	—	403,040	—	403,040
Dividends payable	—	3,297	—	3,297
Short-term bank borrowings	—	—	500,000	500,000
Advances from affiliated companies	—	135,095	—	135,095
Convertible bonds	1,547,070	—	—	1,547,070

	1,547,070	6,003,227	500,000	8,050,297

6.	TURNOVER, REVENUE AND SEGMENT INFORMATION

Turnover represents the invoiced value of goods, net of consumption tax, discounts and returns. Turnover and revenue recognised by category are as follows:

	2007	2006
	RMB’000	RMB’000

Turnover
Sale of minibuses and automotive components	5,394,302	5,294,625
Sale of sedans	8,754,847	5,190,129

	14,149,149	10,484,754

Other revenue
Subsidy income	140,081	50,176
Others	229,111	240,990

	369,192	291,166

Interest income (Note 8)	125,470	90,738

	14,643,811	10,866,658

In accordance with the Group’s internal financial reporting requirements, the Group determines that business segments be presented as the only reporting format.
The Group operates in the PRC under the following three main business segments:
(1)	the manufacture and sale of minibuses and automotive components;

(2)	the manufacture and sale of Zhonghua sedans; and

(3)	the manufacture and sale of BMW sedans.

Business segments — 2007

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,729,289	8,754,847	—	14,484,136
Intersegment sales	(334,987)	—	—	(334,987)

Segment sales to external customers	5,394,302	8,754,847	—	14,149,149

Segment results	265,955	135	—	266,090
Unallocated costs net of unallocated income				(66,998)

Operating profit				199,092
Interest income				125,470
Finance costs, net				(123,323)
Change in fair value of embedded conversion option of convertible bonds				(181,933)
Share of results of:
Associates	(246)	37,863	—	37,617
Jointly controlled entities	12,417	—	142,227	154,644

Profit before taxation				211,567
Taxation				(45,208)

Profit for the year				166,359

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	6,848,123	8,292,275	—	15,140,398
Interests in associates	13,840	369,589	—	383,429
Interests in jointly controlled entities	328,032	—	881,987	1,210,019
Unallocated assets				136,081

Total assets				16,869,927

Segment liabilities	3,506,376	5,337,790	—	8,844,166
Unallocated liabilities				1,766,362

Total liabilities				10,610,528

Other disclosures:
Capital expenditure	135,290	569,187	—	704,477
Depreciation of property, plant and equipment	207,216	383,943	—	591,159
Amortisation of land lease prepayments	2,254	1,185	—	3,439
Amortisation of intangible assets	14,657	123,984	—	138,641
Impairment losses on property, plant and equipment	—	836	—	836

Business segments — 2006

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	5,533,953	5,190,129	—	10,724,082
Intersegment sales	(239,328)	—	—	(239,328)

	5,294,625	5,190,129	—	10,484,754

Segment results	239,718	(750,827)	—	(511,109)
Unallocated costs net of unallocated income				(37,886)

Operating loss				(548,995)
Interest income				90,738
Finance costs, net				(201,282)
Change in fair value of embedded conversion option of convertible bonds				(73,202)
Share of results of:
Associates	(266)	50,184	—	49,918
Jointly controlled entities	(7,290)	—	106,692	99,402
Impairment loss on goodwill in a jointly controlled entity	(73,343)	—	—	(73,343)

Loss before taxation				(656,764)
Taxation				(47,879)

Loss for the year				(704,643)

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment assets	5,847,712	5,291,807	—	11,139,519
Interests in associates	14,087	352,563	—	366,650
Interests in jointly controlled entities	315,846	—	708,170	1,024,016
Unallocated assets				2,333,006

Total assets				14,863,191

Segment liabilities	2,139,575	3,095,067	—	5,234,642
Unallocated liabilities				3,603,409

Total liabilities				8,838,051

Other disclosures:
Capital expenditure	60,363	323,335	—	383,698
Depreciation of property, plant and equipment	223,233	375,708	—	598,941
Amortisation of land lease prepayments	2,485	1,573	—	4,058

	Manufacture and
	sale of minibuses	Manufacture and
	and automotive	sale of Zhonghua	Manufacture and
	components	sedans	sale of BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Amortisation of intangible assets	7,895	137,623	—	145,518
Impairment losses on property, plant and equipment	17,362	11,798	—	29,160
Impairment loss on goodwill in a jointly controlled entity	73,343	—	—	73,343
7.	OPERATING PROFIT (LOSS)

Operating profit (loss) is stated after charging and crediting the following:

			2007	2006
	Note		RMB’000	RMB’000

Charging:

Staff costs	12	(a)	531,475	427,471
Amortisation of intangible assets (a)	14		138,641	145,518
Amortisation of land lease prepayments	18		3,439	4,058
Impairment losses on property, plant and equipment (b)	16		836	29,160
Depreciation of property, plant and equipment	16		591,159	598,941
Cost of inventories			13,145,415	9,918,696
Provision for inventories			60,461	184,358
Provision for doubtful debts:
— accounts receivable			83	14,456
— other receivables			5,483	13,816
Auditors’ remuneration			4,886	5,181
Research and development costs (b)			24,060	81,388
Training expenses			1,112	1,453
Operating lease charges in respect of:
— land and buildings			16,690	14,697
— machinery and equipment			458	377
Exchange loss, net (c)			32,213	1,058
Loss on disposal of an associate			—	709

		2007	2006
	Note	RMB’000	RMB’000
Write off of property, plant and equipment		4,198	8,251

Crediting:

Gain on buy back of convertible bonds due 2008		—	6,910
Gain on disposal of an associate		—	384
Gain on disposal of property, plant and equipment, net		2,428	3,055
Gain on disposal of land lease prepayments		1,399	—
Gross rental income from land and buildings		14,384	34,863
Write back of provision for inventories sold		190,646	163,094
Write back of provision for doubtful debts:
— accounts receivable		18	—
— other receivables		279	76

(a)	amortisation of intangible assets in relation to production was included in cost of sales; amortisation of intangible assets for other purposes was included in general and administrative expenses.

(b)	included in general and administrative expenses.

(c)	included in other operating expenses.
8.	INTEREST INCOME

	2007	2006
	RMB’000	RMB’000

Interest income from:
— bank deposits	125,470	82,104
— deposits placed with an agent for buy back of convertible bonds due 2008	—	8,634

	125,470	90,738

9.	FINANCE COSTS, NET

	2007	2006
	RMB’000	RMB’000

Interest expenses on:
— bank loans wholly repayable within one year	28,750	30,841
— discounted bank guaranteed notes	60,777	67,759
— amortised redemption premium on convertible bonds	135,482	126,836
— sale and lease back arrangement (Note 16(b))	16,100	16,748

	241,109	242,184

	2007	2006
	RMB’000	RMB’000
Less: interest expense capitalised in construction-in-progress at a rate of 4.9% (2006: 3.3%) per annum	(5,533)	(6,766)

	235,576	235,418
Less: exchange gain on translation of convertible bonds	(112,253)	(34,136)

	123,323	201,282

10.	TAXATION

Taxation on profits arose in the PRC has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the jurisdictions in which the Group operates.
The taxation charged to the consolidated income statement represents:

	2007	2006
	RMB’000	RMB’000
Current tax
PRC enterprise income tax
Current year	32,535	33,913
Under provision in prior years	12,673	13,966

Total income tax expense in the consolidated income statement	45,208	47,879

Reconciliation between tax expense and accounting profit (loss) using the weighted average taxation rate of the companies within the Group is as follows:

	2007	2006
	RMB’000	RMB’000

Profit (Loss) before taxation	211,567	(656,764)

Calculated at a weighted average statutory taxation rate in the PRC of 66.10% (2006: 2.36%)	139,850	(15,478)
Effect of tax holiday	(56,425)	(41,952)
Non-taxable income net of expenses not deductible for taxation purpose	(31,680)	(8,703)
Unrecognised temporary differences	(1,787)	131,801
Utilisation of previously unrecognised tax losses	(17,423)	(31,755)
Under provision in prior years	12,673	13,966

Tax expense for the year	45,208	47,879

Income Tax

The Company was incorporated under the laws of Bermuda and has received an undertaking from the Ministry of Finance in Bermuda pursuant to the provisions of the Exempted Undertakings Tax Protection Act, 1966, which exempts the Company and its shareholders, other than shareholders ordinarily residing in Bermuda, from any Bermuda taxes computed on profit, income or any capital asset gain or appreciation, or any tax in the nature of estate duty or inheritance tax, at least until year 2016.

No provision for Hong Kong profits tax has been made to the Company as the Company has no estimated assessable profits for the year.

The subsidiaries are subject to state and local enterprise income taxes in the PRC at their respective tax rates, based on the taxable income reported in their statutory financial statements in accordance with the relevant state and local enterprise income tax laws applicable.

Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”) is subject to state and local enterprise income taxes in the PRC at standard rates of 15% and 3% respectively in accordance with enterprise income tax laws applicable to Sino-foreign equity joint venture enterprises. Shenyang Automotive is exempted from local enterprise income tax of 3% as it was designated as a “Technologically-Advanced Enterprise”. As a result, the effective enterprise income tax rate for Shenyang Automotive for the year ended 31st December, 2007 was 15% (2006: 15%).

Ningbo Yuming Machinery Industrial Co., Ltd. (“Ningbo Yuming”) and Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”) are subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Pursuant to the relevant income tax laws in the PRC, the applicable state and local enterprise income tax rates were reduced to 15% and 1.5%, respectively. As a result, the effective enterprise income tax rate for Ningbo Yuming and Ningbo Ruixing for the year ended 31st December, 2007 was 16.5% (2006: 16.5%).

Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”) and Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Dongxing Automotive”) are subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. Xing Yuan Dong and Dongxing Automotive received official designation by the local tax authority as a “New and Technologically-Advanced Enterprise” and a foreign-invested enterprise engaged in manufacturing activities. As a result, the effective enterprise income tax rate for Xing Yuan Dong and Dongxing Automotive for the year ended 31st December, 2007 was 18% (2006: 16.5%).

Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”) is subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In 2001, Mianyang Ruian received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. In 2004, Mianyang Ruian was also designated as an “encouraged industries under Catalogue for the Guidance of Foreign Investment Industries” and located in the Western area of the PRC. Pursuant to the relevant income tax laws in the PRC, from 2004 to 2010, the applicable state income tax rate for Mianyang Ruian is 15%. As a result, the effective tax rate for Mianyang Ruian for the year ended 31st December, 2007 was 18% (2006: 18%).

Shenyang ChenFa Automobile Component Co., Ltd. (“Shenyang ChenFa”) is subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively in accordance with enterprise income tax laws applicable. In 2005, Shenyang ChenFa received official designation by the local tax authority as a foreign-invested enterprise engaged in manufacturing activities. Pursuant to the relevant income tax laws in the PRC, Shenyang ChenFa is exempted from state enterprise income tax for two years starting from the first profitable year in 2004 followed by 50% reduction of state enterprise income tax for the next three years. In addition, Shenyang ChenFa is also exempted from local enterprise income tax for the five-year period. As a result, the effective tax rate for Shenyang ChenFa for the year ended 31st December, 2007 was 7.5% (2006: 7.5%).

Other principal subsidiaries operating in the PRC are subject to state and local enterprise income taxes in the PRC at standard rates of 30% and 3% respectively, based on the respective taxable income reported in their statutory financial statements in accordance with the relevant state and local enterprise income tax laws applicable to foreign- invested enterprises.

Value Added Tax (“VAT”) and Consumption Tax

The general VAT rate applicable to sales and purchases of minibuses, sedans and automotive components in the PRC is 17% (2006: 17%).

Sale of minibuses and sedans is also subject to consumption tax at standard rates of 5% to 12% in 2007 (2006: 5% to 12%).
11.	PROFIT (LOSS) ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit and loss attributable to the equity holders of the Company for 2007 and 2006, respectively includes a loss of approximately RMB5,916,000 (2006: RMB616,404,000) which has been dealt with in the financial statements of the Company.

12.	STAFF COSTS AND DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS
(a)	Staff costs

	2007	2006
	RMB’000	RMB’000

Wages, salaries and performance related bonuses	315,938	318,070
Pension costs — defined contribution plans	75,630	36,126
Staff welfare costs	107,664	61,994
Share-based payments	32,243	11,281

	531,475	427,471

(b)	Executive directors’ and non-executive directors’ emoluments

The amounts of emoluments paid and payable to the directors of the Company during 2007 are as follows:

		Salaries	Pension scheme
	Fee	and other benefits	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2007
Executive directors
Mr. Wu Xiao An	—	4,590	12	4,602
Mr. Qi Yumin	—	2,009	—	2,009
Mr. He Guohua	—	1,071	—	1,071
Mr. Wang Shiping	—	1,074	—	1,074
Mr. Lei Xiaoyang	—	1,074	—	1,074

	—	9,818	12	9,830

Non-executive directors
Mr. Xu Bingjin	98	—	—	98
Mr. Song Jian	98	—	—	98
Mr. Jiang Bo	98	—	—	98

	294	—	—	294

	294	9,818	12	10,124

In addition, during the year, the details of the share options granted by the Company to its executive directors which form part of their emoluments are as follows:

		Fair value of share options
Name of directors	Number of share options	RMB’000

Mr. Wu Xiao An	10,000,000	6,045
Mr. Qi Yumin	9,000,000	5,440
Mr. He Guohua	3,000,000	1,814
Mr. Wang Shiping	3,000,000	1,814
Mr. Lei Xiaoyang	3,000,000	1,814

		Fair value of share options
Name of directors	Number of share options	RMB’000
	28,000,000	16,927

Details of the share options are set out in note 36(c) to the financial statements.

The aggregate amounts of emoluments paid and payable to the directors of the Company during 2006 are as follows:

		Salaries and other	Pension scheme
	Fee	benefits	contributions	Total
	RMB’000	RMB’000	RMB’000	RMB’000

2006
Executive directors
Mr. Wu Xiao An	—	4,484	12	4,496
Mr. Qi Yumin	—	2,466	—	2,466
Mr. He Guohua	—	1,470	—	1,470
Mr. Wang Shiping	—	1,233	—	1,233
Mr. Lei Xiaoyang	—	1,233	—	1,233

	—	10,886	12	10,898

Non-executive directors
Mr. Wu Yong Cun (retired on 23rd June, 2006)	152	—	—	152
Mr. Xu Bingjin	103	—	—	103
Mr. Song Jian	103	—	—	103
Mr. Jiang Bo	103	—	—	103

	461	—	—	461

	461	10,886	12	11,359

In addition, during the year, the details of the share options granted by the Company to its executive directors which form part of their emoluments are as follows:

		Fair value of share options
Name of directors	Number of share options	RMB’000

Mr. Wu Xiao An	8,000,000	2,806
Mr. Qi Yumin	7,000,000	2,455

		Fair value of share options
Name of directors	Number of share options	RMB’000
Mr. He Guohua	3,000,000	1,052
Mr. Wang Shiping	3,000,000	1,052
Mr. Lei Xiaoyang	3,000,000	1,052

	24,000,000	8,417

During the year, no emoluments were paid to the directors as inducement to join or upon joining the Group or as compensation for loss of office (2006: Same).

No directors waived their emoluments during the year (2006: Same).

The ultimate objective of the Group’s emolument policy is to ensure that the pay levels of its employees are in line with industry practices and prevailing market conditions so as to enable the Group to attract and retain persons of high quality and experience which is essential to the success of the Group.

In determining the level of fees and other emoluments paid to directors of the Company, market rates and factors such as each director’s workload and required commitment are taken into account:
•	Remuneration of executive directors comprises basic remuneration determined with reference to their qualifications, industry experience and responsibilities within the Group and a performance-based remuneration. In determining the performance-based remuneration of executive directors, regard is given to the Company’s corporate goals and objectives set by the board from time to time and the performance and contribution of the individual to the Group’s overall performance.

•	Non-executive directors are compensated with reference to their qualifications, expertise and experience and the amount of time allocated to the affairs of the Group.

•	Independent non-executive directors are compensated with reference to the level of compensation awarded to independent non-executive directors by other companies listed on the SEHK; the responsibilities assumed by such independent non-executive directors; complexity of the automobile industry and the business of the Group; goodwill and reputational value brought to the Group by the relevant independent non-executive director.
During the process of consideration, no individual director is involved in decisions relating to his own remuneration.
(c)	Five highest paid individuals

Details of emoluments paid to the five highest paid individuals (including directors and other employees) are as follows:

	2007	2006
	RMB’000	RMB’000

Salaries and other benefits	8,960	10,288
Performance related bonus	858	598
Contributions to pension schemes	12	12
Share-based payments	16,927	8,417

	26,757	19,315

	2007	2006

Number of directors	5	5
Number of employees	—	—

The emoluments represent the amounts paid to or receivable by the individuals in the respective financial year, which include the benefits derived from the share options granted (Note 36(c)).

During the year, no emoluments were paid to the five highest paid individuals as inducement to join or upon joining the Group or as compensation for loss of office (2006: same).
13.	EARNINGS (LOSS) PER SHARE

The calculation of basic earnings and loss per share for 2007 and 2006 respectively is based on the profit attributable to equity holders of the Company of approximately RMB97,086,000 (2006: loss attributable to equity holders of RMB398,422,000), divided by weighted average of 3,669,022,000 shares (2006: 3,668,391,000 shares) outstanding during the year calculated as follows.

	Number of shares
	2007	2006
	’000	’000

Issued ordinary shares at 1st January,	3,668,391	3,668,391
Effect of share options exercised	631	—

Weighted average number of ordinary shares at 31st December	3,669,022	3,668,391

Diluted earnings per share for 2007 is based on the same profit attributable to equity holders of the Company of approximately RMB97,086,000 as used in calculating basic profit per share and weighted average number of ordinary shares of 3,679,573,000 which is the 3,669,022,000 weighted average number of ordinary shares calculated under basic profit per share plus the weighted average number of 10,551,000 shares deemed issued under the Company’s share option scheme. The effect of deemed conversion of convertible bonds is not considered in the calculation of diluted earnings per share as the effect is anti-dilutive in 2007.
Diluted per share figure for 2006 is not considered as the effect of both deemed conversion of convertible bonds and deemed issue of the potential ordinary shares from exercising the Company’s share option is anti-dilutive.

14.	INTANGIBLE ASSETS
The Group

		Acquired sedan
	Minibus	design &	Sedan	Engine
	development	technology	development	development
	costs	rights	costs	costs	Others	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
	(Note a)	(Note b)	(Note c)	(Note d)

Cost
As at 1st January, 2006	—	1,501,100	339,848	205,338	20,623	2,066,909
Additions	—	—	68,925	63,708	17,610	150,243

As at 31st December, 2006	—	1,501,100	408,773	269,046	38,233	2,217,152

As at 1st January, 2007	—	1,501,100	408,773	269,046	38,233	2,217,152
Additions	63,437	—	156,995	162,873	7,176	390,481

As at 31st December, 2007	63,437	1,501,100	565,768	431,919	45,409	2,607,633

Accumulated amortisation and impairment losses
As at 1st January, 2006	—	1,104,815	156,000	—	8,007	1,268,822
Amortisation	—	122,806	12,278	6,329	4,105	145,518

As at 31st December, 2006	—	1,227,621	168,278	6,329	12,112	1,414,340

As at 1st January, 2007	—	1,227,621	168,278	6,329	12,112	1,414,340
Amortisation	747	109,165	11,440	13,626	3,663	138,641

As at 31st December, 2007	747	1,336,786	179,718	19,955	15,775	1,552,981

Net book value
As at 31st December, 2007	62,690	164,314	386,050	411,964	29,634	1,054,652

As at 31st December, 2006	—	273,479	240,495	262,717	26,121	802,812

Notes:

(a)	Minibus development costs represent costs of development of new models of minibuses.

(b)	Acquired sedan design and technology rights represent acquired rights, titles and interests in certain design and engineering agreements and technical assistance agreements in relation to Zhonghua sedans with cost of RMB681,100,000 (2006: RMB681,100,000) and carrying value of RMB70,972,000 (2006: RMB123,400,000). Components and parts technology rights represent rights, titles and interests in the interior design of the components and spare parts of Zhonghua sedans with cost of RMB820,000,000 (2006: RMB820,000,000) and carrying value of RMB93,342,000 (2006: RMB150,079,000).

(c)	Sedan development costs represent costs of development of new models of Zhonghua sedans.

(d)	Engine development costs represent the costs incurred in developing the Group’s first own engine. The costs include fees for design and development of the engine paid to FEV Motorentechnik GmbH, an internationally-recognised leader in the design and development of internal combustion engines, as well as self-incurred development costs.

(e)	Although a profit was derived in 2007 for the manufacture and sale of Zhonghua sedans, the operation had suffered continuing losses in previous years. The Group has assessed the recoverable amounts of the assets in relation to Zhonghua sedans (mainly include property, plant and equipment and intangible assets) on the basis of value in use calculation. Since it is the Group’s plan to install the self-developed engine (as mentioned in (d) above) in Zhonghua sedans, its recoverable amount is assessed together with the Zhonghua sedans. Based on the value in use calculation, no further impairment on these intangible assets is required.

The value in use calculation is based on cash flow projections covering a 5-year period as approved by management. The cash flow projections are determined on the basis of past performance and management’s expectations for market developments. There have been a number of assumptions used in estimating the recoverable amounts of the relevant assets. Key assumptions include an estimated sales volume of approximately 145,000 units in 2008 (included 20,000 units of Zhonghua sedans installed with the self-developed engine), and thereafter projected by an average annual growth rate of 20%, as well as a discount rate of 9% to reflect the risks involved. Judgement is required to determine the key assumptions adopted in the cash flow projections and changes in the key assumptions can significantly affect these cash flow projections.
The Company
The intangible assets of the Company represent engine design fees and development costs paid.
15.	GOODWILL

	2007	2006
	RMB’000	RMB’000

Cost, net of accumulated amortisation
As at 1st January, and 31st December,	345,529	345,529

Accumulated impairment losses
As at 31st December,	(50,000)	(50,000)

Net book value
As at 31st December,	295,529	295,529

The details of impairment test on goodwill allocated to the respective cash generating units are set out in note 22.

16.	PROPERTY, PLANT AND EQUIPMENT
The Group

			Furniture,
		Machinery	fixtures and	Motor
	Buildings	and equipment	office equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost
As at 1st January, 2006	1,255,426	4,079,464	419,037	117,498	5,871,425
Additions	15,563	152,202	17,836	7,805	193,406
Transfer from construction-in- progress (Note 17)	60,694	175,579	24,107	1,156	261,536
Disposals/write-off	(95,845)	(23,665)	(3,536)	(10,326)	(133,372)
Reclassification	(1,799)	(1,099)	2,898	—	—

As at 31st December, 2006	1,234,039	4,382,481	460,342	116,133	6,192,995

As at 1st January, 2007	1,234,039	4,382,481	460,342	116,133	6,192,995
Additions	9,256	119,966	15,048	9,534	153,804
Transfer from construction-in- progress (Note 17)	19,581	87,601	20,700	1,118	129,000
Disposals/write-off	(5,392)	(80,206)	(11,763)	(4,430)	(101,791)
Reclassification	—	11,935	(11,935)	—	—

			Furniture,
		Machinery	fixtures and	Motor
	Buildings	and equipment	office equipment	vehicles	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 31st December, 2007	1,257,484	4,521,777	472,392	122,355	6,374,008

Accumulated depreciation and impairment losses
As at 1st January, 2006	260,466	1,467,793	185,686	56,022	1,969,967
Charge for the year	60,479	462,193	60,218	16,051	598,941
Eliminated on disposals/write-off	(14,179)	(8,172)	(3,128)	(7,092)	(32,571)
Reclassifications	—	(50)	50	—	—
Impairment losses	—	28,997	163	—	29,160

As at 31st December, 2006	306,766	1,950,761	242,989	64,981	2,565,497

As at 1st January, 2007	306,766	1,950,761	242,989	64,981	2,565,497
Charge for the year	56,940	460,646	57,903	15,670	591,159
Eliminated on disposals	(1,925)	(77,528)	(10,875)	(2,772)	(93,100)
Reclassifications	—	8,337	(8,262)	(75)	—
Impairment losses	—	836	—	—	836

As at 31st December, 2007	361,781	2,343,052	281,755	77,804	3,064,392

Net book value
As at 31st December, 2007	895,703	2,178,725	190,637	44,551	3,309,616

As at 31st December, 2006	927,273	2,431,720	217,353	51,152	3,627,498

Notes:

(a)	All buildings are situated in the PRC under medium term leases of not more than 50 years.

(b)	In December 2003, Shenyang Automotive transferred the legal titles and ownership of certain buildings with an aggregate net book value of approximately RMB126,140,000 (2006: RMB134,348,000) to BMW Brilliance Automotive Ltd. (“BMW Brilliance”) at a consideration of approximately RMB174,373,000 and entered into an agreement with BMW Brilliance to lease-back a substantial portion of the buildings. The agreement includes an option that BMW Brilliance can require Shenyang

Automotive to purchase back the buildings at the purchase price less depreciation upon the occurrence of certain events, including the passing of a valid resolution pursuant to the joint venture contract by the board of directors of BMW Brilliance. For financial reporting purposes, the buildings remained as assets of the Group and the full consideration received from BMW Brilliance up to 31st December, 2007 is treated as financing and reduced by the lease rental payable in future years (Note 38(i)).

These respective buildings have been pledged by BMW Brilliance to a bank for long-term bank loans granted to BMW Brilliance.
17.	CONSTRUCTION-IN-PROGRESS

	2007	2006
	RMB’000	RMB’000

As at 1st January,	233,104	454,591
Additions	152,913	40,049
Transfer to property, plant and equipment (Note 16)	(129,000)	(261,536)

As at 31st December,	257,017	233,104

18.	LAND LEASE PREPAYMENTS
The carrying value of land lease prepayments represents unamortised costs paid for land use rights in the PRC under medium term leases of not more than 50 years. The value to be amortised within the next twelve months after 31st December, 2007 amounts to RMB3,605,000 (2006: RMB4,058,000).

	2007	2006
	RMB’000	RMB’000

Cost
As at 1st January,	143,015	143,015
Additions	7,279	—
Disposals	(6,523)	—

As at 31st December,	143,771	143,015

Accumulated amortisation
As at 1st January,	22,916	18,858
Charge for the year	3,439	4,058
Eliminated on disposals	(1,304)	—

As at 31st December,	25,051	22,916

Net book value
As at 31st December,	118,720	120,099

19.	INTERESTS IN SUBSIDIARIES

	2007	2006
	RMB’000	RMB’000

Unlisted investments, at cost	4,193,288	4,193,288
Amounts due from subsidiaries:
— interest bearing (Note a)	1,656,769	1,777,929
— non-interest bearing (Note b)	1,971,531	1,891,625
Accumulated impairment losses	(700,000)	(700,000)

	7,121,588	7,162,842

Notes:

(a)	The amounts are interest-bearing at rates ranging from 5% to 7.8125% (2006: 3.875% to 5.750%) per annum, unsecured and repayable within 1 to 2 years.

(b)	The amounts are unsecured, interest-free and without fixed repayment term.
Details of the Company’s principal subsidiaries as at 31st December, 2007 were as follows:

				Percentage of
				effective equity
		Registered		interest/voting right
	Place of	capital/ issued		attributable to the
	establishment/	and fully paid		Company
Name of company	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

Shenyang Automotive	Shenyang, the PRC	US$444,160,000	Equity joint venture	51%	—	Manufacture, assembly and sale of minibuses and sedans

Ningbo Yuming	Ningbo, the PRC	US$22,500,000	Wholly foreign owned enterprise	—	100%	Manufacture and sale of automotive components

Xing Yuan Dong	Shenyang, the PRC	US$150,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Ningbo Ruixing	Ningbo, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

Mianyang Ruian	Mianyang, the PRC	US$5,000,000	Wholly foreign owned enterprise	100%	—	Manufacture and trading of automotive components

				Percentage of
				effective equity
		Registered		interest/voting right
	Place of	capital/ issued		attributable to the
	establishment/	and fully paid		Company
Name of company	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

Dongxing Automotive	Shenyang, the PRC	RMB12,000,000	Wholly foreign owned enterprise	—	100%	Manufacture and trading of automotive components and remodeling minibuses and sedans

Shenyang Jindong Development Co., Ltd.	Shenyang, the PRC	RMB10,000,000	Equity joint venture	—	75.5%	Trading of automotive components

Shenyang Jianhua Motors Engine Co., Ltd.	Shenyang, the PRC	RMB155,032,500	Equity joint venture	—	60.8%	Investment holding

China Brilliance Automotive Components Group Limited	Bermuda	US$12,000	Company with limited liabilities	100%	—	Investment holding

Southern State Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Beston Asia Investment Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Pure Shine Limited	British Virgin Islands	US$1	Company with limited liabilities	100%	—	Investment holding

Key Choices Group Limited	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Investment holding

Brilliance China Automotive Finance Ltd.	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Inactive

Brilliance China Finance Limited (“Brilliance Finance”)	British Virgin Islands	US$50,000	Company with limited liabilities	100%	—	Financing

Shenyang ChenFa	Shenyang, the PRC	US$8,000,000	Wholly foreign owned enterprise	100%	—	Development, Manufacture and sale of engines components

Shenyang XinJinBei Investment and Development Co., Ltd. (“SXID”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	100%	Investment holding

Shenyang JinBei Automotive Industry Holdings Co., Ltd. (“SJAI”)	Shenyang, the PRC	RMB1,500,000,000	Company with limited liabilities	—	99%	Investment holding

				Percentage of
				effective equity
		Registered		interest/voting right
	Place of	capital/ issued		attributable to the
	establishment/	and fully paid		Company
Name of company	incorporation	capital	Legal structure	Directly	Indirectly	Principal activities

Shanghai Hidea Auto Design Co., Ltd.	Shanghai, the PRC	US$2,000,000	Equity joint venture	—	63.25%	Design of automotive

Shenyang Brilliance Power Train Machinery Co., Ltd.	Shenyang, the PRC	US$29,900,000	Equity joint venture	49%	26.01%	Manufacture and sale of power train
Except for the subsidiaries incorporated in Bermuda and the British Virgin Islands which principally operate in Hong Kong, all other subsidiaries principally operate in the PRC.
20.	INTERESTS IN ASSOCIATES

	2007	2006
	RMB’000	RMB’000

Share of net assets other than goodwill	356,775	339,996
Goodwill, net of accumulated amortisation	26,654	26,654

	383,429	366,650

Details of the Group’s associates as at 31st December, 2007 were as follows:

				Percentage of
		Registered		effective equity
	Place of principal	capital/ issued and		interest/voting
	operations and	paid up		right held
Name of company	establishment	capital	Legal structure	indirectly	Principal activities

Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd. (“Shenyang Aerospace”) (Note)	Shenyang, the PRC	RMB738,250,000	Equity joint venture	12.77%	Manufacture and sale of automotive engines

Shenyang JinBei Vehicle Dies Manufacturing Co., Ltd.	Shenyang, the PRC	RMB29,900,000	Equity joint venture	48%	Manufacture and sale of automotive components

Note:	The Group has effective equity interest of 12.77% in Shenyang Aerospace through 21% equity interest jointly held by Xing Yuan Dong and Shenyang Automotive. On 29th September, 2005, the Group entered into an agreement with a shareholder of Shenyang Aerospace to dispose of 2% of the Group’s interest in Shenyang Aerospace for a cash consideration of RMB50 million. The disposal is yet to be completed as at the date of these financial statements upon the approval of respective local government.

Combined financial information of the associates for the year ended 31st December, 2007 is summarised as follows:

	2007	2006
	RMB’000	RMB’000

Non-current assets	1,796,883	1,906,025
Current assets	838,123	889,889
Current liabilities	(433,145)	(634,616)
Non-current liabilities	(540,000)	(580,000)

Net assets	1,661,861	1,581,298

Turnover	2,225,332	2,113,735

Net profit	180,563	192,279

Net profit attributable to the Group	37,617	49,918

21.	INTERESTS IN JOINTLY CONTROLLED ENTITIES

	2007	2006
	RMB’000	RMB’000

Share of net assets other than goodwill	1,135,748	949,745

Goodwill, net of accumulated amortisation	326,644	326,644
Accumulated impairment losses (Note)	(252,373)	(252,373)

	74,271	74,271

	1,210,019	1,024,016

Note:	The amount represents impairment loss on goodwill relating to Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (Note 22).

Details of the Group’s jointly controlled entities as at 31st December, 2007 were as follows:

				Percentage of
		Registered		effective equity
	Place of principal	capital/ issued		interest/voting
	operations and	and	Legal	right held
Name of company	establishment	paid up capital	structure	indirectly	Principal activities

Mianyang Xinchen Engine Co. Ltd. (“Mianyang Xinchen”) (Note)	Mianyang, the PRC	US$24,120,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

Shenyang Xinguang Brilliance Automobile Engine Co., Ltd. (“Xinguang Brilliance”)	Shenyang, the PRC	US$7,220,000	Equity joint venture	50%	Manufacture and sale of automotive engines for minibuses and light duty trucks

BMW Brilliance	Shenyang, the PRC	US$174,000,000	Equity joint venture	50%	Manufacture and sale of BMW sedans

Note:	On 7th August, 2006, the Group entered into an agreement with an independent third party to dispose of 3.5% of the Group’s interest in Mianyang Xinchen for a cash consideration of approximately RMB16.4 million. The disposal is yet to be completed as at the date of these financial statements upon the approval of the respective local government.
The financial information of BMW Brilliance for the year as shared by the Group based on its financial statements audited by certified public accountants other than Grant Thornton are as follows:

	2007	2006
	RMB’000	RMB’000

Non-current assets	1,145,355	923,396
Current assets	2,738,330	2,608,344
Current liabilities	(2,556,706)	(2,463,263)
Non-current liabilities	(435,000)	(350,000)

Net assets	891,979	718,477

Income	6,146,785	4,031,262
Expenses	(6,004,558)	(3,924,570)

	142,227	106,692

Combined financial information of other jointly controlled entities for the year as shared by the Group is summarised as follows:

	2007	2006
	RMB’000	RMB’000

Non-current assets	167,393	127,243
Current assets	512,127	417,185
Current liabilities	(424,491)	(302,065)
Non-current liabilities	(739)	(490)

Net assets	254,290	241,873

Income	524,993	445,281
Expenses	(512,576)	(452,571)

Net profit (loss) attributable to the Group	12,417	(7,290)
Impairment loss on goodwill (Note 22)	—	(73,343)

	12,417	(80,633)

22.	IMPAIRMENT OF GOODWILL
(a)	Subsidiaries

Goodwill in subsidiaries has been allocated to the “Manufacture and sale of minibuses and automotive components” cash generating unit (“CGU”).

The recoverable amount is determined by value in use calculation which is based on cash flow projections covering a 5-year period as approved by management.

The cash flow projections are determined on the basis of past performance and management’s expectations for market developments. There have been a number of assumptions used in estimating the recoverable amounts of the relevant assets. Key assumptions include an estimated sales volume of approximately 90,000 units of minibuses in 2008, and thereafter projected by an average annual growth rate of 8.2%, as well as a discount rate of 9% to reflect the risks involved. Judgement is required to determine the key assumptions adopted in the cash flow projections and changes in the key assumptions can significantly affect these cash flow projections.

Although the carrying amount of goodwill allocated to the CGU based on the above assessment is considered at least as high as its recoverable amount, any adverse change in the assumptions used in the calculation of recoverable amount may lead to recognition of additional impairment loss of goodwill.

(b)	An associate and a jointly controlled entity

Goodwill in the associate and jointly controlled entity is included in the carrying amount of the Group’s interests in the associate and the jointly controlled entity, which belong to the “Manufacture and sale of Zhonghua sedans” CGU and “Manufacture and sale of minibuses and automotive components” CGU respectively. At 31st December, 2007, after the application of the equity method to account for the Group’s investments in the associate and the joint controlled entity, there was no indication of impairment (2006: impairment loss of RMB73,343,000).
23.	PREPAYMENTS FOR A LONG-TERM INVESTMENT

On 29th December, 2003, SJAI (a 99% indirectly-owned subsidiary of the Company) and SXID (an indirectly wholly- owned subsidiary of the Company) entered into agreements with the sellers in relation to the acquisition of the entire equity interests of Shenyang Automobile Industry Asset Management Company Limited (“SAIAM”) and Shenyang XinJinBei Investment Co., Ltd. (“SXI”), respectively (the “Acquisitions”). SAIAM owns 24.38% while SXI owns 8.97% of the equity interest in Shenyang JinBei Automotive Company Limited (“JinBei”), a company listed on the Shanghai Stock Exchange. The consideration for the Acquisitions was RMB600 million, which was determined after arm’s length negotiations between the parties by taking into account the respective financial position of SAIAM and SXI.

Although the Acquisitions have been approved by State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation on Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the Acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the issued share capital of JinBei.

As at 31st December, 2007 and 2006, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment. The directors have assessed the fair value of the underlying shares of JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

24.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	2007	2006
	RMB’000	RMB’000

Equity investments
Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value	21,991	19,598

	26,129	23,736

The unlisted equity investments are stated at cost less provision for impairment as they do not have a quoted market price in an active market. The directors are of the opinion that the carrying amounts of the unlisted equity investments approximate their fair value.
25.	PLEDGED SHORT-TERM BANK DEPOSITS

Pledged short-term bank deposits as at 31st December, 2007 were pledged for the following purposes.

	2007	2006
	RMB’000	RMB’000

Issue of bank guaranteed notes to trade creditors (Note)	1,757,985	1,207,209
Bank loans granted to JinBei (Note 41(a))	213,680	312,260
Bank loans granted to the Group	—	105,680

	1,971,665	1,625,149

Note: In addition to short-term bank deposits, as at 31st December, 2007, the Group also pledged bank guaranteed notes receivable from third parties and affiliated companies of approximately RMB223 million (2006: RMB233 million) for issue of bank guaranteed notes.
26.	INVENTORIES

	2007	2006
	RMB’000	RMB’000

Raw materials	842,503	717,933
Work-in-progress	226,944	174,796
Finished goods	1,469,677	654,390

	2,539,124	1,547,119
Less: provision for inventories	(70,091)	(200,276)

	2,469,033	1,346,843

As at 31st December, 2007, the carrying amount of inventories that were stated at net realisable value amounted to approximately RMB133.0 million (2006: RMB441.6 million).
27.	ACCOUNTS RECEIVABLE

An aging analysis of accounts receivable is set out below:

	2007	2006
	RMB’000	RMB’000

Less than six months	619,157	588,458
Between six months to one year	84,884	34,642
Above one year but less than two years	97,111	7,226
Above two years	66,923	64,655

	868,075	694,981
Less: provision for doubtful debts	(62,888)	(62,823)

	805,187	632,158

A substantial amount of the accounts receivable is denominated in Renminbi. The Group’s credit policy is set out in note 5(i).
Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivable directly.
The movement in allowance for doubtful debts for accounts receivable during the year, including both specific and collective loss components, is as follows:

	2007	2006
	RMB’000	RMB’000

At 1 January,	62,823	48,367
Impairment loss recognised	83	14,456
Write-back of previously recognised impairment loss	(18)	—

At 31 December,	62,888	62,823

The provision for doubtful debts is in respect of accounts receivables that were individually determined to be impaired. The individual impaired accounts receivables related to customers that were in financial difficulties and management assessed that the impaired amounts will not be recoverable. Consequently, specific allowance for doubtful debts of full amounts of the impaired receivables was recognised. The Group does not hold any collateral over these balances.
The aging analysis of the Group’s accounts receivable that are past due but neither individually nor collectively considered to be impaired are as follows:

	2007	2006
	RMB’000	RMB’000

Less than six months	102,674	91,173
Between six months to one year	84,884	24,641
Above one year but less than two years	87,111	7,226
Above two years	14,035	11,832

	288,704	134,872

Accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. These balances were either settled subsequent to 31st December 2007 up to the date of these financial statements or based on past experience, management believes that no impairment allowance is necessary in respect of the remaining unsettled balances as there has not been a significant change in credit quality and balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

28.	NOTES RECEIVABLE

All notes receivable are denominated in Renminbi and are primarily notes received from customers for settlement of accounts receivable balances. As at 31st December, 2007, all notes receivable were guaranteed by established banks in the PRC with maturities of less than six months from 31st December, 2007 (2006: Same).

29.	OTHER RECEIVABLES

	2007	2006
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	16,386	36,727
Others	262,488	169,015

	578,874	505,742
Less: provision for doubtful debts	(87,637)	(82,725)

	491,237	423,017

All other receivables are denominated in Renminbi.
Note: The amount represents an advance to SAIAM which will become a subsidiary of the Group after the completion of the acquisition of SAIAM as detailed in note 23.
The movement in allowance for doubtful debts for other receivable during the year, including both specific and collective loss components, is as follows:

	2007	2006
	RMB’000	RMB’000

At 1 January,	82,725	78,003
Impairment loss recognised	5,483	13,816
Write-back of previously recognised impairment loss	(279)	(76)
Uncollectible amounts written off	(292)	(9,018)

At 31 December,	87,637	82,725

At as 31st December, 2007, the Group’s other receivables of RMB74,254,000 (2006: RMB69,380,000) was individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that the impaired amounts will not be recoverable. Consequently, specific allowance for doubtful debts of full amounts of the impaired receivables was recognised. The Group does not hold any collateral over these balances.

30.	ACCOUNTS PAYABLE

An aging analysis of accounts payable is set out below:

	2007	2006
	RMB’000	RMB’000

Less than six months	3,372,186	2,265,630
Between six months to one year	18,628	12,714
Above one year but less than two years	11,895	10,582
Above two years	19,182	10,341

	3,421,891	2,299,267

Accounts payable with balances denominated in currencies other than Renminbi are considered not significant.
31.	SHORT-TERM BANK BORROWINGS

All bank borrowings at 31st December, 2007 are unsecured (2006: RMB100,000,000 of the bank borrowings were secured by short-term deposits of RMB105,680,000), interest-bearing at rates ranging from 6.73% to 8.02% per annum (2006: 5.58% to 6.12% per annum) and repayable from 26th January, 2008 to 18th October, 2008.

32.	CONVERTIBLE BONDS

	2007	2006
	RMB’000	RMB’000

Liability component
At 1st January,	1,395,422	—
Fair value at inception	—	1,379,287
Issuing costs	—	(28,856)
Amortisation	135,483	76,081
Gain on foreign currency translation	(95,248)	(31,090)

At 31st December,	1,435,657	1,395,422

Fair value of embedded conversion option At 1st January,	151,648	—
Fair value at inception	—	81,492
Changes in fair value	181,933	73,202
Gain on foreign currency translation	(17,005)	(3,046)

	2007	2006
	RMB’000	RMB’000
At 31st December,	316,576	151,648

Carrying value at 31st December,	1,752,233	1,547,070

On 7th June, 2006, the Group, through a wholly-owned subsidiary, Brilliance Finance, issued zero coupon guaranteed convertible bonds with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million). The convertible bonds are listed on the Singapore Exchange Securities Trading Limited.
The convertible bonds are convertible into fully paid ordinary shares of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6th July, 2006, and up to and including 8th May, 2011, unless the convertible bonds have previously been redeemed or previously have matured.
Conversion price reset
If the average of the closing price (the “Average Market Price’’) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the 10th March, 2007 reset date) and 75% (for the 10th March, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds could be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.
Redemption
The convertible bonds will mature on 7th June, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds is redeemable at the option of Brilliance Finance at the early redemption amount (calculated at principal amount of the convertible bonds plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after 7th June, 2008 and prior to 7th June, 2009, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds divided by the conversion price);

(ii)	on or at any time after 7th June, 2009 and prior to 8th May, 2011, if the closing price of the shares of the Company on the SEHK for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or

(iii)	at any time, if more than 90% in principal amount of the convertible bonds has been converted, redeemed or purchased and cancelled.

Unless previously converted, redeemed or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on 7th June, 2011.
The convertible bonds may be redeemed in whole but not in part at the option of the relevant holders on 7th June, 2009 at 122.926% of their principal amount. The convertible bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading in the SEHK.
The convertible bonds contain a liability component and an embedded conversion option, which are required to be accounted for separately in accordance with HKAS 39.
Fair value of the embedded conversion options is provided by professional valuers using the Black-Scholes option pricing model. Key assumptions used in estimating the fair value include (1) the conversion price will not be adjusted or reset, and remains at HK$1.93 per share throughout the life of the convertible bonds; and (2) the bondholders will not exercise their rights to require Brilliance Finance to redeem the convertible bonds at 122.926% of the principal amount on the third anniversary of 7th June, 2009.
During the year, the loss on fair value changes on the embedded conversion option amounted to approximately RMB181.9 million (2006: RMB73.2 million).
The fair value of the liability component as at 31st December, 2007 was approximately US$203,777,000 (2006: US$181,293,000) (equivalent to approximately RMB1,490,445,000 (2006: RMB1,417,258,000)).
The fair value of the liability component, included in the convertible bonds, was calculated using a market interest rate for an equivalent non-convertible bond.
33.	ADVANCES FROM A SUBSIDIARY

Advances from a subsidiary are unsecured, interest-free and expected not to be repaid within the next twelve months from 31st December, 2007. The advances were used to finance certain subsidiaries of the Company.

34.	DEFERRED TAXATION

Deferred taxation are calculated in full on temporary differences under the liability method on balance sheet approach using the principal taxation rate of the relevant entities within the Group.

As at 31st December, 2007, the Group has unrecognised temporary deductible differences and tax losses of approximately RMB1,755,261,000 (2006: RMB1,767,174,000) and RMB848,318,000 (2006: RMB964,474,000), respectively, available to offset against future taxable profits. The unrecognised temporary differences have no expiry date under current legislation but the unrecognised tax losses of RMB238,083,000 (2006: RMB354,239,000) and RMB610,235,000 (2006: RMB610,235,000) will expire in year 2009 and 2010, respectively.

35.	RETIREMENT PLAN AND EMPLOYEES’ BENEFITS

As stipulated by the regulations of the PRC, the Group participates in various defined contribution retirement plans organised by municipal and provincial governments for its employees. The Group is required to make contributions to the retirement plans at rates ranging from 19% to 23% (2006: 19% to 23%)

of salaries, bonuses and certain allowances of the employees. A member of the plan is entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above.
The Group’s Hong Kong employees are covered by the mandatory provident fund which is managed by an independent trustee. The Group and its Hong Kong employees each makes monthly mandatory contributions to the scheme at 5% of the employees’ salary with the maximum amount of HK$1,000 by the Group and the employees per month. The retirement benefit scheme cost charged to the income statement represents contributions payable by the Group to the fund.
The Group’s contributions for staff in Hong Kong and the PRC for the year ended 31st December, 2007 were approximately RMB75.6 million (2006: RMB36.1 million).
36.	SHARE CAPITAL AND SHARE OPTIONS
(a)	Share capital

	2007			2006
	Number of shares	Amount		Number of shares	Amount
	’000	’000		’000	’000

Authorised:
Ordinary shares of US$0.01 each	8,000,000	US$	80,000	5,000,000	US$	50,000

Issued and fully paid:
Ordinary shares of US$0.01 each
As at 1st January,	3,668,391	RMB303,388		3,668,391	RMB303,388
Issue of new shares	1,375	RMB100		—		—

As at 31st December,	3,669,766	RMB303,488		3,668,391	RMB303,388

Increase of authorised share capital
At a special general meeting held on 12th February, 2007, shareholders of the Company approved the increase of the authorised share capital of the Company from US$50,000,000 to US$80,000,000 by the creation of an additional 3,000,000,000 shares of par value of US$0.01 each.
Issue of new share capital
1,125,000 and 250,000 ordinary shares were issued on 16th July, 2007 and 24th July, 2007, respectively, as a result of an exercise of share options on 16th July, 2007, at an aggregate consideration of RMB1,702,000 (or HK$1,815,000) of which RMB1,602,000 was credited to the share premium account (Note 37).
(b)	Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, by pricing products and services commensurate with the level of risk and by securing access to financing at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher shareholder returns that might be possible with higher levels of borrowings and the advantages securely afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group’s strategy is to maintain capital at a higher proportion of around 2 times to its financing by reference to the debt to equity ratio. In order to maintain or adjust the ratio, the Group may adjust the amount of dividends paid to shareholders, issue new shares, return capital to shareholders, raise new debt financing or sell assets to reduce debts.

The debt-to-equity ratio of the Group at 31st December, 2007 is as follows:

	2007	2006
	RMB’000	RMB’000

Current liabilities
Advances from affiliated companies	56,134	55,389
Notes payable for financing	820,000	1,170,000
Short-term bank borrowings	370,000	500,000

	1,246,134	1,725,389

Non-current liabilities
Advances from affiliated companies	133,772	79,706
Convertible bonds	1,752,233	1,547,070

	1,886,005	1,626,776

Overall financing	3,132,139	3,352,165

Shareholders’ equity	6,259,399	6,025,140

Debt to equity ratio	50%	56%

(c)	Share options

Original share option scheme approved in 1999

On 18th September, 1999, the Company approved a share option scheme (the “Original Scheme’’) under which the directors may, at their discretion, at any time during the ten years from the date of approval of the scheme, invite employees of any member company of the Group, including executive directors, to take up share options of the Company. The maximum number of shares on which options may be granted may not exceed 10% of the issued share capital of the Company excluding any shares issued on the exercise of options from time to time. The exercise price in relation to each option offer shall be determined by the directors at their absolute discretion, but in any event shall not be less than the higher of (i) 80 percent of the average of the official closing price of the shares on SEHK for the five trading days immediately preceding the relevant offer date and (ii) the nominal value of the shares. The directors may determine and adjust the period within which the relevant grantee may exercise his or her option and the proportion of the options to be exercised in each period, so long as the period within which the option must be exercised is not more than ten years from the date of grant of the option.

2,800,000 share options were outstanding as at 31st December, 2007 (2006: 2,800,000 share options). No share options granted under the Original Scheme were exercised, lapsed or cancelled during the year.

Each of the outstanding share options under the Original Scheme entitles the holder to subscribe for one ordinary share of the Company at HK$1.896, exercisable from 2nd June, 2001 to 1st June, 2011.

New share option scheme approved in 2002

On 28th June, 2002, the Company adopted a new share option scheme (the “New Scheme’’) in compliance with the amendments to Chapter 17 of the listing rules of the SEHK which came into effect on 1st September, 2001. The New Scheme came into effect on 15th July, 2002 and the Original Scheme (as described above) was terminated on the same date. Any new share options granted after 15th July, 2002 will be in accordance with the terms of the New Scheme, but the outstanding share options granted under the Original Scheme will not be affected. Pursuant to the New Scheme, the Company’s Board of Directors may grant options to the participants (including the Group’s employees, non-executive directors, suppliers and customers, etc.) to subscribe for the Company’s shares at a price which shall not be lower than the higher of:
(i)	the closing price of the shares on the SEHK as stated in SEHK’s quotation sheet on the date of grant, which must be a trading date;

(ii)	the average closing price of the shares on the SEHK as stated in SEHK’s quotation sheets for the five trading days immediately preceding the date of grant; and

(iii)	the nominal value of the shares.

Details of movements of share options granted under the New Scheme during the year are as follows:

		Granted in
		2006 and as at
		31st	Exercised	Granted
Exercise	Exercise	December,	during	during	As at 31st
price	period	2006	2007	2007	December, 2007

HK$1.320	28th December, 2006 to 27th December, 2016	35,750,000	(1,375,000)	—	34,375,000

HK$1.746	31st December, 2007 to 30th December, 2017	—	—	59,500,000	59,500,000

		35,750,000	(1,375,000)	59,500,000	93,875,000

The weighted average share price of the Company as at the date of exercise was HK$2.14 (2006: Nil).
The weighted average remaining contractual life of the share options outstanding as at 31st December, 2007 was approximately 9.45 years (2006: 9.59 years).
In accordance with the terms of the share-based arrangement, options issued during the year vest at the date of grant.
The fair value of the share options granted during the year is approximately RMB32,243,000 (2006: approximately RMB11,281,000) which was calculated using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions and behavioural consideration. Due to the restriction on the transferability of the share options, the option holders tend to early exercise the options on hand. Therefore, management considers it is appropriate to assume that the option holders will exercise their options earlier as it is the only way for them to realise their option value. Such expected time of exercise constitutes the expected tenors of the options, which are adopted in the fair value calculation of the fair value of the options. The expected tenors for options held by the directors, employees and others are two years to three years. Expected volatility is based on the historical price volatility over the past 260 days.
The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on Black-Scholes option pricing model. The following significant assumptions were used to derive the fair values.

	2007	2006

Fair value at measurement date	HK$0.5549	HK$0.3139
Expected volatility	48.44%	42.64%
Option life	2-3 years	1-2 years
Expected dividends	Nil	Nil
Risk-free interest rate	2.58%-2.79%	3.48%-3.51%

The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome.
37. RESERVES
     The Group

	Equity			Cumulative						Total equity
	component of		Investment	translation	Dedicated	Share	Capital		Retained	attributable to the
	convertible	Share	revaluation	adjustments	capital	options	reserve	Hedging	earnings	equity holders of	Minority	Total
	bonds	premium	reserve	reserve	(Note a)	reserve	(Note b)	reserve	(Note c)	the Company	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2006	114,205	2,038,423	(11,817)	39,179	167,631	—	120,000	—	3,500,073	5,967,694	446,368	6,414,062
Loss for the year	—	—	—	—	—	—	—	—	(398,422)	(398,422)	(306,221)	(704,643)
Equity component of convertible bonds transferred to retained earnings upon buy back/ redemption	(114,205)	—	—	—	—	—	—	—	114,205	—	—	—
Share option cost	—	—	—	—	—	11,281	—	—	—	11,281	—	11,281
Transfer to dedicated capital	—	—	—	—	16,562	—	—	—	(16,562)	—	—	—
Changes in fair value of available-for-sale financial assets	—	—	1,052	—	—	—	—	—	—	1,052	—	1,052

As at 31st December, 2006	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	—	3,199,294	5,581,605	140,147	5,721,752

As at 1st January, 2007	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	—	3,199,294	5,581,605	140,147	5,721,752
Issue of new shares under share option scheme	—	1,602	—	—	—	—	—	—	—	1,602	—	1,602
Premium arising from exercise of employee share options	—	405	—	—	—	(434)	—	—	—	(29)	—	(29)
Share option cost	—	—	—	—	—	32,243	—	—	—	32,243	—	32,243
Profit for the year	—	—	—	—	—	—	—	—	97,086	97,086	69,273	166,359
Share of a jointly controlled entity’s gain recognised directly in equity	—	—	—	—	—	—	—	31,275	—	31,275	316	31,591
Transfer to dedicated capital	—	—	—	—	9,163	—	—	—	(9,163)	—	—	—
Change in fair value of available-for-sale financial assets	—	—	2,393	—	—	—	—	—	—	2,393	—	2,393

As at 31st December, 2007	—	2,040,430	(8,372)	39,179	193,356	43,090	120,000	31,275	3,287,217	5,746,175	209,736	5,955,911

(a)	As stipulated by the relevant laws and regulations for foreign-invested enterprises in the PRC, the Company’s subsidiaries are required to maintain discretionary dedicated capital, which includes a general reserve fund, an enterprise expansion fund and a staff welfare and incentive bonus fund. The dedicated capital is to be appropriated from statutory net profit as stipulated by statute or by the board of directors of respective subsidiaries and recorded as a component of shareholders’ equity. For the year ended 31st December, 2007, appropriations of approximately RMB9.2 million (2006: RMB16.6 million) to the general reserve fund were made by subsidiaries of the Company and no appropriation to the enterprise expansion fund was made by the subsidiaries (2006: Same). Under HKFRSs, the appropriation for the staff welfare and incentive bonus fund is charged to the income statement.

(b)	In 2003, as approved by the board of directors of Xing Yuan Dong in accordance with the relevant laws and regulations, dedicated capital of Xing Yuan Dong amounting to RMB120 million was released for capitalisation of paid up registered capital. Such release of dedicated capital is credited to the capital reserve.

(c)	Distributions received from the Company’s subsidiaries are denominated in U.S. Dollar and are translated at the prevailing unified exchange rate in the PRC. Total accumulated distributable profits of these subsidiaries under HKFRSs as at 31st December, 2007 amounted to approximately RMB1,488.0 million (2006: RMB1,157.7 million). The distributable profits of subsidiaries under PRC GAAP are different from the amounts reported under HKFRSs.
The Company

			Cumulative
		Investment	translation	Share
	Share	revaluation	adjustments	option	Retained
	premium	reserve	reserve	reserve	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2006	2,038,423	(11,817)	39,179	—	4,231,822	6,297,607
Share option cost	—	—	—	11,281	—	11,281
Changes in fair value of available-for-sale financial assets	—	1,052	—	—	—	1,052
Loss for the year	—	—	—	—	(616,404)	(616,404)

As at 31st December, 2006	2,038,423	(10,765)	39,179	11,281	3,615,418	5,693,536

As at 1st January, 2007	2,038,423	(10,765)	39,179	11,281	3,615,418	5,693,536
Share option cost	—	—	—	32,243	—	32,243

			Cumulative
		Investment	translation	Share
	Share	revaluation	adjustments	option	Retained
	premium	reserve	reserve	reserve	earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Issue of new shares under share option scheme	1,602	—	—	—	—	1,602
Premium arising from exercise of employee share options	405	—	—	(434)	—	(29)
Changes in fair value of available-for-sale financial assets	—	2,393	—	—	—	2,393
Loss for the year	—	—	—	—	(5,916)	(5,916)

As at 31st December, 2007	2,040,430	(8,372)	39,179	43,090	3,609,502	5,723,829

The directors consider that the Company had approximately RMB3,640.3 million (2006: RMB3,643.8 million) available for distribution to shareholders.
38. RELATED PARTY TRANSACTIONS
(a)	Name and relationship

Name	Relationship

JinBei	A shareholder of Shenyang Automotive

Shanghai Shenhua Holdings Co., Ltd. (“Shanghai Shenhua”)	Common directorship of certain directors of the Company

Brilliance Holdings Limited (“BHL”)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests in the company or are in a position to exercise significant influence over the company. Parties are also considered to be affiliated if they are subject to common control or common significant influence.
Save as disclosed elsewhere in the financial statements, significant transactions and balances with affiliated parties (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed as follows.
(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the year are summarised below:

	2007	2006
	RMB’000	RMB’000

Sales of goods:
— Affiliated companies of JinBei	452,933	178,414
— Shanghai Shenhua and its affiliated companies	1,394,130	1,052,689
— Jointly controlled entities	96,828	124,433
— An associate	91,487	61,713
— A subsidiary of the substantial shareholder of the Company	1,119,096	—

Purchases of goods:
— Affiliated companies of JinBei	1,477,018	895,457
— Affiliated companies of Shanghai Shenhua	102,785	16,668
— An affiliated company of BHL	115,223	117,336
— Jointly controlled entities	515,137	417,448
— Associates	489,166	525,430
— An affiliated company of the joint venture partner of Xinguang Brilliance	147	68
— Shareholders of Shenyang Aerospace and their affiliated companies	63,227	90,505

	2007	2006
	RMB’000	RMB’000

Interest to a jointly controlled entity	16,100	16,748
Operating lease rental on land and buildings charged by:
— a jointly controlled entity	3,430	908
— Shanghai Shenhua	592	1,148
— An affiliated company of JinBei	—	60
Mould testing income from a jointly controlled entity	1,776	4,320
Operating lease rental from a jointly controlled entity	14,384	34,863
Subcontracting charge to a jointly controlled entity	257,937	254,479
Service income from a jointly controlled entity	18,560	35,067
Proceeds from sale of property, plant and equipment to a jointly controlled entity	—	80,332

The above sale and purchase transactions were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(c)	As at 31st December, 2007, accounts receivable from affiliated companies consisted of the following:

	2007	2006
	RMB’000	RMB’000

Accounts receivable from related parties:
— Shanghai Shenhua and its affiliated companies	368,499	431,310
— Affiliated companies of JinBei	91,347	93,446
— An affiliated company of BHL	94,095	55,040
— A subsidiary of the substantial shareholder of the Company	61,455	—
— Jointly controlled entities
— BMW Brilliance
— Accounts receivable	98,224	247,564
— Consideration receivable arising from the disposal of machinery and equipment	—	134,527
— Other jointly controlled entities	321	21,470

	713,941	983,357
Less: provision for doubtful debts	(29,720)	(29,720)

	684,221	953,637

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(ii)	There was no change in the provision for doubtful debts for accounts receivable from affiliated companies during the year.

(iii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	2007	2006
	RMB’000	RMB’000

Less than six months	618,956	752,810
Between six months to one year	205	66,485
Above one year but less than two years	65,330	3,436
Over two years	29,450	160,626

	713,941	983,357

The aging analysis of the Group’s accounts receivable from affiliated companies that are past due but neither individually nor collectively considered to be impaired are as follows:

	2007	2006
	RMB’000	RMB’000

Between six months to one year	205	66,485
Above one year but less than two years	56,914	3,436
Over two years	—	130,906

	57,119	200,827

At as 31st December, 2007, the Group’s accounts receivable from affiliated companies of RMB29,450,000 (2006: RMB29,720,000) due over two years was individually determined to be impaired. The individually impaired accounts receivable from affiliated companies related to affiliated companies which failed to settle the outstanding balances in full and management assessed that the impaired amounts will not be recoverable. Consequently, specific allowance for doubtful debts of full amounts of the impaired receivables was recognised. The Group does not hold any collateral over these balances.

The remaining past due accounts receivable from affiliated companies which are not impaired relate to a number of other affiliated companies which have been repaying the Group but at a slower pace. As they are still settling the outstanding balances, management believes that no impairment allowance is necessary in respect of these balances. The Group does not hold any collateral over these balances.

(d)	As at 31st December, 2007, notes receivable from affiliated companies arising from trading activities consisted of the following:

	2007	2006
	RMB’000	RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	3,050	16,620
— Shanghai Shenhua and its affiliated companies	143,276	63,750
— Jointly controlled entities	—	1,107
— A subsidiary of the substantial shareholder of the Company	113,829	—

	260,155	81,477

All notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 31st December, 2007 (2006: Same).

(e)	As at 31st December, 2007, the dividends receivable from affiliated companies consisted of:

	2007	2006
	RMB’000	RMB’000

Dividends receivable from related parties:
— a jointly controlled entity	76,173	76,173
— an associate	21,000	21,000

	97,173	97,173

(f)	As at 31st December, 2007, the advances to affiliated companies consisted of:

	2007	2006
	RMB’000	RMB’000

Advances to related parties:
— An associate	—	179
— Jointly controlled entities	26,364	6,374
— Affiliated companies of BHL	51,134	15,273
— Shanghai Shenhua and its affiliated companies	14,044	14,044
— JinBei and its affiliated companies	12,062	23,740
— Other affiliated company	12	689

	2007	2006
	RMB’000	RMB’000

	103,616	60,299
Less: provision for doubtful debts	(2,214)	(2,214)

	101,402	58,085

Advances to affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(g)	As at 31st December, 2007, amounts due to affiliated companies arising from trading activities consisted of the following:

	2007	2006
	RMB’000	RMB’000

Due to related parties:
— Associates	50,444	95,819
— Jointly controlled entities	534,527	585,124
— Affiliated companies of Shanghai Shenhua	1,870	10,719
— Affiliated companies of JinBei	365,275	281,721
— Other affiliated companies	731	9,910

	952,847	983,293

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	2007	2006
	RMB’000	RMB’000

Less than six months	872,760	951,464
Between six months to one year	50,509	27,769
Above one year but less than two years	25,723	3,074
Over two years	3,855	986

	952,847	983,293

(h)	As at 31st December, 2007, the notes payable to affiliated companies arising from trading activities consisted of the following:

	2007	2006
	RMB’000	RMB’000

Notes payable to related parties:
— An affiliated company of BHL	60,686	—
— Affiliated companies of JinBei	51,167	7,249
— An associate	1,760	18,039
— Jointly controlled entities	94,161	12,000

	207,774	37,288

(i)	As at 31st December, 2007, the advances from affiliated companies consisted of:

	2007	2006
	RMB’000	RMB’000

Advances from related parties:
— Associates	3	—
— A jointly controlled entity	1,279	1,279
— BHL and its affiliated companies	12,086	12,728
— Affiliated companies of Shanghai Shenhua	1,430	820
— JinBei and its affiliated companies	735	6,925
— Current portion of financing received from BMW Brilliance (Note)	40,601	33,637

	56,134	55,389

Note: The advances from BMW Brilliance are repayable on the following terms.

	2007	2006
	RMB’000	RMB’000

Less than 1 year	40,601	33,637
Between 1 year to 2 years	7,772	6,240
Above 2 years but less than 5 years	29,154	26,124
Over 5 years	96,846	47,342

	174,373	113,343
Less: non-current portion	(133,772)	(79,706)

Current portion	40,601	33,637

Saved for the advances from BMW Brilliance as set out above, other advances from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(j)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(k)	Compensation benefits to key management personnel are as follows.

	2007	2006
	RMB’000	RMB’000

Short-term employee benefits	30,779	26,914

39.	CONSOLIDATED CASH FLOW STATEMENTS
(a)	Cash generated from operations

	2007	2006
	RMB’000	RMB’000

Profit (Loss) before taxation	211,567	(656,764)
Share of results of:
Jointly controlled entities	(154,644)	(99,402)
Associates	(37,617)	(49,918)
Interest income	(125,470)	(90,738)
Interest expenses	235,576	235,418
Write back of provision for inventories sold	(190,646)	(163,094)
Depreciation of property, plant and equipment	591,159	598,941
Amortisation of intangible assets	138,641	145,518
Amortisation of land lease prepayments	3,439	4,058
Share option cost	32,243	11,281
Write off of other non-current assts	—	1,798
Gain on disposals of property, plant and equipment	(2,428)	(3,055)
Gain on disposal of land lease prepayments	(1,399)	—
Write off of property, plant and equipment	4,198	8,251
Subsidy income	(140,081)	(50,176)
Gain on disposal of an associate	—	(384)
Loss on disposal of an associate	—	709
Write back of provision for doubtful debts	(297)	(76)
Provision for inventories	60,461	184,358
Provision for impairment losses on goodwill in a jointly controlled entity	—	73,343
Provision for impairment losses on property, plant and equipment	836	29,160
Provision for doubtful debts and write off of bad debts	83	14,456
Provision for other receivables	5,483	13,816

	2007	2006
	RMB’000	RMB’000
Gain on buy back of convertible bonds due 2008	—	(6,910)
Change in fair value of embedded conversion options of convertible bonds	181,933	73,202
Unrealised gain on exchange	(112,465)	(69,382)
Increase in accounts receivable	(173,094)	(521,656)
(Increase) Decrease in notes receivable	(218,827)	179,837
(Increase) Decrease in notes receivable from affiliated companies	(178,678)	257,493
Decrease (Increase) in accounts receivable from affiliated companies	886,193	(191,724)
(Increase) Decrease in other receivables	(102,142)	61,581
Increase in prepayments and other current assets	(107,314)	(84,966)
Increase in inventories	(991,935)	(321,608)
Increase in notes and accounts payable	2,689,050	1,487,870
Increase (Decrease) in notes payable to affiliated companies	170,486	(36,804)
(Decrease) Increase in amounts due to affiliated companies	(622,386)	363,459
(Decrease) Increase in customer advances	(275,424)	106,800
Increase in other payables	4,442	25,566
Decrease in accrued expenses and other current liabilities	(7,072)	(106,684)
Increase in other tax recoverable	(7,349)	(116,064)
Decrease in other taxes payable	(10,746)	(35,854)

Cash generated from operations	1,755,776	1,271,656

(b)	Major non-cash transactions

During the year ended 31st December, 2007, the Group entered into agreements with affiliated companies to offset receivable balances due from these affiliated companies with the Group’s payable balances to these affiliated companies of approximately RMB617 million.
40.	COMMITMENTS
(a)	Capital commitments

	2007	2006
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	39,137	30,781
— Acquisition of plant and machinery	502,510	130,407
— Others	177,086	25,072

	718,733	186,260

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	1,009,384	1,004,312

(b)	Operating lease commitments

As at 31st December, 2007, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	2007	2006
	RMB’000	RMB’000

Within one year	16,367	18,943
In the second to fifth years inclusive	18,856	28,680
Over five years	31,296	40,526

	66,519	88,149

(c)	Future operating lease arrangements

As at 31st December, 2007, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	2007	2006
	RMB’000	RMB’000

Within one year	19,883	19,611
In the second to fifth years inclusive	56,697	56,697
Over five years	76,778	90,952

	153,358	167,260

41.	CONTINGENCIES
(a)	As at 31st December, 2007, the Group had provided the following guarantees:
•	Corporate guarantees for revolving bank loans and bank guaranteed notes of approximately RMB60 million (2006: RMB120 million) drawn by affiliated companies of Shanghai Shenhua; and

•	Corporate guarantees for bank loans amounting to RMB200 million (2006: RMB295 million) drawn by JinBei. Bank deposits of RMB213 million (2006: RMB312 million) was pledged as a collateral for the corporate guarantee as detailed in note 25.
(b)	On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (“Mr. Yang”) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB31.5 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the “Action”).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation since then.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.
42.	SUBSEQUENT EVENTS
(a)	According to the terms of the convertible bonds as detailed in note 32, if the average of the closing price (the “Average Market Price”) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date. Since the Average Market Price was HK$1.53 prior to the 10th March, 2008 reset date, the conversion price was adjusted from HK$1.93 to HK$1.53.

Due to the adjustment to the conversion price, the total number of conversion shares will increase from 733,674,599 shares at a conversion price of HK$1.93 to 925,484,964 shares at conversion price of HK$1.53.

At a special general meeting held on 21st April, 2008, the shareholders of the Company approved, by way of an ordinary resolution, the granting of a specific mandate to the directors to issue, allot and deal with the additional conversion shares.

(b)	On 10th March, 2008, the Company and Rocket Capital Investment Group I (BVI) Limited (“Rocket”) signed a non-binding memorandum of understanding that Rocket will lead a consortium of investors to subscribe for, or procure subscription of, such number of shares in the Company as may be purchased with approximately US$100 million which in aggregate will represent 10% to 15% of the enlarged total issued share capital of the Company immediately after the completion of such subscription. Up to the date of this report, the process of negotiation is still underway.
43.	COMPARATIVES

Certain comparative figures have been reclassified to conform with the current year’s presentation.

44.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements set out on pages 44 to 125 were approved and authorised for issue by the Board of Directors on 21st April, 2008.

Supplementary Financial Information
For the year ended 31st December, 2007
The Group has prepared a separate set of financial statements for the year ended 31st December, 2007 in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).
Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

			2007	2006
	Note		RMB’000	RMB’000

Reconciliation of net profit (loss):
Profit (Loss) attributable to equity holders of the Company under HKFRS			97,086	(398,422)
Capitalisation of borrowing costs and its related depreciation	(a	)	(2,104)	(2,104)
Write off of development costs	(b	)	(383,028)	(132,633)
Amortisation of intangible assets	(b	)	(23,376)	(35,925)
Finance costs/redemption premium of convertible bonds due 2008	(d	)	—	20,840
Gain on buy back of convertible bonds due 2008	(d	)	—	3,823
Finance costs/redemption premium of convertible bonds	(e	)	13,607	12,493
Change in fair value of embedded conversion option of convertible bonds	(e	)	181,933	73,202
Issue costs allocated to embedded conversion option of convertible bonds	(e	)	—	2,557
Effect of the above adjustments attributable to minority interests			199,608	70,061

Profit (Loss) attributable to shareholders reported under US GAAP			83,726	(386,108)

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(f	)	2,393	1,052

Comprehensive profit (loss) reported under US GAAP			86,119	(385,056)

			2007	2006
	Note		RMB’000	RMB’000

Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests			6,049,663	5,884,993
Capitalisation of borrowing costs and its related depreciation	(a	)	1,284	3,388
Write off of development costs	(b	)	(1,060,846)	(677,818)
Impairment of intangible assets	(b	)	377,000	377,000
Amortisation of impaired intangible assets	(b	)	(104,390)	(81,014)
Non-amortisation on goodwill	(c	)	144,113	144,113
Impairment on goodwill	(c	)	(76,010)	(76,010)
Amortisation of finance costs/accreted redemption premium of convertible bonds	(e	)	26,100	12,493
Change in fair value of embedded conversion option of convertible bonds	(e	)	255,135	73,202
Issue costs allocated to embedded conversion option of convertible bonds	(e	)	2,557	2,557
Effect of the above adjustments attributable to minority interests			302,617	103,009

Net assets reported under US GAAP			5,917,223	5,765,913

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such development costs are expended as incurred. Accordingly, development costs of RMB383 million capitalised during the year and accumulated development costs of RMB1,061 million capitalised as at 31st December, 2007 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs capitalised under HKFRS but already charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB23 million for the year. As at 31st December, 2007, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB104 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The accumulated difference related to amortisation of goodwill at both 31st December, 2006 and 2007 was RMB144 million.

Goodwill under US GAAP (i.e. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	The zero coupon guaranteed convertible bonds due 2008 were issued by Brilliance China Automotive Finance Ltd., a wholly owned subsidiary of the Company, in November 2003. All of the convertible bonds due 2008 were repurchased or redeemed in 2006 and were cancelled in January 2007.

The convertible bonds due 2008 were previously stated in the balance sheet at face value plus accreted redemption premium under both HKFRS and US GAAP.

However, with effect from 1st January, 2005, the convertible bonds due 2008 were split into liability and equity components under HKFRS. The liability component was subsequently carried at amortised finance costs while the equity component, being recognised in equity, remained unchanged until the convertible bonds due 2008 were converted or redeemed.

Accordingly, the carrying amount of liability component of the convertible bonds due 2008 reported under US GAAP (without allocation to the equity component) was greater than that under HKFRS. As a result, the gain on buy back recognised under US GAAP was greater than that under HKFRS while the finance costs/redemption premium recognised under HKFRS was greater than that under US GAAP.

Since the Group repurchased or redeemed all the convertible bonds due 2008 in 2006, the reported net assets under HKFRS were the same as US GAAP as at 31st December, 2007 and 2006.

(e)	Under HKFRS, the new convertible bonds issued on 7th June, 2006 (see Note 32) are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value at balance sheet date, with the change in fair value recognised in the income statement. Under US GAAP, the convertible bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 31st December, 2007 were RMB284 million lower than under US GAAP because of the accumulated effect of (i) RMB26 million additional amortised finance costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB14 million for the year ended 31st December, 2007); (ii) loss on fair value changes on the embedded conversion option amounting to RMB255 million (including RMB182 million for the year ended 31st December, 2007); and (iii) direct expenses in connection with the issue of the convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.

(f)	Although changes in fair value of securities available-for-sale are both recognised in equity under HKFRS and US GAAP resulting in no difference in effect to the net assets, change in fair value of RMB2 million during the year is firstly recognised under other comprehensive income under US GAAP while it is recognised in investment revaluation reserve directly under HKFRS.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE SIX MONTHS ENDED 30TH JUNE, 2008
The following is extracted from the Group’s 2008 interim report relating to the unaudited consolidated financial statements for the six months ended 30th June, 2008:
CONDENSED CONSOLIDATED INCOME STATEMENT
(Expressed in thousands of RMB except for per share amounts)

		(Unaudited)
		For the six months
		ended 30th June,
		2008	2007
	Note	RMB’000	RMB’000

Turnover	5	5,210,123	7,742,973
Cost of sales		(4,920,828)	(7,180,920)

Gross profit		289,295	562,053
Other revenue	5	105,267	169,574
Selling expenses		(226,711)	(299,386)
General and administrative expenses		(202,344)	(211,701)
Staff option costs		(856)	—
Other operating expenses		(68,567)	(64,464)

Operating (loss) profit	6	(103,916)	156,076
Interest income	5	50,886	40,493
Finance costs, net	7	(46,872)	(79,421)
Share of results of:
Associates		14,217	31,460
Jointly controlled entities		114,940	58,899
Changes in fair value of embedded conversion option of convertible bonds		215,035	(282,480)

Profit (Loss) before taxation		244,290	(74,973)
Taxation	9	(24,609)	(17,564)

Profit (Loss) for the period		219,681	(92,537)

Attributable to:
Equity holders of the Company		282,943	(125,737)
Minority interests		(63,262)	33,200

		219,681	(92,537)

Dividends	10	—	—

Basic earnings (loss) per share	11	RMB0.07710	RMB(0.03428)

Diluted earnings (loss) per share	11	RMB0.07704	N/A

CONDENSED CONSOLIDATED BALANCE SHEET

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000

Non-current assets
Intangible assets	12	1,123,170	1,054,652
Goodwill	12	295,529	295,529
Property, plant and equipment	12	3,528,592	3,309,616
Construction-in-progress	12	265,698	257,017
Land lease prepayments	12	116,892	118,720
Interests in associates	13	397,643	383,429
Interests in jointly controlled entities	14	1,361,280	1,210,019
Prepayments for a long-term investment	15	600,000	600,000
Available-for-sale financial assets	16	30,255	26,129
Other non-current assets		10,717	9,343

Total non-current assets		7,729,776	7,264,454

Current assets
Cash and cash equivalents	17	994,480	1,373,416
Short-term bank deposits		639,930	518,000
Pledged short-term bank deposits	18	2,037,476	1,971,665
Inventories		2,345,694	2,469,033
Accounts receivable	19	777,653	805,187
Accounts receivable from affiliated companies	29(c)	534,535	684,221
Notes receivable	20	530,695	416,495
Notes receivable from affiliated companies	29(d)	318,094	260,155
Other receivables	21	494,242	491,237
Dividend receivable from affiliated companies	29(e)	76,173	97,173
Prepayments and other current assets		349,360	273,828
Income tax recoverable		271	18,482
Other taxes recoverable		37,607	125,179
Advances to affiliated companies	29(f)	171,284	101,402

Total current assets		9,307,494	9,605,473

CONDENSED CONSOLIDATED BALANCE SHEET (Cont’d)

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000

Current liabilities
Accounts payable	22	2,848,095	3,421,891
Accounts payable to affiliated companies	29(g)	1,117,953	952,847
Notes payable		3,287,940	2,828,373
Notes payable to affiliated companies	29(h)	48,000	207,774
Customer advances		256,137	150,354
Other payables		478,381	419,710
Dividends payable		2,898	3,085
Accrued expenses and other current liabilities		73,325	152,150
Short-term bank borrowings	23	544,347	370,000
Income tax payable		9,662	9,555
Other taxes payable		74,966	71,095
Advances from affiliated companies	29(i)	64,977	56,134

Total current liabilities		8,806,681	8,642,968

Net current assets		500,813	962,505

Total assets less current liabilities		8,230,589	8,226,959

Non-current liabilities
Convertible bonds	24	1,502,949	1,752,233
Deferred government grants		79,883	81,555
Advances from affiliated companies		129,993	133,772

Total non-current liabilities		1,712,825	1,967,560

Net assets		6,517,764	6,259,399

Capital and reserves
Share capital	25	303,488	303,488
Share premium	26	2,040,430	2,040,430
Reserves	26	4,027,037	3,705,745

Total equity attributable to equity holders of the Company		6,370,955	6,049,663

Minority interests	26	146,809	209,736

Total equity		6,517,764	6,259,399

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	(Unaudited)
	For the six months
	ended 30th June,
	2008	2007
	RMB’000	RMB’000

Total equity as at 1st January	6,259,399	6,025,140

Items directly recognised in equity
Increase in fair value of available-for-sale financial assets	4,126	30,469
Share of jointly controlled entity’s gain recognised directly in equity	33,702	—

	37,828	30,469
Profit (Loss) for the period	219,681	(92,537)

Total recognised profits (losses) for the period	257,509	(62,068)

Movements in equity arising from capital transactions
Share option costs	856	—

Total equity as at 30th June	6,517,764	5,963,072

Total recognised profits (losses) for the period
Attributable to:
Equity holders of the Company	320,436	(95,268)
Minority interests	(62,927)	33,200

	257,509	(62,068)

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

		(Unaudited)
		For the six months
		ended 30th June,
		2008	2007
	Note	RMB’000	RMB’000

Net cash generated from operating activities		218,286	1,291,730
Net cash used in investing activities		(590,199)	(728,720)
Net cash used in financing activities		(7,023)	(142,548)

(Decrease) Increase in cash and cash equivalents		(378,936)	420,462

Cash and cash equivalents as at 1st January		1,373,416	1,468,075

Cash and cash equivalents as at 30th June		994,480	1,888,537

Analysis of balance of cash and cash equivalents
Bank balances and cash	17	994,480	1,988,537
Short-term bank borrowings with original maturities less than 3 months		—	(100,000)

		994,480	1,888,537

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.	Organisation and operations
The Company was incorporated in Bermuda on 9th June, 1992 as an exempted company with limited liability. The Company’s shares are traded on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’). The Company’s American depositary shares were delisted from The New York Stock Exchange Inc. on 26th July, 2007 and are currently traded on the over-the-counter markets in the United States of America.

2.	Statement of compliance and accounting policies
These interim financial statements have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’), the Hong Kong Accounting Standard (‘‘HKAS’’) 34 ‘‘Interim financial reporting’’ and other relevant HKASs and Interpretations and the Hong Kong Financial Reporting Standards (‘‘HKFRSs’’) issued by the Hong Kong Institute of Certified Public Accountants (‘‘HKICPA’’).

The accounting policies and basis of preparation adopted in these interim financial statements are consistent with those adopted in the Group’s annual financial statements for the year ended 31st December, 2007, except for the change in accounting estimate as disclosed in note 3 and the adoption of HKFRSs and HKASs as disclosed in note 4 below.

3.	Change in accounting estimate
The Company re-evaluated as at 1st January, 2008 the periods over which its buildings, plant and machinery, specific tools and moulds are available to use and extended the estimated useful lives of these assets based on historical usage experience and industry practices. The estimated useful lives of these assets before and after the re-evaluation are as follows:

Estimated useful lives
Property, plant and equipment:	Before change	After change

Buildings	20 years	20-30 years
Plant and machinery	10 years	10-20 years
Specific tools and moulds	80,000-200,000 times	150,000-400,000 times
The effect of the change in these accounting estimates is a decrease in depreciation of RMB81,750,000 for the six months ended 30th June, 2008.

4.	Impact of new HKFRSs and HKASs
The following new interpretations issued by the HKICPA which are mandatory for the annual periods beginning 1st January, 2008 have been adopted in the preparation of these interim financial statements.

HK(IFRIC)—Int 11	HKFRS 2: Group and Treasury Share Transactions
HK(IFRIC)—Int 12	Service Concession Arrangements
HK(IFRIC)—Int 14	HKAS 19 — The Limit on a Defined Benefit Assets, Minimum Funding Requirements and their Interaction
The adoption of these new interpretations has no material financial effect on the Group’s results and financial position for the current or prior periods.

The Group has not early adopted the following new/revised standards and interpretations that have been issued but not yet effective for the accounting period ending 31st December, 2008. The Group is in the process of making an assessment of the impact of these new/revised standards and interpretations to the Group’s results of operations and financial position in the period of initial application.

HKAS 1 (Revised)	Presentation of Financial Statements[1]
HKAS 23 (Revised)	Borrowing Costs[1]
HKAS 27 (Revised)	Consolidated and Separate Financial Statements[2]
HKAS 32 & 1 (Amendments)	Puttable Financial Instruments and Obligations Arising on Liquidation[1]
HKFRS 2 (Amendment)	Vesting Conditions and Cancellations[1]
HKFRS 3 (Revised)	Business Combinations[2]
HKFRS 8	Operating Segments[1]
HK(IFRIC)-Int 2 (Amendment)	Members’ Shares in Co-operative Entities and Similar Instruments[1]
HK(IFRIC)-Int 13	Customer Loyalty Programmes[3]

[1]	Effective for annual periods beginning on or after 1st January, 2009

[2]	Effective for annual periods beginning on or after 1st July, 2009

[3]	Effective for annual periods beginning on or after 1st July, 2008
The adoption of HKFRS 3 (Revised) may affect the accounting for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1st July, 2009. HKAS 27 (Revised) will affect the accounting treatment for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control, which will be accounted for as equity transactions. The directors of the Company anticipate that the application of the other revised standards, amendments and interpretations will have no material impact on how the results and financial position of the Group are prepared and presented.

5.	Turnover, other revenue and segment information
The Company is an investment holding company and its subsidiaries are principally engaged in the manufacture and sale of (1) minibuses and automotive components; and (2) Zhonghua sedans in the People’s Republic of China (the ‘‘PRC’’).

An analysis of the Group’s turnover and revenue is as follows:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Turnover
Sale of minibuses and automotive components	2,605,053	2,673,370
Sale of Zhonghua sedans	2,605,070	5,069,603

	5,210,123	7,742,973

Other revenue
Subsidy	34,589	56,508
Others	70,678	113,066

	105,267	169,574

Interest income	50,886	40,493

	156,153	210,067

Total revenue	5,366,276	7,953,040

Since almost all of the Group’s revenue is derived in the PRC, the Group has determined that business segments be presented as the only reporting format.

For the six months ended 30th June, 2008, the Group operated in the PRC under three main business segments: (1) manufacture and sale of minibuses and automotive components, (2) manufacture and sale of Zhonghua sedans, and (3) manufacture and sale of BMW sedans through BMW Brilliance Automotive Ltd. (‘‘BMW Brilliance’’), a jointly controlled entity of the Group.

Business segments — for the six months ended 30th June, 2008

	(Unaudited)
	Manufacture and sale of minibuses	Manufacture and sale of	Manufacture and sale of
	and automotive components	Zhonghua sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	2,605,053	2,605,070	—	5,210,123

Segment results	157,238	(240,559)	—	(83,321)

Unallocated costs net of unallocated revenue				(20,595)

Operating loss				(103,916)
Interest income				50,886
Finance costs, net				(46,872)

Share of results of:
Associates	(162)	14,379	—	14,217
Jointly controlled entities	5,336	—	109,604	114,940
Changes in fair value of embedded conversion option of convertible bonds				215,035

Profit before taxation				244,290

Taxation				(24,609)

Profit for the period				219,681

Business segments — for the six months ended 30th June, 2007

	(Unaudited)
	Manufacture and sale of minibuses and	Manufacture and sale of	Manufacture and sale of
	automotive components	Zhonghua sedans	BMW sedans	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Segment sales	2,673,370	5,069,603	—	7,742,973

Segment results	231,074	(65,642)	—	165,432

Unallocated costs net of unallocated revenue				(9,356)

Operating profit				156,076
Interest income				40,493
Finance costs, net				(79,421)

Share of results of:
Associates	(128)	31,588	—	31,460
Jointly controlled entities	5,863	—	53,036	58,899
Changes in fair value of embedded conversion option of convertible bonds				(282,480)

Loss before taxation				(74,973)

Taxation				(17,564)

Loss for the period				(92,537)

6.	Operating (loss) profit
Operating (loss) profit is stated after charging and crediting the following:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Charging:
Cost of inventories sold	4,920,828	7,180,920
Amortisation of intangible assets (a)	74,561	68,340
Depreciation of property, plant and equipment	136,153	335,027
Amortisation of land lease prepayments	1,828	1,703
Net realisable value provision for inventories (d)	1,084	18,625
Staff costs (including directors’ emoluments) (Note 8)	253,109	192,473
Provision for doubtful debts	4,117	20
Research and development costs (b)	7,052	9,174
Provision for warranty	25,862	27,988

Operating lease rentals on:
— land and buildings	7,470	8,831
— machinery and equipment	43	42
Exchange loss, net (c)	20,529	2,774
Loss on disposal of property, plant and equipment	1,361	—

Crediting:
Write back of provision for inventories sold (d)	19,502	82,434
Gain on disposal of property, plant and equipment, net	—	1,312
Provision for doubtful debts written back	4,499	383

(a)	amortisation of intangible assets in relation to production purposes was included in cost of sales; amortisation of intangible assets for all other purposes was included in general and administrative expenses

(b)	included in general and administrative expenses

(c)	included in other operating expenses

(d)	included in cost of sales

7.	Finance costs, net

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Interest expenses on
Bank loans wholly repayable within one year	18,499	16,933
Discounted bank guaranteed notes	79,044	31,128
Amortised redemption premium on convertible bonds	67,524	67,112
Sale and lease back arrangement	7,783	8,135

	172,850	123,308

Less: interest expense capitalised at an annual rate of 7% (2007: 3%)	(24,205)	(984)

	148,645	122,324
Less: exchange gain on translation of convertible bonds	(101,773)	(42,903)

	46,872	79,421

8.	Staff costs (including directors’ emoluments)

	(Unaudited)
	Six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Wages and salaries	203,495	170,430
Pension and staff welfare	48,758	22,043
Share-based payments	856	—

	253,109	192,473

9.	Taxation
Taxation on overseas profits has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the jurisdictions in which the Group operates.

The amount of taxation charged to the condensed consolidated income statement represents PRC enterprise income tax.

10.	Dividends
The directors do not recommend the payment of an interim dividend at the board meeting held on 19th September, 2008 (2007: No interim dividend declared).

11.	Earnings (Loss) per share
The calculation of basic earnings per share for the six months ended 30th June, 2008 is based on the net profit attributable to equity holders of the Company of approximately RMB282,943,000 (2007: loss of RMB125,737,000), divided by the weighted average of 3,669,766,000 (2007: 3,668,391,000) ordinary shares outstanding during the period.

Diluted earnings per share for the six months ended 30th June, 2008 is based on the same profit attributable to equity holders of the Company as used in calculating basic earnings per share and weighted average number of ordinary shares of 3,672,603,000 which is the same weighted average number of ordinary shares in calculating basic earnings per share plus weighted average number of 2,837,000 shares deemed issued under the Company’s share option scheme. The effect of deemed conversion of convertible bonds is not considered in the calculation of diluted earnings per share as the effect is anti-dilutive.

Diluted loss per share for the six months ended 30th June, 2007 is not considered as the effect of both deemed conversion of convertible bonds and deemed issue of the potential ordinary shares from exercising the Company’s share option are anti-dilutive.

12.	Capital expenditures

	(Unaudited)
	Intangible		Property, plant and	Construction-in-	Land lease
	assets	Goodwill	equipment	progress	prepayments
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Net book value as at 1st January, 2008	1,054,652	295,529	3,309,616	257,017	118,720
Additions	143,079	—	224,614	142,569	—
Construction-in-progress transferred to property, plant and equipment	—	—	133,888	(133,888)	—
Disposals	—	—	(3,373)	—	—
Depreciation/Amortisation	(74,561)	—	(136,153)	—	(1,828)

Net book value as at 30th June, 2008	1,123,170	295,529	3,528,592	265,698	116,892

13.	Interests in associates
Details of interests in associates are as follows:

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Share of net assets other than goodwill	370,989	356,775
Goodwill	26,654	26,654

	397,643	383,429

14.	Interests in jointly controlled entities
Details of interests in jointly controlled entities are as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Share of net assets other than goodwill	1,287,009	1,135,748

Goodwill	326,644	326,644
Accumulated impairment loss	(252,373)	(252,373)

	74,271	74,271

	1,361,280	1,210,019

15.	Prepayments for a long-term investment
On 29th December, 2003, Shenyang JinBei Automotive Industry Holdings Co., Ltd. (‘‘SJAI’’) (a 99.0% indirectly-owned subsidiary of the Company) and Shenyang XinJinBei Investment and Development Co., Ltd. (‘‘SXID’’) (an indirect wholly-owned subsidiary of the Company) entered into agreements with respective sellers to acquire the entire equity interests of Shenyang Automobile Industry Asset Management Co., Ltd (‘‘SAIAM’’) and Shenyang XinJinBei Investment Co., Ltd. (‘‘SXI’’) (the ‘‘Acquisitions’’). SAIAM owns 24.38% while SXI owns 8.97% of the equity interest in Shenyang JinBei Automotive Company Limited (‘‘JinBei’’), a company listed on the Shanghai Stock Exchange. The consideration for the Acquisitions was RMB600 million, which was determined after arm’s length negotiations between the parties by taking into account the respective financial positions of SAIAM and SXI.

Although the Acquisitions have been approved by the State-owned Assets Supervision and Administration Commission of Liaoning Provincial Government and the State-Owned Assets Supervision and Administration Commission of the State Council, the transfer of the entire interest of SAIAM and SXI is subject to the granting of a waiver to SXID and SJAI from making an offer for all of the shares of JinBei under Regulation of Acquisitions of Listed Companies by the China Securities Regulatory Commission. Upon completion of the Acquisitions, the Group will be effectively interested in an aggregate of approximately 33.05% of the issued share capital of JinBei.

As at 30th June, 2008 and 31st December, 2007, the consideration of RMB600 million paid to the shareholders of SAIAM and SXI was recorded as prepayments for a long-term investment. The directors have assessed the fair value of the underlying shares of JinBei and are satisfied that the recoverability of the prepayments is supported by the underlying shares of JinBei.

16.	Available-for-sale financial assets

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Unlisted, at cost	4,138	4,138
Listed in Hong Kong, at fair value	26,117	21,991

	30,255	26,129

17.	Cash and cash equivalents
For condensed consolidated balance sheet classification, cash and cash equivalents represent assets similar in nature to cash, which are not restricted as to use. For the purposes of condensed consolidated cash flow statement, cash and cash equivalents represent short-term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, net of bank overdrafts and short-term bank borrowings with original maturities less than 3 months.

18.	Pledged short-term bank deposits
Pledged short-term bank deposits as at 30th June, 2008 were pledged for the following purposes:

	(Unaudited)	(Audited)
	As at	As at
	30 June,	31 December,
	2008	2007
	RMB’000	RMB’000

Issue of bank guaranteed notes to trade creditors (Note)	1,823,796	1,757,985
Bank loans granted to JinBei (Note 27)	213,680	213,680

	2,037,476	1,971,665

Note: In addition to short-term bank deposits, as at 30th June, 2008, the Group also pledged bank guaranteed notes receivable from third parties and affiliated companies of approximately RMB173 million (At 31st December, 2007: RMB223 million) for issue of bank guaranteed notes.

19.	Accounts receivable
An aging analysis of accounts receivable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	573,907	619,157
Between six months to one year	114,557	84,884
Above one year to two years	87,800	97,111
Above two years	64,277	66,923

	840,541	868,075
Less: Provision for doubtful debts	(62,888)	(62,888)

	777,653	805,187

The Group’s credit policy is to offer credit to customers following a financial assessment and an established payment record. Credit history and background of new customers are checked and security deposits are usually obtained from major customers. Credit terms of 30 days to 90 days are set for customers and designated staff monitors accounts receivable and follows up collection with customers.

20.	Notes receivable
All notes receivable are denominated in Renminbi and are primarily notes received from customers for settlement of accounts receivable balances. As at 30th June, 2008, all notes receivable were guaranteed by established banks in the PRC and have maturities of six months or less (As at 31st December, 2007: Same). As at 30th June, 2008, notes receivable from third parties and affiliated companies of approximately RMB173 million have been pledged for the issue of notes payable (As at 31st December, 2007: RMB233 million).

21.	Other receivables

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Advance to SAIAM (Note)	300,000	300,000
Receivable from a jointly controlled entity	7,173	16,386
Others	274,324	262,488

	581,497	578,874
Less: Provision for doubtful debts	(87,255)	(87,637)

	494,242	491,237

Note: As at 30th June, 2008, an amount of RMB300 million (As at 31st December, 2007: RMB300 million) was advanced to SAIAM which will become a subsidiary of the Group after the completion of the Acquisitions as detailed in note 15.

22.	Accounts payable
An aging analysis of accounts payable is set out below:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	2,697,765	3,372,186
Between six months to one year	82,364	18,628
Above one year to two years	39,735	11,895
Above two years	28,231	19,182

	2,848,095	3,421,891

23.	Short-term bank borrowings
All short-term bank borrowings at 30th June, 2008 are unsecured (At 31st December, 2007: Same), interest-bearing at rates ranging from 6.449% to 8.217% per annum (At 31st December, 2007: 6.73% to 8.02% per annum) and repayable from 18th October, 2008 to 30th June, 2009 (At 31st December, 2007: repayable from 26th January, 2008 to 18th October, 2008).

24.	Convertible bonds

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Liability component
At beginning of period/year	1,435,657	1,395,422
Amortisation	67,524	135,483
Gain on foreign currency translation	(88,735)	(95,248)

At balance sheet date	1,414,446	1,435,657

Fair value of embedded conversion option
At beginning of period/year	316,576	151,648
Changes in fair value	(215,035)	181,933
Gain on foreign currency translation	(13,038)	(17,005)

At balance sheet date	88,503	316,576

	1,502,949	1,752,233

On 7th June, 2006, the Group, through a wholly-owned subsidiary, Brilliance China Finance Limited, issued zero coupon guaranteed convertible bonds with principal amount of US$182,678,000 (equivalent to approximately RMB1,461 million based on the applicable exchange rate at the time of issue). The convertible bonds are listed on the Singapore Exchange Securities Trading Limited.

The convertible bonds are convertible into fully paid ordinary shares at par value of US$0.01 each of the Company at an initial conversion price of HK$1.93 per share, subject to adjustment in certain events, at any time on or after 6th July, 2006, and up to and including 8th May, 2011, unless the convertible bonds have previously been redeemed or previously have matured.

Conversion price reset

If the average of the closing price (the ‘‘Average Market Price’’) of the shares of the Company for the period of 20 consecutive trading days immediately prior to the reset dates (being 10th March, 2007 and 10th March, 2008) is less than the conversion price on the applicable reset date, the conversion price shall be adjusted on the applicable reset date so that the Average Market Price of the shares of the Company will become the adjusted conversion price with effect from the applicable reset date provided that, among other things, any such adjustment to the conversion price in no event shall be less than 68% (for the 10th March, 2007 reset date) and 75% (for the 10th March, 2008 reset date) of the conversion price prevailing on the applicable reset date and that the conversion price shall not be reduced below the then par value of the shares unless under applicable law then in effect the convertible bonds could be converted at such reduced conversion price into legally issued, fully-paid and non-assessable shares.

24.	Convertible bonds (Cont’d)
Pursuant to the terms of the convertible bonds, the initial conversion price of HK$1.93 was adjusted to HK$1.53 with effect from 10th March, 2008. Due to the adjustment to the conversion price, the total number of conversion shares increased from 733,674,599 shares at a conversion price of HK$1.93 to 925,484,964 shares at a conversion price of HK$1.53. At a special general meeting held on 21st April, 2008, the shareholders of the Company approved, by way of an ordinary resolution, the grant of a specific mandate to the directors to issue, allot and deal with the additional conversion shares.

Redemption

The convertible bonds will mature on 7th June, 2011. All but not some of the aggregate outstanding principal amount of the convertible bonds is redeemable at the option of Brilliance China Finance Limited at the early redemption amount (calculated at principal amount of the convertible bonds plus a yield at 7% per annum, compounded semi-annually):
(i)	on or at any time after 7th June, 2008 and prior to 7th June, 2009, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 145% of the applicable early redemption amount divided by the conversion ratio (principal amount of the convertible bonds divided by the conversion price);

(ii)	on or at any time after 7th June, 2009 and prior to 8th May, 2011, if the closing price of the shares of the Company on the Stock Exchange for each of the last 30 consecutive trading days has been at least 130% of the applicable early redemption amount divided by the conversion ratio; or
(iii)	at any time, if more than 90% in principal amount of the convertible bonds has been converted, redeemed or purchased and cancelled.
Unless previously converted, redeemed or purchased and cancelled, the convertible bonds will be redeemed at 141.060% of their outstanding principal amount on 7th June, 2011.

The convertible bonds may be redeemed in whole but not in part at the option of the relevant holders on 7th June, 2009 at 122.926% of their principal amount. The convertible bonds may also be redeemed in whole but not in part at the option of the holders at the early redemption amount on the occurrence of a change of control of the Company, or if the shares of the Company cease to be listed or admitted to trading in the Stock Exchange.

The convertible bonds contain a liability component and an embedded conversion option, which are required to be accounted for separately in accordance with HKAS 39.

At initial recognition, the liability component is measured at its fair value by using the discounted cash flow method. The embedded conversion option is measured at its fair value provided by professional valuers using the Black-Scholes option pricing model.

The liability component is subsequently carried at amortised cost by using the effective interest method. The embedded conversion option is measured at fair value at balance sheet date and changes in fair value are recognised in the income statement.

During the period, the gain on fair value changes on the embedded conversion option amounted to RMB215,035,000 (2007: a loss of RMB282,480,000).

The fair value of the liability component as at 30th June, 2008 was approximately US$223,284,000 (At 31st December, 2007: US$203,777,000), equivalent to approximately RMB1,534,362,000 (At 31st December, 2007: RMB1,490,445,000).

25.	Capital

	(Unaudited)		(Audited)
	As at 30th June, 2008		As at 31st December, 2007
	Number of shares	Amount	Number of shares	Amount
	’000	’000	’000	’000

Authorised:
Ordinary shares of US$0.01 each	8,000,000	US$80,000	8,000,000	US$80,000

Issued and fully paid:
Ordinary shares of US$0.01 each	3,669,766	RMB303,488	3,669,766	RMB303,488

26.	Reserves

	(Unaudited)
	Attributable to equity holders of the Company
									Total equity
				Cumulative					attributable to
			Investment	translation		Share			the equity
	Hedging	Share	revaluation	adjustments	Dedicated	options	Capital	Retained	holders of the	Minority	Total
	Reserve	premium	reserve	reserve	capital	reserve	reserve	earnings	Company	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2008	31,275	2,040,430	(8,372)	39,179	193,356	43,090	120,000	3,287,217	5,746,175	209,736	5,955,911
Share option cost	—	—	—	—	—	856	—	—	856	—	856
Profit for the period	—	—	—	—	—	—	—	282,943	282,943	(63,262)	219,681
Share of jointly controlled entity’s gain recognised directly in equity	33,367	—	—	—	—	—	—	—	33,367	335	33,702
Transfer to dedicated capital	—	—	—	—	1,482	—	—	(1,482)	—	—	—
Change in fair value of available-for-sale financial assets	—	—	4,126	—	—	—	—	—	4,126	—	4,126

As at 30th June, 2008	64,642	2,040,430	(4,246)	39,179	194,838	43,946	120,000	3,568,678	6,067,467	146,809	6,214,276

	(Audited)
	Attributable to equity holders of the Company
									Total equity
				Cumulative					attributable to
			Investment	translation		Share			the equity
	Hedging	Share	revaluation	adjustments	Dedicated	options	Capital	Retained	holders of the	Minority	Total
	Reserve	premium	reserve	reserve	capital	reserve	reserve	earnings	Company	interests	equity
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

As at 1st January, 2007	—	2,038,423	(10,765)	39,179	184,193	11,281	120,000	3,199,294	5,581,605	140,147	5,721,752
Issue of new shares under share option scheme	—	1,602	—	—	—	—	—	—	1,602	—	1,602
Premium arising from exercise of employee share options	—	405	—	—	—	(434)	—	—	(29)	—	(29)
Share option cost	—	—	—	—	—	32,243	—	—	32,243	—	32,243
Profit for the year	—	—	—	—	—	—	—	97,086	97,086	69,273	166,359
Share of jointly controlled entity’s gain recognised directly in equity	31,275	—	—	—	—	—	—	—	31,275	316	31,591
Transfer to dedicated capital	—	—	—	—	9,163	—	—	(9,163)	—	—	—
Changes in fair value of available-for-sale financial assets	—	—	2,393	—	—	—	—	—	2,393	—	2,393

As at 31st December, 2007	31,275	2,040,430	(8,372)	39,179	193,356	43,090	120,000	3,287,217	5,746,175	209,736	5,955,911

27.	Contingencies

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Corporate guarantees for revolving bank loans and bank guaranteed notes drawn by affiliated companies of Shanghai Shenhua (Note).	60,000	60,000
Corporate guarantees for bank loans drawn by JinBei. Bank deposits of RMB213 million (At 31st December, 2007: RMB213 million) was pledged as a collateral for the corporate guarantee (Note 18).	200,000	200,000

Note: Shanghai Shenhua is defined in note 29(a) to the condensed financial statements.

In addition, the Group was also subject to the following contingencies as at 30th June, 2008:

On or about 25th October, 2002, the Company was served with a claim lodged by Mr. Yang Rong (‘‘Mr. Yang’’) in the Labour Tribunal in Hong Kong against the Company for alleged wrongful repudiation and/or breach of his employment contract. The claim was for approximately US$4.3 million (equivalent to approximately RMB29.5 million) with respect to loss of salary. In addition, Mr. Yang claimed unspecified damages in respect of bonuses and share options. The claim was dismissed by the Labour Tribunal in Hong Kong on 28th January, 2003. Mr. Yang subsequently applied for a review of this decision. At the review hearing on 4th July, 2003, the Labour Tribunal ordered the case to be transferred to the High Court in Hong Kong. The claim has therefore been transferred to the High Court and registered as High Court Action No. 2701 of 2003 (the ‘‘Action’’).

On 16th September, 2003, a Statement of Claim was served on the Company. On 4th November, 2003, the Company filed a Defence and Counterclaim with the High Court. Mr. Yang filed a Reply to Defence and Defence to Counterclaim on 26th April, 2004. On 21st July, 2004, Mr. Yang obtained leave from the Court to file an Amended Reply to Defence and Defence to Counterclaim. The Company filed and served a Reply to Defence to Counterclaim on 4th September, 2004. Pleadings closed on 18th September, 2004. The parties filed and served Lists of Documents on 26th October, 2004 and witness statements were exchanged on 28th February, 2005.

The parties applied by consent to adjourn sine die a checklist hearing fixed for 20th April, 2005, as the respective parties anticipated that they would be filing supplemental evidence and amending their pleadings. The Court approved the application and made an Order on 19th April, 2005 that the checklist hearing be vacated and adjourned sine die with liberty to restore.

Pursuant to a request made by Mr. Yang on 2nd June, 2005 for further and better particulars of the Defence and Counterclaim, the Company filed and served its Answer to Mr. Yang’s request on 4th July, 2005.

On 17th August, 2005, in compliance with its continuing discovery obligations, the Company filed and served a Supplemental List of Documents. Subsequently, on 5th September, 2005, Mr. Yang also filed and served a Supplemental List of Documents.

There has been no material progress in the litigation since then.

The directors of the Company do not believe the Action will have any significant impact on the financial position of the Company and of the Group. The directors of the Company intend to continue vigorously defending the Action.

28.	Commitments
(a)	Capital commitments

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Contracted but not provided for:
— Construction projects	45,345	39,137
— Acquisition of plant and machinery	504,294	502,510
— Others	66,163	177,086

	615,802	718,733

Authorised but not contracted for:
— Construction projects and acquisition of plant and machinery	977,490	1,009,384

(b)	Operating lease commitments

As at 30th June, 2008, the Group had future aggregate minimum lease payments under non-cancellable operating leases in respect of leased properties as follows:

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Within one year	15,296	16,367
In the second to fifth years inclusive	11,292	18,856
Over five years	29,895	31,296

	56,483	66,519

(c)	Future operating lease arrangements

As at 30th June, 2008, the Group had future aggregate minimum lease receivable under non-cancellable operating leases as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Within one year	11,988	19,883
In the second to fifth year inclusive	11,562	56,697
Over five years	28,602	76,778

	52,152	153,358

29.	Related party transactions
(a)	Name and relationship

Name	Relationship

JinBei	A shareholder of Shenyang Brilliance JinBei Automobile Co., Ltd. (‘‘Shenyang Automotive’’), a subsidiary of the Company
Shanghai Shenhua Holdings Co., Ltd. (‘‘Shanghai Shenhua’’)	Common directorship of certain directors of the Company
Brilliance Holdings Limited (‘‘BHL’’)	Common directorship of certain directors of the Company
An affiliated company is a company in which one or more of the directors or substantial shareholders of the Company have direct or indirect beneficial interests or are in a position to exercise significant influence. Parties are also considered to be affiliated if they are subject to common control or common significant influence.

Save as disclosed elsewhere in these interim financial statements, significant transactions with affiliated companies (these affiliated companies and the Company have certain directors in common and/or other relationships as specified) are detailed below.

(b)	Particulars of significant transactions between the companies comprising the Group and affiliated companies in the ordinary course of business during the period are summarised below:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Sales of goods:
— Affiliated companies of JinBei	72,681	131,328
— Shanghai Shenhua and its affiliated companies	571,050	908,006
— Jointly controlled entities	24,673	36,347
— Associates	41,429	45,655
— A subsidiary of the substantial shareholder of the Company	1,227,532	—

Purchases of goods:
— Affiliated companies of JinBei	470,017	660,808
— Shanghai Shenhua and its affiliated companies	—	70
— Affiliated companies of BHL	51,960	53,757
— Jointly controlled entities	322,006	219,491
— Associates	94,110	312,758
— An affiliated company of a joint venture partner of Shenyang Xinguang Brilliance Automobile Engine Co., Ltd.	23	42
— A shareholder of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	13,263	36,458
Operating lease rental on machinery and equipment charged by a jointly controlled entity	1,430	1,430
Operating lease rental on office buildings charged by Shanghai Shenhua	296	296
Operating lease rental on office buildings charged to a jointly controlled entity	7,087	7,292
Subcontracting charge to a jointly controlled entity	106,839	130,058
Interest to a jointly controlled entity	7,783	8,135
Operating lease rental on office buildings charged by Shanghai Shenhua and its affiliated companies	567	329

The sale and purchase transactions above were carried out after negotiations between the Group and the affiliated companies in the ordinary course of business and on the basis of estimated market value as determined by the directors.

(c)	As at 30th June, 2008, accounts receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Accounts receivable from related parties:
— Shanghai Shenhua and its affiliated companies	90,976	368,499
— Affiliated companies of JinBei	31,971	91,347
— An affiliated company of BHL	75,600	94,095
— A subsidiary of the substantial shareholder of the Company	207,214	61,455
— A shareholder of Shenyang Aerospace Mitsubishi Motors Engine Manufacturing Co., Ltd.	300	—

— Jointly controlled entities
— BMW Brilliance	149,890	98,224
— Other jointly controlled entities	8,276	321
— An associate	28	—

	564,255	713,941
Less: Provision for doubtful debts	(29,720)	(29,720)

	534,535	684,221

(i)	The amounts due from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term.

(ii)	The Group’s credit policy is that credit is offered to affiliated companies following financial assessment and an established payment record. These affiliated companies are generally required to settle 25% to 33% of the previous month’s ending balances. The aging analysis of amounts due from affiliated companies is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	426,134	618,956
Between six months to one year	94,469	205
Above one year to two years	20,026	65,330
Over two years	23,626	29,450

	564,255	713,941

(d)	As at 30th June, 2008, notes receivable from affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Notes receivable from related parties:
— Affiliated companies of JinBei	68,206	3,050
— A jointly controlled entity	258	—
— An associate	3,032	—
— Shanghai Shenhua and its affiliated companies	134,885	143,276
— A subsidiary of the substantial shareholder of the Company	111,713	113,829

	318,094	260,155

All notes receivable from affiliated companies are guaranteed by banks in the PRC and have maturities of six months or less from 30th June, 2008.

(e)	As at 30th June, 2008, the dividends receivable from affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Dividends receivable from related parties:
— A jointly controlled entity	76,173	76,173
— An associate	—	21,000

	76,173	97,173

(f)	As at 30th June, 2008, advances to affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at
	30th June,	As at 31st December,
	2008	2007
	RMB’000	RMB’000

Advances to related parties:
— Jointly controlled entities	46,378	26,364
— Affiliated companies of BHL	51,134	51,134
— Shanghai Shenhua and its affiliated companies	14,044	14,044
— JinBei and its affiliated companies	61,157	12,062
— Other affiliated company	785	12

	173,498	103,616
Less: provision for doubtful debts	(2,214)	(2,214)

	171,284	101,402

Advances to affiliated companies are unsecured, non-interest bearing and have no fixed repayment term (As at 31st December, 2007: Same).

(g)	As at 30th June, 2008, amounts due to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at
	30th June,	As at
	2008	31st December, 2007
	RMB’000	RMB’000

Due to related parties:
— Associates	58,589	50,444
— Jointly controlled entities	709,001	534,527
— Affiliated companies of Shanghai Shenhua	8,343	1,870
— Affiliated companies of JinBei	331,819	365,275
— A subsidiary of the substantial shareholder of the Company	10,166	—
— Other affiliated companies	35	731

	1,117,953	952,847

The amounts due to affiliated companies are unsecured and non-interest bearing. Amounts due to affiliated companies are generally settled on a monthly basis at 25% to 33% of the previous month’s ending balance. The aging analysis of amounts due to affiliated companies is as follows:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than six months	843,003	872,760
Between six months to one year	196,750	50,509
Above one year to two years	73,420	25,723
Over two years	4,780	3,855

	1,117,953	952,847

(h)	As at 30th June, 2008, notes payable to affiliated companies arising from trading activities consisted of the following:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Notes payable to related parties:
— An affiliated company of BHL	—	60,686
— Affiliated companies of JinBei	—	51,167
— An associate	—	1,760
— Jointly controlled entities	48,000	94,161

	48,000	207,774

(i)	As at 30th June, 2008, advances from affiliated companies consisted of:

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Advances from related parties:
— An associate	1,695	3
— A jointly controlled entity	3,765	1,279
— BHL and its affiliated companies	11,572	12,086
— Affiliated companies of Shanghai Shenhua	2,830	1,430
— JinBei and its affiliated companies	735	735
— Current portion of financing received from BMW Brilliance (Note)	44,380	40,601

	64,977	56,134

Note: The advances from BMW Brilliance are repayable on the following terms.

	(Unaudited)	(Audited)
	As at	As at
	30th June,	31st December,
	2008	2007
	RMB’000	RMB’000

Less than 1 year	44,381	40,601
Between 1 year to 2 years	8,210	7,772
Above 2 years to 5 years	30,799	29,154
Over 5 years	90,983	96,846

	174,373	174,373
Less: non-current portion	(129,993)	(133,772)

Current portion	44,380	40,601

Saved for the advances from BMW Brilliance above as detailed in note 16(b) to the annual financial statements for the year ended 31st December, 2007, other advances from affiliated companies are unsecured, non-interest bearing and with no fixed repayment term (2007: same).

(j)	Pursuant to a trademark license agreement, JinBei granted Shenyang Automotive the right to use the JinBei trademark on its products and marketing materials indefinitely.

(k)	Compensation benefits to key management personnel excluding directors:

	(Unaudited)
	For the six months ended 30th June,
	2008	2007
	RMB’000	RMB’000

Short-term employee benefits	1,629	1,956

SUPPLEMENTARY FINANCIAL INFORMATION
The Group has prepared a separate set of financial statements for the six months ended 30th June, 2008 in accordance with generally accepted accounting principles in the United States of America (‘‘US GAAP’’).
Differences between HKFRS and US GAAP give rise to differences in the reported balances of net assets and profit/loss attributable to equity holders of the Company. The financial effects of the material differences between HKFRS and US GAAP are summarised and explained as follows:

		(Unaudited)
		For the six months ended 30th June,
		2008	2007
	Note	RMB’000	RMB’000

Reconciliation of net profit (loss):
Profit (Loss) attributable to equity holders of the Company under HKFRS		282,943	(125,737)
Capitalisation of borrowing costs and related depreciation	(a)	(1,052)	(1,052)
Write off of development costs and related borrowing costs capitalised	(b)	(160,176)	(205,332)
Amortisation of impaired intangible assets	(b)	(11,760)	(7,417)
Finance costs / redemption premium of convertible bonds	(d)	3,714	6,972
Changes in fair value of embedded conversion option of convertible bonds	(d)	(215,035)	282,480
Effect of the above adjustments attributable to minority interests		86,674	102,172

(Loss) Profit attributable to shareholders reported under US GAAP		(14,692)	52,086

Other comprehensive income:
Fair value adjustment for securities available-for-sale	(e)	4,126	30,469
Share of jointly controlled entity’s gain recognised directly in equity	(f)	33,367	—

Comprehensive income reported under US GAAP		22,801	82,555

		(Unaudited)	(Audited)
		As at	As at
		30th June,	31st December,
		2008	2007
	Note	RMB’000	RMB’000

Reconciliation of net assets:
Net assets reported under HKFRS, net of portion attributable to minority interests		6,370,955	6,049,663
Capitalisation of borrowing costs and related depreciation	(a)	232	1,284
Write off of development costs and related borrowing costs capitalised	(b)	(1,221,022)	(1,060,846)
Impairment of intangible assets	(b)	377,000	377,000
Amortisation of impaired intangible assets	(b)	(116,150)	(104,390)
Non-amortisation on goodwill	(c)	144,113	144,113
Impairment on goodwill	(c)	(76,010)	(76,010)
Amortisation of finance costs / accreted redemption premium of convertible bonds	(d)	29,814	26,100
Changes in fair value of embedded conversion option of convertible bonds	(d)	40,100	255,135
Issue costs allocated to embedded conversion option of convertible bonds	(d)	2,557	2,557
Effect of the above adjustments attributable to minority interests		389,291	302,617

Net assets reported under US GAAP		5,940,880	5,917,223

(a)	Under HKFRS, the amount of capitalised borrowing costs is netted off against investment income earned on the temporary investment of the borrowed funds pending their expenditure on the qualified assets. Under US GAAP, such temporary investment income is recognised as income rather than being netted off against capitalised borrowing costs. As a result, the amount of the capitalised borrowing costs (and the carrying amount of qualified assets) under HKFRS is lower than that under US GAAP. In subsequent years, the annual depreciation or impairment loss for the qualified assets under HKFRS is lower than that under US GAAP.

(b)	Under HKFRS, costs incurred on development projects, including borrowing costs specific for the development projects capitalised, relating to the design and testing of new or improved projects are recognised as an intangible asset, at cost less accumulated amortisation and impairment losses, if certain criteria are fulfilled. Under US GAAP, such costs are expended as incurred. Accordingly, development costs and related borrowing costs totaling RMB160 million capitalised during the period and the respective accumulated costs of RMB1,221 million capitalised in the condensed consolidated balance sheet as at 30th June, 2008 under HKFRS have been expended under US GAAP.

In previous years, the Group provided for impairment losses on the intangible assets in relation to Zhonghua sedans, part of which were related to those development costs already capitalised under HKFRS but charged to the consolidated income statement under US GAAP as development costs. Therefore, the US GAAP adjustments represent differences in amortisation charges of RMB11.7 million for the period. As at 30th June, 2008, the cumulative effect of impairment losses and differences in amortisation charges are RMB377 million and RMB116 million, respectively.

(c)	With effect from 1st January, 2005, HKFRS, consistent with US GAAP, does not require amortisation of goodwill. The difference of RMB144 million related to accumulated amortisation of goodwill under HKFRS brought forward from 31st December, 2004.

Goodwill under US GAAP (ie. SFAS No. 142) is stated at cost less impairment losses without amortisation charge, effectively the carrying amount before impairment losses is higher than that measured under HKFRS. The cumulative effect of this GAAP difference is RMB76 million, which is a result of higher amount of impairment losses recognised in prior years under US GAAP.

(d)	Under HKFRS, the convertible bonds issued on 7th June, 2006 (see Note 24) are split into liability component and an embedded conversion option, which are measured at their fair values at initial recognition. The liability component is subsequently carried at amortised cost and the embedded conversion option is stated at its fair value at balance sheet and the change in fair value is recognised in the income statement. Under US GAAP, the convertible bonds are stated in the balance sheet at face value plus accreted redemption premium. Accordingly, the reported net assets under HKFRS as at 30th June, 2008 were RMB73 million lower than that under US GAAP because of the accumulated effect of (i) RMB30 million additional amortised finance costs/accreted redemption premium charged to income statement under HKFRS than under US GAAP (including RMB3.7 million for the six months ended 30th June, 2008); (ii) accumulated loss on fair value of the embedded conversion option amounting to RMB40 million (including a gain in fair value of RMB215 million for the six months ended 30th June, 2008); and (iii) direct expenses of RMB3 million in connection with the issue of the convertible bonds are capitalised as deferred expenses on the balance sheet and are amortised over the life of the convertible bonds under US GAAP but are allocated between liability component and embedded conversion option under HKFRS.

(e)	With effect from 1st January, 2005, change in the value of these investments is recognised in equity under HKFRS and therefore there is no difference in reconciling the net income. Change in fair value of RMB4 million under US GAAP is recognised under other comprehensive income while recognised in investment revaluation reserve under HKFRS.

(f)	During the period, a jointly controlled entity of the Group recognised a gain which was dealt with in its equity. Under HKFRS, the share of this gain of RMB33 million is recognised in the Group’s equity. Under US GAAP, it is recognised under other comprehensive income.

INDEBTEDNESS
     As at the close of business on 31st October, 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding indebtedness of approximately RMB6,610 million, comprising bank borrowings and notes payable of approximately RMB5,072 million and Convertible Bonds of approximately RMB1,538 million.
Borrowings
     As at the close of business on 31st October, 2008, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had bank borrowings and notes payable of approximately RMB5,072 million, of which approximately RMB4,502 million was secured by bank deposits of approximately RMB2,318 million and bank notes receivable of approximately RMB219 million.
Contingent liabilities
     As at 31st October, 2008, the Group had contingent liabilities of approximately RMB260 million.
Disclaimer
     Save as disclosed above and apart from intra-group liabilities, the Group did not have any loan capital issued and outstanding or agreed to be issued, any loan capital, bank overdrafts and liabilities under acceptances or other similar indebtedness, debentures, mortgages, charges or loans or acceptance credits or hire purchase commitments, guarantees or other material contingent liabilities as at the close of business on 31st October, 2008.
No material change
     Save as disclosed herein, the Directors have confirmed that there has not been any material change in the indebtedness and contingent liabilities of the Group since 31st October, 2008.
WORKING CAPITAL
     After taking into account of the available credit facilities and the internal resources of the Group, the Directors were of the opinion that the Group had sufficient working capital for the 12 months period from the date of this circular.
MATERIAL CHANGE
     As at the Latest Practicable Date, there is no material change in the financial and trading position or outlook of the Group since 31st December, 2007, being the date to which the latest published audited consolidated financial statements of the Group were made up.

APPENDIX II GENERAL INFORMATION
1. RESPONSIBILITY STATEMENT
     This circular includes particulars given in compliance with the Listing Rules and Takeovers Code for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of information contained in this circular (other than information in relation to Huachen) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.
     The directors of Huachen jointly and severally accept full responsibility for the accuracy of the information contained in this circular (other than information relating to the Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement in this circular misleading.
2. SHARE CAPITAL
     The authorised and issued share capital of the Company as at the Latest Practicable Date were as follows:

Authorised share capital:		US$
8,000,000,000		80,000,000

Issued and fully paid share capital or credited as full paid:

3,669,765,900	Shares in issue as at the Latest Practicable Date	36,697,659
1,313,953,488	Shares to be issued upon completion of the Subscription	13,139,534

4,983,719,388	Shares in issue upon completion of the Subscription	49,837,193

     All the issued shares in the capital of the Company rank pari passu with each other in all aspects including the rights as to voting, dividends and return of capital. Save for the Convertible Bonds, the Company had no debt securities in issue as at the Latest Practicable Date.
     Since 31st December, 2007, the date of which the latest audited financial statements of the Company was made up, and up to the Latest Practicable Date, no Shares have been allotted and issued by the Company upon the exercise of the subscription rights attaching to the options granted under the share option scheme of the Company.
     As at the Latest Practicable Date, the Company has outstanding options to subscribe for 2,800,000 Shares exercisable at any time during the 10-year period from 2nd June, 2001 at the subscription price of HK$1.896 per Share.
     Save as disclosed above, the Company has not issued any Shares since 31st December, 2007 and no share or loan capital of the Company has been put under option or agreed conditionally or unconditionally to be put under option and no warrant or conversion right affecting the Shares has been issued or granted or agreed conditionally or unconditionally to be issued or granted.

3. MARKET PRICE
     The table below shows the closing price of the Shares on the Stock Exchange on (i) the last day on which trading took place in each of the calendar month during the period commencing six months preceding the date of the Announcement; (ii) the Last Trading Day; and (iii) the Latest Practicable Date:

Closing price
Date	per Share
HK$
30th June, 2008	0.95
31st July, 2008	0.87
29th August, 2008	0.81
30th September, 2008	0.56
31st October, 2008	0.32
Last Trading Day	0.38
Latest Practicable Date	0.445
     The highest and lowest closing prices per Share recorded on the Stock Exchange during the Relevant Period were HK$1.32 and HK$0.242 on 11th June, 2008 and 27th October, 2008, respectively.
4. DISCLOSURE OF INTERESTS OF DIRECTORS IN EQUITY OR DEBT SECURITIES
     As at the Latest Practicable Date, the interests and short positions of each Director, chief executive and their respective associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he has taken or is deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange, are set out below:

		Number of Shares held		Approximate
Name of	Type of	Long	Short	shareholding	Number of share
Director	interests	Position	Position	percentage %	option granted

Wu Xiao An	Personal	—	—	—	2,800,000
(also known as Ng Siu On)					(Note)
Note:	The options to subscribe for 2,800,000 Shares are exercisable at any time during the 10-year period from 2nd June, 2001 at the subscription price of HK$1.896 per Share.
     Save as disclosed, as at the Latest Practicable Date, none of the Directors, chief executives and their respective associates has any interest or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he has taken or is deemed to have under such provisions of the SFO); or are required, pursuant to Section 352 of the SFO to be entered into the register referred to therein; or are required, pursuant to the Model Code of Securities Transactions by Directors of Listed Companies to be notified to the Company and the Stock Exchange.
5. SUBSTANTIAL SHAREHOLDERS
     As at the Latest Practicable Date, so far as known to the Directors and chief executives of the Company, the following persons, other than a Director or chief executive of the Company have an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent.

or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

	Number of Shares held/ Approximate shareholding percentage
Name of Shareholders	Long Position	%	Short Position	%	Lending Pool	%

Huachen (Note 1)	2,760,074,988	75.21	—	—	—	—
Templeton Asset Management Ltd. (Note 2)	517,937,632	14.11	—	—	—	—
Merrill Lynch Co Inc. (Note 3)	219,927,353	5.99	1,603,500	0.04	—	—
Deutsche Bank Aktiengesellschaft (Note 4)	219,428,395	5.98	38,277,134	1.04	—	—

Notes:

1.	Out of these Shares, 1,313,953,488 Shares are Shares to be subscribed by Huachen pursuant to the Subscription Agreement.

2.	The 517,937,632 Shares in long position are held in the capacity as investment manager.

3.	The 219,927,353 Shares in long position and 1,603,500 Shares in short position are held as corporate interest.

4.	The 219,428,395 Shares in long position are held as to 18,473,142 Shares in the capacity as beneficial owner, as to 150,000 Shares in the capacity as investment manager and as to 200,805,253 Shares as security interest. The 38,277,134 Shares in short position are held as to 13,572,937 Shares in the capacity as beneficial owner and as to 24,704,197 Shares as security interest. 175,392,138 Shares in long position represent underlying interest in physically settled derivatives listed or traded on a stock exchange or traded on a futures exchange. 13,572,937 Shares in long position and 30,937 Shares in short position represent underlying interest in cash settled unlisted derivatives.
     Save as disclosed herein, there was no other person so far as is known to the Directors and chief executives of the Company, other than a Director or chief executive of the Company has an interest or a short position in the Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in ten per cent. or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.
6. DIRECTORS’ SERVICE CONTRACTS
     As at the Latest Practicable Date, none of the Directors has any existing or proposed contract of service with any member of the Group which is not expiring or terminable within one year without payment of compensation (other than statutory compensation).
     None of the Directors has a service contract with the Company or any of its subsidiaries or associated companies which:
(a)	(including continuous and fixed term contracts) have been entered into or amended within six months before the commencement of the date of the Announcement;

(b)	are continuous contracts with a notice period of 12 months or more; or

(c)	are fixed term contracts with more than 12 months to run irrespective of the notice period.
7. OTHER INTERESTS OF THE DIRECTORS
     As at the Latest Practicable Date:
(a)	none of the Directors had any direct or indirect interest in any assets which have, since 31st December 2007, being the date of the latest published audited consolidated financial statements of the Group were made up, been acquired or disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to any member of the Group;

(b)	none of the Directors was materially interested in any contract or arrangement entered into by any member of the Group which contract or arrangement is subsisting as at the date of this circular and which is significant in relation to the business of the Group as a whole.

8. ADDITIONAL DISCLOSURE OF SHAREHOLDER AND DEALINGS PURSUANT TO THE TAKEOVERS CODE
(a)	The shareholdings of Huachen and parties acting in concert with it as at the Latest Practicable Date are set out in the paragraphs headed “Disclosure of interests of Directors in equity or debt securities” and “Substantial Shareholders” in this appendix and in the paragraph headed “Shareholding structure” in the Letter from the Board in this circular. None of Huachen and its parties acting in concert had dealt for value in any Shares or securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in the Company during the Relevant Period, save for the Subscription Shares. As at the Latest Practicable Date, the Company had no shareholding interest in Huachen nor had the Company dealt for value in any shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in Huachen during the Relevant Period.

(b)	Save as disclosed in the paragraph headed “Disclosure of interests of Directors in equity or debt securities” in this appendix and in note 4 to the paragraph headed “Shareholding structure” in the Letter from the Board in this circular, as at the Latest Practicable Date, none of the directors of Huachen was interested in any securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company nor had the directors of Huachen dealt for value in any shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company or Huachen during the Relevant Period, save for the Subscription Shares.

(c)	Save as set out in the paragraphs headed “Disclosure of interests of Directors in equity or debt securities” and “Substantial Shareholders” in this appendix and in the paragraph headed “Shareholding structure” in the Letter from the Board in this circular, neither Huachen nor its parties acting in concert owned or controlled any Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company. Save for entering into of the Subscription Agreement, neither Huachen nor its parties acting in concert had dealt for value in relevant securities (as defined under Note 4 to Rule 22 of the Takeovers Code) during the Relevant Period.

(d)	As at the Latest Practicable Date, neither Huachen nor parties acting in concert with it had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with any person.

(e)	As at the Latest Practicable Date, save for the Subscription Agreement, there was no agreement, arrangement or understanding (including any compensation arrangement) between Huachen or any of its parties acting in concert and any Director, recent Director, shareholder or recent shareholder of the Company which had any connection with or dependence upon the Subscription or the Whitewash Waiver.

(f)	As at the Latest Practicable Date, save as disclosed in the paragraph headed “Disclosure of interests of Directors in equity or debt securities” in this appendix, none of the Directors was interested in any Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company or Huachen nor had the Directors dealt for value in any Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company or Huachen during the Relevant Period.

(g)	As at the Latest Practicable Date, no shareholding in the Company was owned or controlled by a subsidiary of the Company or by a pension fund of any member of the Group or by the Independent Financial Adviser and none of the advisers to the Company as specified in class (2) of the definition of associate in the Takeovers Code owned or had any interests in any Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company.

(h)	As at the Latest Practicable Date, no person had any arrangement of the kind as described in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1), (2), (3) and (4) of the definition of associate under the Takeovers Code.

(i)	As at the Latest Practicable Date, no shareholding in the Company was managed on a discretionary basis by fund managers connected with the Company.

(j)	As at the Latest Practicable Date, no benefit would be given to any Director as compensation for loss of office or otherwise in connection with the Subscription or the Whitewash Waiver.

(k)	As at the Latest Practicable Date, save for the Subscription Agreement, there was no agreement or arrangement between any Director and any other person which is conditional on or dependent upon the outcome of the Subscription, the Whitewash Waiver or otherwise connected with it.

(l)	As at the Latest Practicable Date, save for the Subscription Agreement, there was no material contracts entered into by Huachen or parties acting in concert with it in which any Director has a material personal interest.

(m)	No Shares acquired by Huachen or parties acting in concert with it in pursuance of the Subscription will be transferred, charged or pledged to any other persons.

(n)	Save for the entering into of the Subscription Agreement, neither Huachen nor parties acting in concert with it has acquired any Shares or had any dealings in the relevant securities of the Company (as defined under Note 4 to Rule 22 of the Takeovers Code) during the period commencing on the date falling six months prior to the date of the Subscription Agreement and up to the date of the Announcement and during the Relevant Period.

(o)	As at the Latest Practicable Date, there was no shareholding in the Company which Huachen or parties acting in concert with it has borrowed or lent, and there was no dealings in the Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company by person which Huachen or parties acting in concert with it has borrowed or lent the Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in the Company during the Relevant Period.

(p)	As at the Latest Practicable Date, there was no shareholding in the Company which the Company or the Directors has/have borrowed or lent, and there was no dealings in the Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) of the Company by person which the Company or the Directors has/have borrowed or lent the Shares or other securities (as defined under Note 4 to Rule 22 of the Takeovers Code) in the Company during the Relevant Period.

(q)	As at the Latest Practicable Date, there was no shareholding in the Company owned or controlled by any persons who, prior to the posting of this circular, have irrevocably commit themselves to vote for or against the Whitewash Waiver.

(r)	As at the Latest Practicable Date, none of the Directors has any beneficial shareholdings in the Shares which would entitle them to vote in respect of the Ordinary Resolution for the Whitewash Waiver.
9. MATERIAL CONTRACTS
     The following contracts (not being contracts in the ordinary course of business) having been entered into by the Company or any of its subsidiaries within two years immediately preceding the date of the Announcement and up to the Latest Practicable Date and are or may be material:
(a)	seven framework agreements dated 15th December, 2006 (all of which are master agreements) in respect of the continuing connected transactions between members of the Group and the connected persons as set out in the announcement made by the Company dated 15th December, 2006;

(b)	an agreement dated 15th December, 2006 for the provision of cross guarantee in respect of banking facilities in the amount of RMB1.5 billion entered into between Shenyang Automotive and Shenyang XingYuanDong Automobile Component Co., Ltd.;

(c)	an agreement dated 15th December, 2006 for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million entered into between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited;

(d)	the distribution agreement dated 3rd October, 2007 (which is a master agreement) between Shenyang Automotive and Liaoning Zheng Guo Investment Development Company Limited in relation to the sale of automobiles manufactured by Shenyang Automotive;

(e)	an agreement dated 3rd October, 2007 for the provision of cross guarantee in respect of banking facilities in the amount of RMB2.0 billion entered into between Shenyang Automotive and Shenyang XingYuanDong Automobile Component Co., Ltd.;

(f)	an agreement dated 3rd October, 2007 for provision of cross guarantee in respect of banking facilities in the amount of RMB500 million entered into between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited;

(g)	six framework agreements and one regional agent agreement dated 19th November, 2008 (all of which are master agreements) in respect of the continuing connected transactions as set out in the announcement made by the Company dated 19th November, 2008;

(h)	an agreement dated 19th November, 2008 for provision of cross guarantees in respect of banking facilities in the amount of RMB500 million entered into between Shenyang XingYuanDong Automobile Component Co., Ltd. and Shenyang JinBei Automotive Company Limited (and its subsidiaries); and

(i)	the Subscription Agreement.
10. EXPERT’S CONSENT AND QUALIFICATION
     The following is the qualification of the professional adviser who has given opinion or advice which is contained in this circular:

Name	Qualification
Partners Capital International Limited	A corporation licensed to carry out regulated activities type 1 (dealing in securities) and type 6 (advising on corporate finance) under the SFO
     The Independent Financial Adviser has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and all reference to its name in the form and context in which they appear.
     As at the Latest Practicable Date, the Independent Financial Adviser was not beneficially interested in the share capital of any member of the Group nor did it has any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group nor did it have any interest, either direct or indirect, in any assets which have been, since the date to which the latest published audited consolidated financial statements of the Group were made up, acquired, disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.
11. LITIGATION
     As at the Latest Practicable Date, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration of material importance and no litigation or claim of material importance are pending or threatened by or against the Company or any of its subsidiaries.
12. COMPETING INTERESTS
     None of the Directors and his associates is interested directly or indirectly in a business, apart from his interest in the Company, which competes or is likely to compete with the business of the Group.
13. MISCELLANEOUS
(a)	The registered office of Huachen is at No. 39 Dongwang Street, Dadong District, Shenyang City, Liaoning Province, PRC (Post Code: 110044).

(b)	The registered address of Partners Capital International Limited is at Unit 3906, 39th Floor, COSCO Tower, 183 Queen’s Road Central, Hong Kong.
14. DOCUMENTS AVAILABLE FOR INSPECTION
     Copies of the following documents will be available for inspection during normal business hours (Saturdays and public holidays excepted) at Suites 1602-05, Chater House, 8 Connaught Road Central, Hong Kong from the date of this circular up to and including the date which is 14 days from the date of this circular and at the SGM and will be displayed on the website of the Company at http://www.brillianceauto.com and on the website of the Securities and Futures Commission at www.sfc.hk:
(a)	the letter from the Independent Financial Adviser, the text of which is set out on pages 12 to 27 of this circular;

(b)	the written consent from the Independent Financial Adviser referred to in paragraph 10 of this appendix;

(c)	the letter of recommendation from the Independent Board Committee, the text of which is set out on page 11 of this circular;

(d)	the contracts referred to in the paragraph headed “Material contracts” referred in paragraph 9 of this appendix;

(e)	the Bye-Laws;

(f)	the memorandum and articles of association of Huachen;

(g)	the audited consolidated financial statements of the Group for the financial years ended 31st December, 2006 and 31st December, 2007; and

(h)	the interim report of the Company for the six months ended 30th June, 2008.

NOTICE OF SGM
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
     NOTICE IS HEREBY GIVEN that a special general meeting of Brilliance China Automotive Holdings Limited (the “Company”) will be held at Room Tian Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 13th January, 2009 at 9:00 a.m., for the purposes of considering and, if thought fit, passing, with or without modification, the following resolutions as ordinary resolutions of the Company:
ORDINARY RESOLUTIONS
1.	“THAT
(a)	the entering into of the subscription agreement dated 1st December, 2008 (the “Subscription Agreement”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purposes) between the Company and Huachen Automotive Group Holdings Company Limited (“Huachen”) in relation to the subscription of 1,313,953,488 new shares (the “Subscription Shares”) at par value of US$0.01 each in the capital of the Company by Huachen at the price of HK$0.43 each Subscription Share (the “Subscription”) be and is hereby approved, confirmed and ratified; and that the directors of the Company be and are hereby authorised to take such actions and to enter into such documents as are necessary to give effect to the Subscription contemplated under the Subscription Agreement; and

(b)	subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in, the Subscription Shares, the directors of the Company be and are hereby authorised to issue and allot the Subscription Shares to Huachen at completion of the Subscription Agreement.”
2.	“THAT subject to the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegates (“Executive”) granting to Huachen (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) and parties acting in concert with it the waiver pursuant to Note 1 on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers, in respect of the obligations of Huachen and parties acting in concert with it to make a mandatory general offer for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it, which would otherwise arise as a result of the issue and allotment of the Subscription Shares (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) under the Subscription Agreement (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) (“Whitewash Waiver”) and the satisfaction of any conditions(s) attached to the Whitewash Waiver imposed by the Executive, the Whitewash Waiver be and is hereby approved.”
By order of the Board
Brilliance China Automotive Holdings Limited
Lam Yee Wah Eva
Company Secretary
Hong Kong, 23rd December, 2008

*          for identification purposes only
Registered office:
Canon’s Court
22 Victoria Street
Hamilton HM12

Bermuda
Head office and principal place of business:
Suites 1602—05
Chater House
8 Connaught Road Central
Hong Kong
Notes:
1.	A shareholder entitled to attend and vote at the above meeting may appoint one or more than one proxies to attend and to vote on a poll in his stead. On a poll, votes may be given either personally (or in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy. A proxy need not be a shareholder of the Company.

2.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806—07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

4.	Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting if shareholders so wish.

5.	Pursuant to bye-law 70 of the Bye-Laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the results of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to attend and vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in the aggregate equal to not less than one- tenth of the total sum paid up on all the shares having that right.
6.	The ordinary resolutions numbered 1 to 2 set out in this notice of special general meeting will be put to shareholders to vote taken by way of a poll.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
Proxy form for use at the Special General Meeting or any adjournment thereof
I/We1____________________________________________________________________________________________ of __________________________________________________________________________________________________ being holder(s) of 2shares with a par value of US$0.01 ___________________________________________________________________ each in the capital of Brilliance China Automotive Holdings Limited (the “Company”), HEREBY APPOINT the Chairman of the meeting3 or _______________________________________________________________________________________________________________ of _____________________________________________________________________________________________________________ as my/our proxy to act for me/us at the Special General Meeting of the Company, to be held at Room Tian Di, 7th Floor, The Landmark Mandarin Oriental, 15 Queen’s Road Central, The Landmark, Central, Hong Kong on Tuesday, 13th January, 2009 at 9:00 a.m. or any adjournment thereof, and in particular (but without limitation) at such meeting (or any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the resolutions set out in the notice convening the said meeting as indicated below, or, if no such indication is given, as my/our proxy thinks fit.

	ORDINARY RESOLUTIONS	For[4]	Against[4]
1. a.	To approve, confirm and ratify the entering into of the subscription agreement dated 1st December, 2008 (the “Subscription Agreement”) (a copy of which is marked “A” and produced to the meeting and signed by the Chairman for identification purposes) between the Company and Huachen Automotive Group Holdings Company Limited (“Huachen”) in relation to the subscription of 1,313,953,488 new shares (the “Subscription Shares”) at par value of US$0.01 each in the capital of the Company by Huachen at the price of HK$0.43 each Subscription Share (the “Subscription”) and to authorise the directors of the Company to take such actions and to enter into such documents as are necessary to give effect to the Subscription contemplated under the Subscription Agreement.

b.	Subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting the listing of and permission to deal in, the Subscription Shares, to authorise the directors of the Company to issue and allot the Subscription Shares to Huachen at completion of the Subscription Agreement.

2.	Subject to the Executive Director of the Corporate Finance Division of the Securities and Futures Commission of Hong Kong or any of his delegates (“Executive”) granting to Huachen (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) and parties acting in concert with it the waiver pursuant to Note 1 on dispensations from Rule 26 of the Hong Kong Code on Takeovers and Mergers, in respect of the obligations of Huachen and parties acting in concert with it to make a mandatory general offer for all the securities of the Company other than those already owned by Huachen and parties acting in concert with it, which would otherwise arise as a result of the issue and allotment of the Subscription Shares (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) under the Subscription Agreement (as defined in resolution number 1(a) set out in the notice of the special general meeting of which this resolution forms part) (“Whitewash Waiver”) and the satisfaction of any conditions(s) attached to the Whitewash Waiver imposed by the Executive, to approve the Whitewash Waiver.

Signature[5]	Dated
Notes:

1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.	Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all those shares in the Company registered in your name(s).
3.	If any proxy other than the Chairman of the meeting is preferred, strike out the words “the Chairman of the meeting” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (H) IN THE BOX MARKED “FOR” THE RELEVANT RESOLUTION. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (H) IN THE BOX MARKED “AGAINST” THE RELEVANT RESOLUTION. Failure to tick either box will entitle your proxy to cast your vote at his discretion. On a poll, your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than that referred to in the notice convening the meeting except that persons appointed by a clearing house as a proxy will be able to vote on a show of hands and on poll.
5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney or other person duly authorised.
6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the office of the Company’s branch registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Rooms 1806—07, 18th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
7.	In case of joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members of the Company in respect of such shares shall alone be entitled to vote in respect thereof.
8.	The proxy need not be a member of the Company but must attend the meeting in person to represent you.
9.	Completion and deposit of this form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.
10.	Pursuant to bye-law 70 of the bye-laws of the Company, a resolution put to vote at a general meeting shall be decided on a show of hands unless a poll is required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or demanded (before or at the declaration of the result of the show of hands in respect of the relevant resolution or on the withdrawal of any other demand for a poll):
(a)	by the Chairman of the meeting; or

(b)	by at least three shareholders present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(c)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting; or

(d)	by any shareholder or shareholders present in person or by a duly authorised corporate representative or by proxy having the right to attend and vote at the meeting, and in respect of whose shares, sums have been paid up in aggregate equal to not less than one-tenth of the total sum paid up on all the shares having that right.
11.	Ordinary resolutions numbered 1 to 2 will be put to shareholders to vote taken by way of a poll.
* for identification purposes only